Form 40-F
period 2011-09-30
Zodiac Exploration Corp.
filed 2012-03-14
CIK 1501010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended September 30, 2011	Commission File Number 001-35201

ZODIAC EXPLORATION INC.
(Exact name of registrant as specified in its charter)

Alberta, Canada (Province or Other Jurisdiction of Incorporation or Organization)	Not Applicable (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)

Suite 400, 1324-17 Avenue S.W.
Calgary, AB T2T 5S8
(403) 444-7848
(Address and telephone number of registrant’s principal executive offices)

The Corporation Trust Company
1209 Orange Street
Wilmington, DE 19801
(866) 261-9756
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Stock

Securities registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 359,248,741

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(g) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule. ☐ Yes 82-_____    ☒ No

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☐Yes     ☐ No

FORWARD LOOKING STATEMENTS

This Annual Report on Form 40-F and the Exhibits incorporated by reference into this Annual Report contain “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning anticipated developments in the operations of Zodiac Exploration Inc. (the “Registrant”) in future periods, planned exploration activities, the adequacy of the Registrant’s financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “pending” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. Information concerning the interpretation of drill results and resource estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what resources and reserves might be found to be present if and when a project is actually developed. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Registrant or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Annual Information Form and Management’s Discussion and Analysis of the Registrant filed as Exhibit 99.1and 99.3, respectively, to this Annual Report.

               The Registrant’s forward-looking statements contained in the Exhibits incorporated by reference into this Annual Report are made as of the respective dates set forth in such Exhibits. Such forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. In preparing this Annual Report, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof. Nor does the Registrant assume any obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States.

CURRENCY DISCLOSURE

All currency amounts in this annual report are stated in Canadian dollars unless otherwise indicated.  The exchange rate of Canadian dollars into United States dollars, on September 30, 2011, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00= CDN$1.0389

ANNUAL INFORMATION FORM

The Company’s Annual Information Form for the fiscal year ended September 30, 2011, is filed as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended September 30, 2011 and 2010, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

MANAGEMENT’S DISCUSSION & ANALYSIS

The Company’s management’s discussion and analysis is filed as Exhibit 99.3 and incorporated by reference in this annual report on Form 40-F.

TAX MATTERS

Purchasing, holding or disposing of securities of the Company may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the principal executive officer and principal financial officer, of the effectiveness of the Company’s disclosure controls and procedures, as defined in Rule 13a–15(e) and Rule 15d-15(e) under the Exchange Act. Based upon that evaluation, the Company’s principal executive officer and principal financial officer have concluded that, as of the end the period covered by this report, the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission (the “Commission”) for newly public companies.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during its fiscal year ended September 30, 2011 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR during the fiscal year ended September 30, 2011.

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER AND SENIOR FINANCIAL OFFICERS

The Registrant has adopted a Code of Ethics and Business Conduct for its senior officers, principal financial officer, directors and employees. This code applies to the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Directors and employees. It is available on the Registrant’s web site at www.zodiacexploration.ca and in print to any shareholder who requests it. All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Registrant’s web site and provided in print to any shareholder who requests them.

AUDIT COMMITTEE

Composition and Responsibilities

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. During the Company’s fiscal year ended September 30, 2011, the Company’s Audit Committee was composed of Messrs. Allen, Cross and Robinson.

Currently, the Company’s audit committee consists of Douglas Allen, Robert Cross and S. Clay Robinson.  Messrs. Allen, Cross and Robinson are considered independent under Rule 10A-3 of the SEC and within the criteria established by the Toronto Stock Exchange - Venture.

All of the members of the Audit Committee are financially literate.

The Audit Committee’s mandate sets out its responsibilities and duties and requirements for the composition of the committee, committee meetings and the Committee’s funding and hiring of advisors.  A copy of the current mandate is filed as Exhibit 99.4 and incorporated by reference in this annual report on Form 40-F.

Audit Committee Financial Expert

The Company’s Board of Directors has determined that Mr. Allen qualifies as an “audit committee financial expert”.

Mr. Allen qualifies as an “audit committee financial expert” and is financially sophisticated, as a result of his extensive experience in the corporate sector, including being a senior financial officer of various companies.  Mr. Allen is considered to be “independent” as determined under Rule 10A-3 of the Exchange Act.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

Fees payable to the Registrant’s independent auditors for the years ended September 30, 2011 and September 30, 2010, totaled $99,500 and $35,700, respectively, as detailed in the following tables.  All funds are in Canadian dollars.

The following table discloses fees billed to the Registrant by its current auditors, PricewaterhouseCoopers LLP.

	Year ended September 30, 2011	9 month period ended September 30, 2010
Audit fees	$98,700	$31,500
Audit-related fees	$800	$4,200
Tax fees
All other fees
TOTAL	$99,500	$35,700

The nature of the services provided by the Registrant’s independent auditors under each of the categories indicated in the table is described below.

Audit Fees

"Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Corporation's consolidated financial statements.  Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements.  Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

Audit-Related Fees

“Audit-Related Fees" include services that are traditionally performed by the auditor.  These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

Tax Fees

No "Tax Fees" were paid by Zodiac for any of the period listed above to PricewaterhouseCoopers LLP.  "Tax Fees" include fees for professional services rendered by the auditor for tax compliance, tax advice and tax planning.

All Other Fees

None.

PREAPPROVAL POLICIES AND PROCEDURES

In 2010, the Audit Committee pre-approved all audit, audit-related and tax fees.  The auditor presents the estimate for the annual audit related services to the Audit Committee for approval prior to undertaking the annual audit of the financial statements.  Pursuant to Audit Committee policy the Audit Committee is informed routinely as to the non-audit services actually provided by the Company’s auditor.

OFF-BALANCE SHEET ARRANGEMENTS

None.

CONTRACTUAL OBLIGATIONS

	Payments due by period ($CDN 000’s)
	Total	< 1 year	1 – 3 years	3 – 5 years	> 5 years
Office leases*	$418	$71	$151	$161	$34

* As of date of 40-F filing.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed with the Commission a Form F-X in connection with the Common Shares.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

EXHIBITS

The following exhibits are filed as part of this report.

Exhibit	Description

99.1	Annual Information Form for the year ended September 30, 2011.
99.2	Audited Annual Consolidated Financial Statements for the year ended September 30, 2011.
99.3	Management’s Discussion and Analysis for the year ended September 30, 2011.
99.4	Audit Committee Mandate.
99.5	Consent of PricewaterhouseCoopers LLP.
99.6	CEO Certification pursuant to rule 13a-14(a) of the Exchange Act.
99.7	CFO Certification pursuant to rule 13a-14(a) of the Exchange Act.
99.8	CEO Certification pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.9	CFO Certification pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report on Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized.

ZODIAC EXPLORATION INC.

By:	/s/ Randy Neely
Chief Financial Officer

Date: March 14, 2012