Form 20-F
period 2012-09-30
Zodiac Exploration Corp.
filed 2013-01-31
CIK 1501010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2012

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number 001-35201

Zodiac Exploration Inc.
(Exact Name of Registrant as Specified in Its Charter)

ALBERTA, CANADA
(Jurisdiction of Incorporation or Organization)

Suite 400 – 1324 17th Avenue
Calgary, Alberta
T2T 5S8
(Address of Principal Executive Offices)

Peter Haverson
Interim President and Chief Executive Officer
Zodiac Exploration Inc.
Suite 400 – 1324 17th Avenue
Calgary, Alberta
T2T 5S8
Telephone: 403-450-7896
Fax: 403-444-7855
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Common Shares, without Par Value
(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 359,635,408

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

[ ] Yes [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. [ ] Yes [X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[X] Yes [ ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

[X] Yes [ ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]

International Financial Reporting Standards as issued by the International Accounting Standards
Board [ ] Other [ ]

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the Company has elected to follow.

Item 17 [ ] Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). [ ] Yes [X] No

TABLE OF CONTENTS

ITEM 1 - Identity of Directors, Senior Management and Advisers		13
A.	Directors and Senior Management	13
B.	Advisers	13

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE		13

ITEM 3 - KEY INFORMATION		13
A.	Selected Financial Data	13
B.	Capitalization and Indebtedness	16
C.	Reasons for the Offer and Use of Proceeds	16
D.	Risk Factors	16

ITEM 4 - INFORMATION ON THE CORPORATION		26
A.	History and Development of the Corporation	26
B.	Business Overview	31
C.	Organizational Structure	35
D.	Property, Plant and Equipment	36
ITEM 4A - UNRESOLVED STAFF COMMENTS		40

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS		40
A.	Operating Results	43
B.	Liquidity and Capital Resources	46
C.	Research and Development, Patents and License, etc	46
D.	Trend Information	46
E.	Off Balance Sheet Arrangements	46
F.	Tabular Disclosure of Contractual Obligations	46

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		46
A.	Directors and Senior Management	46
B.	Executive Compensation	48
C.	Board Practices	48
D.	Employees	56
E.	Share Ownership	56

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		57
A.	Major Shareholders	57
B.	Related Party Transactions	58
C.	Interests of Experts and Counsel	58

ITEM 8 - FINANCIAL STATEMENTS		58
A.	Consolidated Statements and Other Financial Information	58
B.	Significant Changes	59

ITEM 9 - THE OFFERING AND LISTING		59
A.	Offering and Listing Details	59
B.	Plan of Distribution	60
C.	Markets	60
D.	Selling Shareholders	60
E.	Dilution	60
F.	Expenses of the Issue	60

ITEM 10 - ADDITIONAL INFORMATION		60
A.	Share Capital	60
B.	Articles of Incorporation and Bylaws	60
C.	Material Contracts	62

D.	Exchange Controls	62
E.	Taxation	63
F.	Dividends and Paying Agents	71
G.	Statement by Experts	71
H.	Documents on Display	72
I.	Subsidiary Information	72

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		72

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		73

ITEM 13 - DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES		72

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
PROCEEDS		73

ITEM 15 - CONTROLS AND PROCEDURES		73

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT		74

ITEM 16B - CODE OF ETHICS		74

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES		74

ITEM 16D - EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES		75

ITEM 16E - PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS		75

ITEM 16F - CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT		75

ITEM 16G - CORPORATE GOVERNANCE		75

ITEM 16H - MINE SAFETY DISCLOSURE		75

ITEM 17 - FINANCIAL STATEMENTS		75

ITEM 18 - FINANCIAL STATEMENTS		76

ITEM 19 - EXHIBITS		76

Cautionary Note Regarding Forward-Looking Statements

This Annual Report on Form 20-F ("Annual Report") and the exhibits attached hereto contain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Certain statements and information in this document may constitute forward-looking statements or forward-looking information (collectively, "forward-looking statements") which involve substantial known and unknown risks and uncertainties. Forward-looking statements are statements that are not historical fact and are generally identified by words such as "believes", "anticipates", expects", "estimates", "pending", "intends", "plans" or similar words suggesting future outcomes. These statements and information are only predictions and actual events or results may differ materially. Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, it cannot guarantee future results, levels of activity, performance or achievement since such expectations are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results to differ materially from those expressed or implied in any forward-looking statements and information made by, or on behalf of, us.

In particular, forward-looking statements included in this Annual Report include, but are not limited to:

•	planned exploration activity including both expected drilling and geological and geophysical related activities;
•	future crude oil, natural gas or natural gas liquids prices;
•	future sources of funding for our capital program;
•	government or other regulatory consent for exploration, development or acquisition activities;
•	future capital expenditures and their allocation to exploration and development activities;
•	future asset acquisitions or dispositions;
•	future debt levels;
•	possible commerciality;
•	development plans or capacity expansions;
•	future sources of liquidity, cash flows and their uses;
•	future drilling of new wells;
•	ultimate recoverability of current and long-term assets;
•	ultimate recoverability of reserves or resources;
•	expected operating costs;
•	future foreign currency exchange rates;
•	future market interest rates;
•	future expenditures and future allowances relating to environmental matters;
•	dates by which certain areas will be developed; and
•	changes in any of the foregoing.

In addition, statements relating to "resources" are forward-looking statements, as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

By their nature, forward-looking statements and information involve assumptions, inherent risks and uncertainties, many of which are difficult to predict, and are usually beyond the control of management, that could cause actual results to be materially different from those expressed by these forward-looking statements and information. Risks and uncertainties include, but are not limited to, volatility in market prices for crude oil and natural gas; industry conditions; volatility of commodity prices; currency fluctuation; imprecision of resource estimates; liabilities inherent in crude oil and natural gas operations; environmental risks; incorrect assessments of the value of acquisitions and exploration and development programs; competition from other producers; the lack of availability of qualified personnel or management; changes in income tax laws or changes in property tax laws relating to the oil and gas industry; hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; stock market volatility; ability to access sufficient capital from internal and external sources and other risks identified in this Annual Report under the heading "Risk Factors".

Cautionary Note to U.S. Investors CONCERNING OIL and Gas Production, Reserves AND RESOURCES

As an Alberta corporation, we are subject to certain rules and regulations issued by Canadian Securities Administrators. We file our annual information form (the "AIF") with the Alberta Securities Commissions via the System for Electronic Document Analysis and Retrieval ("SEDAR"). Under the filing requirements for an AIF, we are required to provide detailed information regarding our operations and oil and gas reserve estimates, if any. Further, we may describe our properties utilizing terminology such as "attributed reserves" that are permitted by Canadian securities regulations, but are not recognized by the SEC. Additionally, the SEC prohibits disclosure of oil and gas resources, whereas Canadian issuers may voluntarily disclose oil and gas resources. "Resources" (unless otherwise defined or reported under a separate sub-category of resources) generally refers to a quantity of petroleum that is estimated to exist originally in naturally occurring accumulations and includes the quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations, prior to production, plus those estimated quantities in accumulations yet to be discovered. Resources are different than, and should not be construed as, reserves.

Our management and directors are required to prepare information with respect to our oil and gas activities in accordance with applicable securities regulatory requirements in Canada under Canadian National Instrument 51 101 – Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). This information would include reserves data, which are estimates of proved reserves and probable reserves and related future net revenue. However, as at November 27, 2012 we determined that none of our properties contained "proven" or "probable" oil and gas reserves.

We may, in the future, incorporate information with respect to production, reserves and resources which is either not generally included or prohibited under SEC rules and practices in the United States. We would follow the Canadian practice of reporting gross production and reserve volumes; and may follow the United States practice of separately reporting these volumes on a net basis (after the deduction of royalties and similar payments). The Canadian practice of estimating reserves uses forecast pricing and costs in such estimates. However, we may also separately estimate its reserves using prices and costs held constant at the effective date of the reserve report in accordance with the Canadian reserve reporting requirements. These latter requirements may be similar to the average constant pricing reserve methodology utilized in the United States.

The SEC has adopted revisions to its oil and gas reporting rules that, effective as of January 1, 2010, among other things, modified the standards to establish proved reserves and permit disclosure of probable and possible reserves under certain circumstances. However, it is likely that significant differences will remain between the reserve categories and reserve reporting generally under Canadian and U.S. securities laws and rules.

The primary differences between the Canadian requirements and the US standards are that:

(a)	NI 51-101 requires disclosure of gross and net reserves using forecast prices, whereas the SEC rules require the disclosure of net reserves estimated using a historical 12-month average price;
(b)	NI 51-101 requires the disclosure of the net present value of future net revenue attributable to all of the disclosed reserves categories, estimated using forecast prices and costs, before and after deducting future income tax expenses, calculated without discount and using discount rates of 5%, 10%, 15% and 20%, whereas the SEC rules require disclosure of the present value of future net cash flows attributable to proved reserves only, estimated using a constant price (the historical 12-month average price) and a 10% discount rate;
(c)	NI 51-101 requires a one year reconciliation of gross proved reserves, gross probable reserves and gross proved plus probable reserves, based on forecast prices and costs, for various product types, whereas the SEC rules require a three-year reconciliation of net proved reserves, based on constant prices and costs, for less specific product types;
(d)	NI 51-101 requires reserves to show a hurdle rate of return, whereas the SEC rules require reserves to be cash flow positive on an undiscounted basis; and
(e)	NI 51-101 permits voluntary disclosure of resources.

Status as an Emerging Growth Company

Recently the United States Congress passed the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), which provides for certain exemptions from various reporting requirements applicable to public companies that are reporting companies but not "emerging growth companies." We are an "emerging growth company" as defined in section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and we will continue to qualify as an "emerging growth company" until the earliest to occur of: (a) the last day of the fiscal year during which we had total annual gross revenues of US$1,000,000,000 (as such amount is indexed for inflation every 5 years by the SEC) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement under the Securities Act; (c) the date on which we have, during the previous 3-year period, issued more than US$1,000,000,000 in non-convertible debt; or (d) the date on which we are deemed to be a "large accelerated filer", as defined in Exchange Act Rule 12b-2. Therefore, we expect to continue to be an emerging growth company for the foreseeable future.

Generally, a registrant that registers any class of its securities under section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act, a management report on internal control over financial reporting and, subject to an exemption available to registrants that are neither an "accelerated filer" or a "larger accelerated filer" (as those terms are defined in Exchange Act Rule 12b-2), an auditor attestation report on management's assessment of internal control over financial reporting. However, for so long as we continue to qualify as an emerging growth company, we will be exempt from the requirement to include an auditor attestation report in its annual reports filed under the Exchange Act, even if we were to qualify as an "accelerated filer" or a "larger accelerated filer". In addition, section 103(a)(3) of the Sarbanes-Oxley Act of 2002 has been amended by the JOBS Act to provide that, among other things, auditors of an emerging growth company are exempt from the rules of the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the registrant (auditor discussion and analysis).

Currency

All references to dollar amounts are expressed in (000s) and the lawful currency of Canada, unless otherwise specifically stated. Per share amounts are expressed in Canadian dollars.

Foreign Private Issuer Filings

As a foreign private issuer registered under section 12(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), we are subject to section 13 of the Exchange Act, and we are required to file Annual Reports on Form 20-F and Reports of Foreign Private Issuer on Form 6-K with the SEC. However, we are exempt from the proxy rules under section 14 of the Exchange Act, and the short-swing profit rules under section 16 of the Exchange Act.

ABBREVIATIONS

Oil and Natural Gas Liquids		Natural Gas

bbl	barrel	bcf	billion cubic feet
bbls	barrels	GJ	gigajoule
bbls/d	barrels of oil per day	GJ/d	gigajoules per day
bopd	barrels of production per day	kpa	kilopascals
e3m3	thousand cubic metres	Mcf	thousand cubic feet
e3m3/d	thousands cubic metres per day	Mcf/d	thousand cubic feet per day
Mbbls	thousand barrels	MMcf	million cubic feet
MMbbls	million barrels	MMcf/d	million cubic feet per day
mstb	thousand stock tank barrels of oil	MMbtu	million British Thermal Units
NGLs	natural gas liquids (consisting of any one or more of propane, butane and condensate)	m3 psi	cubic metres pounds per square inch

Other

API	an indication of the specific gravity of crude oil measured on the API gravity scale. Liquid petroleum with a specified gravity of 28° API or higher is generally referred to as light crude oil.
Bcfge	billion cubic feet of gas equivalent.
BOE	barrel of oil equivalent, using the conversion factor of six (6) Mcf of natural gas being equivalent to one bbl of oil. The conversion factor used to convert natural gas to oil equivalent is not necessarily based upon either energy or price equivalents at this time.
BOE/d	barrel of oil equivalent per day.
km	kilometres
MBOE	thousand barrels of oil equivalent.
Mcfge	thousand cubic feet of gas equivalent.
MMBOE	million barrels of oil equivalent.
WTI	West Texas Intermediate, the reference price paid in U.S. dollars, at Cushing, Oklahoma for crude oil of standard grade.

BOEs and Mcfges may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl and a Mcfge conversion ratio of 1 bbl: 6 Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

CONVERSION

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
Mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
bbls	cubic metres	0.159
cubic metres	bbls oil	6.290
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.400
hectares	acres	2.500

GLOSSARY OF TERMS

Note: All references in this Annual Report to the terms "we", "our", "us", "the Corporation" and "Zodiac" refer to Zodiac Exploration Inc., as defined below.

In this Annual Report, unless the context otherwise requires, the following words and phrases shall have the meanings set forth below:

"ABCA" means the Business Corporations Act (Alberta), as amended, including all regulations promulgated thereunder;

"Aera" means Aera Energy LLC;

"Aera Farmout Agreement" means the definitive farmout agreement between the Corporation and Aera whereby Aera acquired the right to earn a 50% interest in the Aera Farmout Lands;

"Aera Farmout Lands" means the approximate 19,600 net acres of Zodiac lands located in Kings County, California subject to the Aera Farmout Agreement;

"affiliate" means a company that is affiliated with another company as described below:

A company is an "affiliate" of another company if:

(a) one of them is the subsidiary of the other, or

(b) each of them is controlled by the same Person.

A company is "controlled" by a Person if:

(a)	voting securities of the company are held, other than by way of security only, by or for the benefit of that Person, and
(b)	the voting securities, if voted, entitle the Person to elect a majority of the directors of the company.

A Person beneficially owns securities that are beneficially owned by:

(a)	a company controlled by that Person, or
(b)	an affiliate of that Person or an affiliate of any company controlled by that Person;

"AcquisitionCo" means 1543081 Alberta Ltd., a corporation incorporated pursuant to the ABCA;

"Arrangement" means the arrangement involving Peninsula, Zodiac PrivateCo and AcquisitionCo pursuant to and in accordance with the Arrangement Agreement and Plan of Arrangement;

"Arrangement Agreement" means the Arrangement Agreement dated as of August 18, 2010 among Peninsula, Zodiac and AcquisitionCo, a copy of which is available under the Corporation's SEDAR profile at www.sedar.com;

"Bayswater" means Bayswater Exploration & Production, LLC;

"BCBCA" means the Business Corporations Act (British Columbia), as amended, including all regulations promulgated thereunder;

"Common Shares" means the voting common shares in the capital of the Corporation;

"company" unless specifically indicated otherwise, means a corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity other than an individual;

"Exchange" means the TSX Venture Exchange Inc.;

"Final Exchange Bulletin" means the bulletin issued by the Exchange following closing of the Arrangement which evidenced the final acceptance by the Exchange of the Arrangement;

"Gross Acres" means the total acres contained in the land described in the lease or other conveyance.

"insider" if used in relation to an issuer, means:

(a)	a director or senior officer of the issuer,
(b)	a director or senior officer of the issuer that is an insider or subsidiary of the issuer,
(c)	a Person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the issuer, or
(d)	the issuer itself if it holds any of its own securities;

"Jaguar Farmout Lands" means the lands subject to the Jaguar Farmout Agreement;

"Jaguar Farmout Agreement" means the farmout agreement dated effective May 27, 2009 between Zodiac PrivateCo and Bayswater;

"Jaguar Pooling Agreement" means the pooling agreement among Zodiac Corp., Vintage and Bayswater;

"Joint Information Circular" means the joint information circular of Peninsula and Zodiac PrivateCo dated August 27, 2010 a copy of which is available under the Corporation's SEDAR profile at www.sedar.com;

"Net Acres" means the gross acres multiplied by the mineral interest;

"NI 51-101" means National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities;

"Olympia" means Olympia Trust Company;

"Panther Acquisition Agreement" means the acquisition agreement dated November 3, 2010 between Zodiac and Bayswater;

"Panther Assets" means the approximately 21,500 acres of land located in Kings and Kern Counties in California as set out in the Panther Acquisition Agreement;

"Peninsula" means Peninsula Resources Ltd., a corporation incorporated pursuant to the BCBCA and continued under the ABCA as Zodiac;

"Peninsula Barbados" means Peninsula Resources Barbados Ltd., a corporation incorporated under the laws of Barbados and a wholly-owned subsidiary of Zodiac;

"Peninsula Warrants" means the warrants to purchase Common Shares issued by the Corporation prior to the Arrangement, exercisable at a price of $0.125 per Common Share until April 21, 2011;

"Person" means an individual or company;

"Plan of Arrangement" means the plan of arrangement attached as Schedule "C" to the Joint Information Circular;

"SEDAR" means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators, accessible at www.sedar.com;

"Stock Option Plan" means the stock option plan of the Corporation;

"Tearlach Barbados" means Tearlach Resource (Barbados) Limited, a corporation incorporated under the laws of Barbados;

"Triangle" means Triangle Petroleum Corporation, a corporation incorporated under the laws of the State of Nevada, USA;

"USGS" means United States Geological Survey;

"Vintage" means Vintage Production California LLC, a wholly-owned subsidiary of Occidental Petroleum Corp.;

"Zodiac" or the "Corporation" means Zodiac Exploration Inc., a corporation continued pursuant to the ABCA;

"Zodiac Board" or "Board" means the board of directors of Zodiac;

"Zodiac Corp." means Zodiac Exploration Corp., a corporation amalgamated under the ABCA and being the corporation resulting from the amalgamation of Zodiac PrivateCo and AcquisitionCo;

"Zodiac Energy" means Zodiac Energy LLC, a limited liability corporation incorporated under the laws of the State of Nevada, USA;

"Zodiac Kentucky" means Zodiac Kentucky LLC, a limited liability corporation incorporated under the laws of the State of Nevada, USA;

"Zodiac Options" means stock options to acquire Common Shares granted pursuant to the Stock Option Plan;

"Zodiac Performance Warrants" means the performance warrants to purchase, in the aggregate, 10,150,000 Common Shares, exercisable at a price of $0.207 per Common Share until April 6, 2015;

"Zodiac PrivateCo" means Zodiac Exploration Corp., a corporation incorporated pursuant to the ABCA;

"Zodiac Series I Warrants" means the warrants to purchase 45,675,000 Common Shares, which were exercisable at a price of $1.035 per Common Share until February 10, 2012;

"Zodiac Series II Warrants" means the warrants to purchase 27,037,061 Common Shares, exercisable at a price of $0.414 per Common Share until March 17, 2015 (as to 13,883,242 Zodiac Series II Warrants), April 1, 2015 (as to 12,121,661 Zodiac Series II Warrants) and April 9, 2015 (as to 1,032,158 Zodiac Series II Warrants);

"Zodiac USA" means Zodiac USA Corp., a corporation incorporated under the laws of the State of Nevada, USA; and

Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101.

ITEM 1 - Identity of Directors, Senior Management and Advisers

A.                  Directors and Senior Management

Not Applicable.

B.                  Advisers

Not Applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3 - KEY INFORMATION

A.                  Selected Financial Data

We were formed as a result of the Reverse Takeover ("RTO") structured under the Plan of Arrangement completed on September 28, 2010, in which Peninsula Resources Ltd. ("Peninsula") acquired all of the outstanding shares of Zodiac Exploration Corp. in a share for share exchange (the "Transaction"). The Transaction entailed the amalgamation of Zodiac Exploration Corp. with 1543081 Alberta Ltd. (subsequently named Zodiac Exploration Corp.), a wholly owned subsidiary of Peninsula. Upon completion of the Transaction, Peninsula changed its name to Zodiac Exploration Inc. For more information see "Item 4 – Information on the Corporation – History and Development of the Corporation".

For financial reporting purposes, the Transaction was accounted for as an RTO that did not constitute a business combination, with Zodiac Exploration Corp. identified as the RTO acquirer and Peninsula the reverse takeover acquiree. The consolidated financial statements are those of Zodiac with the RTO accounted for as a capital transaction. The comparative information presented, including all information presented prior to September 28, 2010, is that of Zodiac Exploration Corp. as it has been deemed the continuing entity post RTO. Zodiac is principally engaged in the acquisition, exploration and development of oil and gas properties in the San Joaquin Basin in California. To date, we have had only incidental oil and gas revenues included as an offset to capital expenditures and we are still considered to be in the development stage as defined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 915.

We have consolidated in our accounts the accounts of: Zodiac Exploration Corp.; Peninsula Barbados; and Zodiac USA Corp. ("Zodiac USA"), including Zodiac Kentucky LLC ("Zodiac Kentucky") and Zodiac Energy LLC ("Zodiac Energy"). Peninsula Resources (Barbados) Limited was established by Peninsula Resources Ltd. prior to the RTO and is inactive. Zodiac Exploration Corp. (formerly 1543081 Alberta Ltd.) was the amalgamation vehicle for the RTO. Zodiac Kentucky and Zodiac Energy were established to carry on oil and gas exploration and development activities in the states of Kentucky and California, respectively. Both Zodiac Kentucky and Zodiac Energy are limited liability corporations, established under the laws of the state of Nevada and wholly owned by Zodiac USA. Zodiac Kentucky is inactive and no longer registered to operate in Kentucky.

At September 30, 2012, we have not yet achieved profitable operations, have accumulated a deficit of $46,012 (September 30, 2011 $18,381) since our inception, and expect to incur further losses in the development of our business, which is typical of an oil and gas exploration company in the early stages of development. As at September 30, 2012, we have a cash balance of $20,381 (September 30, 2011 $40,532) generated primarily from financings completed in the fiscal years ended September 30, 2011 and 2010.

We changed our fiscal year from December 31 to September 30, effective September 30, 2010. As a result, the figures in the consolidated statement of loss and deficit, and consolidated statement of cash flows are for the twelve months ended September 30, 2012 and 2011, and for the nine months ended September 30, 2010. The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States ("US GAAP"), are expressed in Canadian dollars and reflect the significant accounting policies as stated in the our audited financial statements for the year ended September 30, 2012.

The consolidated financial statements include the assets, liabilities and results of operations, after the elimination of intercompany transactions and balances, of us and our subsidiaries, all of which are wholly-owned.

For each of the financial periods presented, the information in the tables was extracted from our more detailed audited financial statements.

The selected financial data should be read in conjunction with Item 5, "Operating and Financial Review and Prospects" and in conjunction with our consolidated financial statements and the notes thereto contained elsewhere in this Annual Report.

The following is a summary of certain selected financial information for our five most recently completed fiscal years (in Canadian dollars, except number of shares):

	Zodiac Exploration Inc.(1)			Zodiac Exploration Corp.
(Expressed in Canadian $000's expect per share amounts and number of shares)	12 months ended September 30, 2012	12 months ended September 30, 2011	9 months ended September 30, 2010	12 months ended December 31, 2009	Inception (June 12, 2008) to December 31, 2008
	$	$	$	$	$
Operations:
Revenues	194	215	42	21	133
Net loss	-27,631	-13,761	-2,591	-1,767	-262
Basic and diluted loss per share	-0.08	-0.04	-0.02	-0.02	-0.01
Balance sheet:
Total Assets	76,180	109198	80,108	17202	17147
Net Assets	74577	101823	77769	16362	17069
Share Capital	114541	114424	74742	12912	12090
Number of Shares	359,635,408	359,248,741	317,583,611	83,302,515	79,895,015
Deficit	46,012	18,381	4,620	2,029	262

Note:

(1)	The financial year end of Zodiac was changed to September 30 in connection with the completion of the Plan of Arrangement.

Exchange Rates

Since June 1, 1970, the Government of Canada adopted a floating exchange rate to determine the value of the Canadian dollar as compared to the U.S. dollar. On January 18, 2013, the exchange rate in effect for Canadian dollars exchanged for US dollars, expressed in terms of Canadian dollars was $1.0063. This exchange rate is based on the noon buying rates of the Bank of Canada, as obtained from the website www.bankofcanada.ca.

For the past five fiscal years ended September 30, 2012, and for the six month period between August 31, 2012 and January 31, 2013, the following exchange rates were in effect for Canadian dollars exchanged for US dollars, calculated in the same manner as above:

Period	Average (Close)
Year ended December 31, 2008(1)	$0.8965
Year ended December 31, 2009	$0.8757
Year ended September 30, 2010(2)	$0.9656
Year ended September 30, 2011	$1.0134
Year ended September 30, 2012	$0.9927

Period	Low	High
Month ended July 31, 2012	$0.9755	$0.9956
Month ended August 31, 2012	$0.9916	$1.0116
Month ended September 30, 2012	$1.0082	$1.0289
Month ended October 31, 2012	$0.9986	$1.0207
Month ended November 30, 2012	$0.9943	$1.0061
Month ended December 31, 2012	$1.0028	$1.0146
January 1, 2013 to January 18, 2012	$1.0053	$1.0157

Notes:

(1)	This number represents the average exchange rate from inception as at June 12, 2008 to December 31, 2008.
(2)	This number represents the average exchange rate for the 9 months ended September 30, 2010 as a result of the Corporation's change in fiscal year to September 30 effective as at September 30, 2010.

B.                  Capitalization and Indebtedness

Not Applicable.

C.                  Reasons for the Offer and Use of Proceeds

Not Applicable.

D.                  Risk Factors

An investment in our Common Shares involves a high degree of risk and should be considered speculative. You should carefully consider the following risks set out below and other information before investing in our Common Shares. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations or cash flows could be adversely affected, the trading price of our Common Shares could decline and all or part of any investment may be lost.

Our operations are highly speculative due to the high-risk nature of our business, which include the acquisition, financing, exploration and development of oil and gas properties. The risks and uncertainties set out below are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial, may also impair our operations. If any of the risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our Common Shares could decline and investors could lose part or all of their investment. Our business is subject to significant risks and past performance is no guarantee of future performance.

Additional Financing, Farmouts and Joint Ventures

Zodiac's future exploration, development and acquisition plans will require additional financing and/or the farming out of additional portions of Zodiac's holdings to joint venture partners. The ability of Zodiac to arrange financing or complete successful farmouts will depend in part upon the business performance of Zodiac as well as the capital market conditions. An inability to raise additional financing could limit growth prospects in the short run or may even require Zodiac to dispose of properties to continue operations under circumstances of declining energy prices, disappointing exploration results, or economic or political dislocation in foreign countries. Alternatively, even if financing is available, there can be no assurance that Zodiac will be successful in its efforts to arrange additional financing on terms satisfactory to Zodiac. This may be further complicated by the limited market liquidity for shares of smaller companies, restricting access to some institutional investors. If additional financing is raised by the issuance of securities from treasury of Zodiac, control of Zodiac may change and shareholders may suffer dilution.

Zodiac may seek to enter into additional joint venture or farmout agreements in order to finance the continued development of the properties. The ability of Zodiac to enter into such farmout arrangements will also depend on the business performance of Zodiac, the macro economic factors that impact the oil and gas industry and the perceived value of Zodiac's assets. There can be no assurance that Zodiac will be successful in its efforts to arrange a farmout agreement on terms satisfactory to Zodiac.

Alternatively, Zodiac may be required to fund its ongoing operations, capital expenditures or transactions to acquire assets or the shares of other companies through debt financing which may increase Zodiac's debt levels above industry standards. Periodic fluctuations in energy prices may affect lending policies of banks.

Resource Estimates

There are numerous uncertainties inherent in estimating quantities of resources, including many factors beyond the control of Zodiac. The contingent and prospective resource information in respect of the petroleum and natural gas holdings and exploration prospects disclosed by the Corporation from time to time represent estimates only. Estimates of resources depend in large part upon the reliability of available geological and engineering data and require certain assumptions to be made in order to assign resource volumes. Geological and engineering data are used to determine the probability that a reservoir of oil and/or natural gas exists at a particular location, and whether, and to what extent, such hydrocarbons are recoverable from the reservoir. Accordingly, the ultimate resources discovered by Zodiac may be significantly less than the total estimates calculated by management of Zodiac and/or its independent engineers which may have a material adverse effect on Zodiac's business, financial condition results of operations and the value of the Common Shares.

Reserves, contingent resources and prospective resources involve different risks associated with achieving commerciality. To be classified as reserves, estimated recoverable quantities must be associated with a project that has demonstrated commercial viability. In estimating reserves, the chance of commerciality is effectively 100%. In the case of contingent resources, the chance of commerciality is equal to the chance that an accumulation will be commercially developed. For prospective resources, the chance of commerciality will be the product of the chance that a project will result in the discovery of petroleum and the chance that an accumulation will be commercially developed. There is no guarantee that the contingent and prospective resources attributed by Zodiac and/or its independent engineers to the petroleum and natural gas holdings and exploration prospects in the San Joaquin Basin, California, including the Jaguar Prospect, from time to time, will become commercially viable.

Addition of Reserves and Resources

Zodiac currently has no reserves. Zodiac's future crude oil and natural gas reserves, production, and cash flows to be derived from any future reserves realized by Zodiac are highly dependent on Zodiac successfully discovering and developing or acquiring new reserves and resources. The addition of new reserves and resources will depend not only on Zodiac's ability to explore and develop the petroleum and natural gas holdings and exploration prospects in the San Joaquin Basin, California, including the Jaguar Prospect, or any other properties it may have from time to time, but also, in the case of reserves, on its ability to select and acquire suitable producing properties or prospects. There can be no assurance that Zodiac's exploration, development or acquisition efforts will result in the discovery and development of commercial accumulations of oil and natural gas.

Exploration Risks

The exploration of the petroleum and natural gas holdings and exploration prospects in the San Joaquin Basin, California, involves a high degree of risk that no production will be obtained or that the production obtained will be insufficient to recover drilling and completion costs. The costs of seismic operations and drilling, completing and operating wells are uncertain to a degree. Cost overruns can adversely affect the economics of Zodiac's exploration programs and projects. In addition, Zodiac's seismic operations and drilling plans may be curtailed, delayed or cancelled as a result of numerous factors, including, among others, equipment failures, weather or adverse climate conditions, shortages or delays in obtaining qualified personnel, shortages or delays in the delivery of or access to equipment, necessary governmental, regulatory or other third party approvals and compliance with regulatory requirements.

Stage of Development

An investment in Zodiac is subject to certain risks related to the nature of Zodiac's business and the early stage of development of Zodiac's oil and gas business. There are numerous factors which may affect the success of Zodiac's business which are beyond Zodiac's control including local, national and international economic and political conditions. Zodiac's business involves a high degree of risk which a combination of experience, knowledge and careful evaluation may not overcome. Accordingly, there can therefore be no assurance that Zodiac's business will be successful or profitable or that commercial quantities of crude oil and natural gas will be discovered by Zodiac.

Zodiac may be subject to growth-related risks, capacity constraints and pressure on its internal systems and controls, particularly given the early stage of its development. The ability of Zodiac to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of Zodiac to deal with this growth could have a material adverse effect on its business, operations and prospects.

Uncertainty of Cost Estimates

Due to the nature of Zodiac's business and the early stage of development of Zodiac's oil and gas business, Zodiac is unable to estimate costs, including infrastructure improvement costs, transportation costs, seismic and drilling costs and production costs for its exploration and development plans, with complete accuracy. The inability of Zodiac to estimate these costs could affect the commerciality of the resources and reserves discovered in the petroleum and natural gas holdings and exploration prospects in the San Joaquin Basin, California, including the Jaguar Prospect, or any other properties Zodiac may have from time to time, the economic viability of Zodiac's product and the ability of Zodiac to transport its product to market.

Limited Operating and Financial History

Zodiac has not received any commercial revenue to date from the exploration activities on its properties and Zodiac has only incurred losses since its incorporation. In addition, Zodiac has not found that development activity is warranted on any of its properties.

Zodiac's business plan requires significant expenditure, particularly capital expenditure, during the exploration phase. Zodiac will be subject to all the risks associated with establishing new oil and gas operations, including the timing and cost of the construction of infrastructure and facilities, the availability and cost of skilled labour and equipment, the need to obtain necessary environmental or other governmental approvals and permits, and the availability of funds to finance construction and development activities. Current cash positions may not be sufficient to cover the costs of Zodiac's drilling and exploration program and, accordingly, additional financing or joint venture partners may be required to conduct these activities. The inability to obtain future financing or find future joint venture partners could materially affect Zodiac's business, financial condition, results of operations, and the value of the Common Shares.

Any future profitability from Zodiac's business will depend upon the successful development of the petroleum and natural gas holdings and exploration prospects in the San Joaquin Basin, California, including the Jaguar Prospect or any other properties Zodiac may acquire from time to time. There can be no assurance that Zodiac can achieve profitability in the future. Revenues, other than interest on unused funds, may not occur for some time, if at all. The timing and extent of any revenues is variable and uncertain and, accordingly, Zodiac is unable to predict when, if at all, profitability will be achieved.

Negative Cash Flows

To date, Zodiac has experienced negative operating cash flow and has not recorded any revenues from oil and gas operations. Zodiac does not have any commercial production and has no history of earnings or cash flow from operations. There can be no assurance that significant additional losses will not occur in the near future or that Zodiac will be profitable in the future. In the event of a commercial discovery, Zodiac's operating expenses and capital expenditures will likely increase as needed consultants, personnel and equipment associated with advancing exploration, development and potentially commercial production are added. The amounts and timing of such expenditures will depend on the progress of Zodiac's exploration and development plans, the results of consultants' analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, the acquisition of additional properties and other factors, many of which are not under the control of Zodiac. Zodiac expects to continue to incur losses unless and until such time as it enters into commercial production from one or more of the properties that it may have and generates sufficient revenues to fund continuing operations. The development of any properties Zodiac may have will require the commitment of substantial resources to conduct Zodiac's exploration and development plans. There can be no assurance that Zodiac will generate any revenues or achieve profitability or that the underlying assumed costs and expenses of Zodiac's exploration and development plans will prove to be accurate. Historically, the only source of funds available to Zodiac has been through the sale of equity. There is no guarantee that Zodiac will be able to sell equity or debt securities in the future. If Zodiac does not have sufficient capital for its operations, this could result in delay or indefinite postponement of further exploration or development of any properties Zodiac may have, which could have a material adverse effect on Zodiac's business, financial condition results of operations, and the value of the Common Shares.

Reliance on Operators

To the extent that Zodiac will not be the operator of its properties, it will be dependent upon other guarantors or third parties' operations for the timing of such activities and will be largely unable to control the activities of such operators. The failure of such operators and their contractors to properly perform their obligations would have a material adverse effect on Zodiac's business, financial condition, results of operations, and the value of the Common Shares.

Crude Oil and Natural Gas Development

No reserves have been assigned in connection with Zodiac's oil and gas properties. The future value of Zodiac is therefore dependent on the success of Zodiac's activities which are directed toward the exploration and development of properties Zodiac may have. Zodiac has a plan to explore and develop the petroleum and natural gas holdings and exploration prospects in the San Joaquin Basin, California, which it may not be able to carry out. Zodiac's plans are contingent on the success of its work program. There is no certainty of the success of Zodiac's exploration and development plan or that Zodiac will be able to carry out its plan as contemplated or even to complete its plan. Additionally, Zodiac's current exploration and development plan could change depending on the results of its exploration and development work program.

Exploration and development of crude oil and natural gas reserves is speculative and involves a significant degree of risk. There is no guarantee that exploration or appraisal of the properties Zodiac has will lead to a commercial discovery or, if there is commercial discovery, that Zodiac will be able to realize such reserves as intended. Few properties that are explored are ultimately developed into new reserves. If at any stage Zodiac is precluded from pursuing its exploration or development plan, or such plan is otherwise not continued, Zodiac's business, financial condition, results of operations, and the value of the Common Shares could be materially adversely affected.

Crude oil and natural gas exploration involves a high degree of risk and there is no assurance that expenditures made on future exploration or development activities by Zodiac will result in discoveries of crude oil, condensate or natural gas that are commercially or economically viable. Zodiac may face shortages of and increasing costs for seismic crews and equipment, drilling and completion equipment, services (including transportation for equipment and crews) and personnel. Shortages of, or increasing costs for, experienced seismic and drilling crews and oil field equipment and services could restrict Zodiac's ability to conduct seismic operations, drill and complete wells and conduct other operations which it may currently have planned, and the timing of any such operations. Any delay in the drilling or completion of new wells or significant increase in drilling and or completion costs could reduce Zodiac's revenues and cash available for operations.

Furthermore, it is difficult to project the costs of executing any seismic program and any exploratory drilling program due to the inherent uncertainties of available logistical arrangements, including transportation, drilling in unknown formations, the costs associated with encountering various drilling conditions such as overpressured zones and tools lost in the hole, and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof. Furthermore, drilling operations may be delayed or cancelled as a result of other factors, including encountering unexpected formations or pressures, premature declines of reservoir pressures, potential environmental damage, adverse weather conditions, concession problems, lost circulation of drilling fluids, facility or equipment malfunctions, unexpected operational events, blow-outs, fires, ruptures and spills, all of which could result in personal injuries, loss of life and damage to property of Zodiac and others.

Environmental Regulation and Risks

The crude oil and natural gas industry is subject to environmental regulations in the jurisdictions in which it operates, namely in the United States and Canada. Environmental regulations place restrictions and prohibitions on emissions of various substances produced concurrently with crude oil and natural gas and can impact on the selection of drilling sites and facility locations, potentially resulting in increased capital expenditures. Zodiac may be responsible for abandonment and site restoration costs. Zodiac is of the view that its abandonment and restoration obligations can be satisfied out of general corporate funds as such obligations become due. As of the date hereof, Zodiac has not reserved any funds for future site restoration costs.

Extensive national, state and local environmental laws and regulations affect nearly all of the operations of Zodiac. These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for penalties and other liabilities for the violation of such standards, establish in certain circumstances obligations to remediate current and former facilities and locations where operations are or were conducted, and require environmental reviews and approvals prior to the commencement of any operations. In addition, special provisions may be appropriate or required in environmentally sensitive areas of operation, including the use of newer technologies to mitigate the impact of Zodiac's oil and gas activities on such environmentally sensitive areas. There can be no assurance that Zodiac will not incur substantial financial obligations in connection with environmental compliance.

Failure to comply with these laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements, and the issuance of orders enjoining future operations.

Significant liability could be imposed on Zodiac for damages, clean up costs or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of properties purchased by Zodiac or non-compliance with environmental laws or regulations. Such liability could have a material adverse effect on Zodiac's business, financial condition, results of operations, and the value of the Common Shares. Moreover, Zodiac cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent laws or regulations, or more vigorous enforcement policies of any regulatory authority, could in the future require material expenditures by Zodiac for the installation and operation of systems and equipment for remedial measures, any or all of which may have a material adverse effect on Zodiac's business, financial condition, results of operations, and the value of the Common Shares.

Other Regulations

Zodiac's operations are regulated extensively. Environmental and other governmental laws and regulations have increased the costs to operate the business and conduct the operations. Under these laws and regulations, Zodiac could also be liable for personal injuries, property damage and other damages. Failure to comply with these laws and regulations may result in the suspension or termination of operations and subject Zodiac to administrative, civil and criminal penalties. Moreover, public interest in environmental protection has increased in recent years, and environmental and other organizations or groups have opposed, with some success, certain drilling projects.

Zodiac's operations require numerous permits and authorisations under various laws and regulations, including environmental and health and safety laws and regulations. These authorisations and permits are subject to revocation, renewal or modification and can require operational changes, which may involve significant costs, to limit impacts or potential impacts on the environment and/or health and safety. A violation of these authorisation or permit conditions or other legal or regulatory requirements could result in substantial fines, criminal sanctions, permit revocations, injunctions and/or refinery shutdowns. In addition, major modifications of operations could require revisions to Zodiac's existing permits and authorizations, or expensive upgrades to the existing pollution control equipment, which could have a material adverse effect on Zodiac's business, financial condition results of operations, and the value of the Common Shares.

Availability of Equipment, Logistical Support and Qualified Personnel

Oil and natural gas exploration and development activities are dependent on the availability of seismic, drilling, completion and related equipment and qualified personnel in the particular areas where such activities will be conducted. All operations, including seismic, drilling and completion operations, are also heavily dependent on the availability of limited logistical support and services, including transportation by helicopter, railcar, and trucks. Demand for such limited equipment and qualified personnel may affect the availability of such equipment and qualified personnel to Zodiac and may delay Zodiac's exploration and development activities. In addition, the costs of employing qualified personnel and transporting equipment may be very high due to the immature nature of the California unconventional resource industry and the challenges of transporting personnel and equipment there from other parts of North America. The need to hire or retain qualified personnel from outside the areas in which Zodiac operates to provide services to Zodiac in connection with its exploration and development activities in the areas in which Zodiac operates will further exacerbate costs. There is no guarantee that Zodiac will have available to it all the personnel and equipment required to implement or carry on its work program.

Seasonal Weather Conditions

Zodiac's operations will be adversely affected by seasonal weather conditions. The ability to effectively continue exploration and development activities and to transport equipment, personnel and carry out production operations may be adversely impacted by weather conditions. Adverse weather conditions may impact the timing and costs of Zodiac's plans.

Volatility of Crude Oil and Gas Prices and Markets

Assuming Zodiac's properties realize production or Zodiac acquires production, Zodiac's financial condition, operating results and future growth will be dependent on the prevailing prices for its hydrocarbons. Specifically, Zodiac's earnings and cash flows from operations will depend on the margin above fixed and variable expenses it is able to sell its raw products. Historically, the markets for crude oil and natural gas have been volatile and such markets are likely to continue to be volatile in the future. Any substantial decline in the prices of crude oil and natural gas could have a material adverse effect on Zodiac's business, financial condition, results of operations, and the value of the Common Shares. Additionally, in the event that Zodiac should develop or acquire any producing wells, the economics of producing may change as a result of lower prices, which could result in a suspension of production from some wells by Zodiac. No assurance can be given that crude oil and natural gas prices will be sustained at levels which will enable Zodiac to operate profitably.

Title Matters

There is no guarantee that an unforeseen defect in title, changes in laws or change in their interpretation or political events will not arise to defeat or impair the claim of Zodiac to its properties which could have a material adverse effect on Zodiac's business, financial condition, results of operations, and the value of the Common Shares.

Expiration of Licences and Leases

Zodiac's properties are held in the form of licences and leases and working interests in licences and leases. If the Corporation or the holder of the licence or lease fails to meet the specific requirement of a licence or lease, the licence or lease may terminate or expire. There can be no assurance that any of the obligations required to maintain each licence or lease will be met. The termination or expiration of the Corporation's licences or leases or the working interests relating to a licence or lease may have a material adverse effect on the Corporation's business, financial condition or the value of the Common Shares.

Key Personnel

Zodiac's success depends in large part on the ability of its executive management team, particularly to deal effectively with complex risks and relationships and execute Zodiac's business development plan. The members of the management team contribute to Zodiac's ability to obtain, generate and manage opportunities. Zodiac's prospects also depend upon the continued service of its senior technical employees and consultants and its ability to hire service providers to assist it in implementing its exploration and development plans. There may be a limited number of service providers who provide transportation, including seismic services and drilling and other oilfield services to the oil and gas industries and a high demand for the services offered by these service providers. Zodiac may further experience delays or interruptions in its exploration and development plans due to its inability to engage service providers to provide the transportation, seismic and drilling services it requires to carry out its work programs. There is also no guarantee that Zodiac will be able to retain its service providers. Additionally, their relationships with governmental agencies can be critical factors in Zodiac's success. There can be no assurance that Zodiac's present key personnel and directors will remain with Zodiac or that Zodiac will be able to retain its service providers. The departure of any such key person, director or service provider may materially affect Zodiac's business, financial condition, results of operations, and the value of the Common Shares. A shortage of skilled labour may make it difficult for Zodiac to maintain labour productivity, and competitive costs could adversely affect its profitability.

Fluctuations in Foreign Currency Exchange Rates

Most of Zodiac's operations are located in the United States and operating and capital costs are generally incurred in Canadian and U.S. dollars. Fluctuations in the Canadian dollar and U.S. dollar exchange rate may cause a negative impact on revenue and costs and could have a material adverse effect on Zodiac's capital programs, business strategy, financial condition, results of operations, and the value of the Common Shares.

To the extent that Zodiac is required to hold currency positions in U.S. dollars, there is a risk from foreign exchange fluctuations. If the exchange rate of the U.S. dollar fluctuates substantially, or the rate of inflation in the U.S. materially increases, historic financial statements of Zodiac may not accurately reflect the Canadian dollar value of its assets or operations.

Such foreign exchange risk could materially adversely affect Zodiac's business, financial condition, results of operations, and the value of the Common Shares.

Risks of Foreign Operations

Zodiac is subject to political, economic, and other uncertainties, including, but not limited to changes in energy policies or the personnel administering them, currency fluctuations, exchange controls, and royalty and tax increases. Zodiac's operations may also be adversely affected by laws and policies of the United States and Canada affecting foreign trade, taxation and investment. In the event of a dispute arising in connection with Zodiac's operations in the countries in which it operates, Zodiac may be subject to the exclusive jurisdiction of United States' courts or may not be successful in subjecting foreign persons to the jurisdictions of the courts of Canada or enforcing Canadian judgments in such other jurisdictions. Accordingly, Zodiac's exploration, development and production activities in United States and Canada could be substantially affected by factors beyond Zodiac's control, any of which could have a material adverse effect on Zodiac's business, financial condition, results of operations, and the value of the Common Shares.

Zodiac's business, financial condition, results of operations, and the value of the Common Shares could also be materially adversely affected by changes in government policies and legislation or social instability and other factors which are not within the control of Zodiac including, among other things, the risks of terrorism, civil strikes, and the development and abandonment of fields.

Foreign Subsidiaries

Zodiac conducts the majority of its operations through wholly-owned subsidiaries. Zodiac will be dependent on the cash flows of such subsidiaries to meet its obligations. The ability of such subsidiaries to make payments to Zodiac may be constrained by certain factors including the level of taxation, in the countries in which they operate.

Legal System

Zodiac is incorporated under the laws of Alberta; however, Zodiac carries on all of its material operations in California. Accordingly, Zodiac is subject to the legal systems and regulatory requirements of both jurisdictions with a variety of requirements and implications for shareholders of Zodiac.

Competition

The crude oil and natural gas industry is intensely competitive and Zodiac competes with other companies which possess greater technical and financial resources, including access to seismic equipment, drilling equipment, completion equipment, transportation equipment and personnel. Many of these competitors not only explore for and produce crude oil and natural gas but also carry on refining operations and market petroleum and other products on an international basis. Because of their geographic diversity, larger and more complex assets, integrated operations and greater resources, some of these competitors may be better able to compete on the basis of price and to bear the economic risks which exist in the energy industry. Further, Zodiac's ability to implement its business strategy will be dependent upon its ability to evaluate and select suitable opportunities and consummate transactions in a highly competitive environment. Crude oil and natural gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and invasion of water into producing formations.

Technological advancements in the oil and gas industry are common and rapid and competitors with greater technical and financial resources than Zodiac will be in a better position to take advantage of them. Competition could either force Zodiac to implement new technologies at a substantial cost or leave Zodiac at a competitive disadvantage due to the utilization of sub-optimal technologies.

Insurance

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including fire, explosion, blowouts, cratering, sour gas releases, and spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or in personal injury. Although Zodiac has obtained insurance in accordance with industry standards to address certain of these risks, insurance may not be sufficient to cover the full extent of potential liabilities. In addition, risks may not in all circumstances be insurable or, in certain circumstances, Zodiac may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or for other reasons. The payment of such uninsured liabilities would reduce the funds available to Zodiac. The occurrence of a significant event against which Zodiac is not fully insured, or the insolvency of the insurer of such event, could have a material adverse effect on Zodiac's business, financial condition, results of operations, and the value of the Common Shares.

Zodiac may be subject to certain events beyond its control which may have a material adverse effect on Zodiac's business, results of operation, financial condition, or the value of the Common Shares.

Zodiac's projects may be adversely affected by uninsurable risks outside the control of Zodiac including labour unrest, civil disorder, war, acts of terrorism, subversive activities or sabotage, fires, floods, explosions or other catastrophes, epidemics or quarantine restrictions.

Conflicts of Interest

Certain of the directors and officers of Zodiac are also directors, officers and or shareholders of other oil and gas companies involved in natural resource exploration and development, which may in the future be involved in transactions with Zodiac, and conflicts of interest may arise between their duties as officers and directors of Zodiac and as officers and directors of such other companies.

Public Market Risk

There can be no assurance that an active trading market in Zodiac's securities will be sustained. The market price for Zodiac's securities could be subject to wide fluctuations. Factors such as commodity prices, government regulation, interest rates, share price movements of Zodiac's peer companies and competitors, as well as overall market movements, may have a significant impact on the market price of the securities of Zodiac. The stock market has from time to time experienced extreme price and volume fluctuations, particularly in the oil and gas sector, which have often been unrelated to the operating performance of particular companies.

Recent Global Financial Conditions

Over the past few years, global financial conditions have been subject to increased volatility and numerous financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. In addition, access to public financing has been negatively impacted by both sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market. These factors may impact the ability of Zodiac to obtain equity or debt financing in the future and, if obtained, on terms favourable to Zodiac. If these increased levels of volatility and market turmoil continue, Zodiac's operations could be negatively impacted and the value and the price the Common Shares could be adversely affected.

As a Foreign Private Issuer, our Shareholders May Have Less Complete and Timely Data

Zodiac is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act. Our equity securities are exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 of the Exchange Act. Therefore, we are not required to file a Schedule 14A proxy statement in relation to the annual meeting of shareholders. The submission of proxy and annual meeting of shareholder information on Form 6-K may result in shareholders having less complete and timely information in connection with shareholder actions. The exemption from Section 16 rules regarding reports of beneficial ownership and purchases and sales of Common Shares by insiders and restrictions on insider trading in our securities may result in shareholders having less data and there being fewer restrictions on insiders' activities in our securities.

We are a Foreign Corporation and our Directors and Officers are Outside of the United States, Which May Make Enforcement of Civil Liabilities Difficult

Zodiac is governed under the laws of the Province of Alberta, Canada. All of our directors and officers are residents of Canada, and some of our assets are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the Exchange Act.

The Corporation MAY BE A "Passive Foreign Investor Corporation" ("PFIC") Which May Have Adverse Federal Income Tax Consequences for U.S. Shareholders

If the Corporation is classified as a passive foreign investment company ("PFIC") under the meaning of Section 1297 of the Internal Revenue Code of 1986, as amended (the "Code") for any year during a U.S. shareholder's holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any so-called "excess distribution" received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election ("QEF Election") or a "mark-to-market" election with respect to the Common Shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Corporation's net capital gain and ordinary earnings for any year in which the Corporation is a PFIC, whether or not the Corporation distributes any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that the Corporation will satisfy record keeping requirements that apply to a qualified electing fund, or that the Corporation will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Corporation is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make, if required, a QEF Election with respect to their Common Shares. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer's basis therein. This paragraph is qualified in its entirety by the discussion below under the heading "Certain United States Federal Income Tax Consequences." Each U.S. shareholder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Broker-Dealers May Be Discouraged From Effecting Transactions In Our Common Shares Because They are Considered a Penny Stock and are Subject To The Penny Stock Rules

Our stock is a penny stock. The SEC has adopted Rule 15g-9 which generally defines "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to the categories of investors that satisfies Rule 501(a) under the Securities Act. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC, which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities.

ITEM 4 - INFORMATION ON THE CORPORATION

A.                  History and Development of the Corporation

Zodiac was formed in connection with the Arrangement (described below in – "2010") which was completed on September 28, 2010, whereby Peninsula, pursuant to a reverse takeover transaction, acquired all of the outstanding shares of Zodiac PrivateCo. The Arrangement entailed the amalgamation of Zodiac PrivateCo with AcquisitionCo (subsequently named Zodiac Exploration Corp.), which at that time was a wholly-owned subsidiary of Peninsula. Upon completion of the Arrangement, Peninsula changed its name to "Zodiac Exploration Inc."

Pre-2010

On May 9, 2008, the Corporation completed a fifteen for one share consolidation, changed its name to "Peninsula Resources Ltd." and began trading on the NEX exchange under the ticker symbol "PNU.H".

On July 3, 2008, the Corporation completed a non-brokered private placement of 1,955,000 units at a price of $0.17 per unit. Each unit was comprised of one Common Share and one Common Share purchase warrant exercisable at $0.225 per share for a term of one year.

In February, 2009, the Corporation issued 500,664 Common Shares at $0.225 per share upon the exercise of warrants for total proceeds of $112.

On March 13, 2009, the Corporation acquired Tearlach Barbados which name was subsequently changed to "Peninsula Resources (Barbados) Limited."

On July 2, 2009, the Corporation issued 199,999 Common Shares at $0.225 per share upon the exercise of warrants for total proceeds of $45.

On July 3, 2009, 1,234,357 warrants expired unexercised.

2010

On April 21, 2010, the Corporation completed a non-brokered private placement of 5,000,000 units for $0.10 per unit for gross proceeds of $500. Each unit consisted of one Common Share and one Peninsula Warrant.

On June 3, 2010 the Corporation entered into a letter agreement with Zodiac PrivateCo which set out the general terms of a potential business combination between the two companies.

On August 19, 2010 the Corporation entered into the Arrangement Agreement with Zodiac PrivateCo which set out the terms of the Arrangement.

On September 2, 2010 Zodiac PrivateCo completed a private placement of 98,039,200 subscription receipts which were convertible into 98,038,200 common shares of Zodiac PrivateCo and then immediately into 142,156,840 Common Shares, upon completion of the Arrangement (as described below).

Zodiac was formed in connection with the Arrangement which was completed on September 28, 2010, whereby Peninsula, pursuant to a reverse takeover transaction, acquired all of the outstanding shares of Zodiac PrivateCo. The Arrangement entailed the amalgamation of Zodiac PrivateCo with AcquisitionCo (subsequently named Zodiac Exploration Corp.), which at that time was a wholly-owned subsidiary of Peninsula. Upon completion of the Arrangement, Peninsula changed its name to "Zodiac Exploration Inc." In connection with the Arrangement, Zodiac PrivateCo shareholders exchanged their shares in Zodiac PrivateCo for shares of Peninsula on the basis of 1.45 Common Shares for each common share of Zodiac PrivateCo held. The warrants, performance warrants and stock options issued by Zodiac PrivateCo prior to the Arrangement remain outstanding following completion of the Arrangement and are now convertible, in accordance with their terms, into Common Shares on the basis of 1.45 Common Shares for each one stock option, warrant or performance warrant of Zodiac PrivateCo until such securities are exercised, forfeited, cancelled or otherwise expire. Zodiac changed its fiscal year from June 30 to September 30, effective September 30, 2010.

Peninsula was incorporated pursuant to the ABCA on February 22, 1994, in the Province of Alberta under the name "Nugget Resources Inc." On March 12, 2008, Peninsula was continued under the BCBCA into British Columbia. On May 9, 2008, our name was changed to "Peninsula Resources Ltd." On March 13, 2009, Peninsula acquired all of the issued and outstanding shares of Tearlach Barbados from Tearlach Resources Limited. Tearlach Barbados was acquired to participate in potential acquisitions by Peninsula, although no such transactions have occurred to date. On April 16, 2009, Tearlach Barbados changed its name to "Peninsula Resources (Barbados) Limited." On June 17, 2010, Peninsula incorporated AcquisitionCo under the ABCA as a wholly-owned subsidiary of Peninsula for the sole purpose of participating in the Arrangement. Peninsula Barbados was formally dissolved on April 30, 2012.

Zodiac PrivateCo was incorporated pursuant to the ABCA on June 12, 2008. On May 4, 2009, Zodiac USA was incorporated as a wholly-owned subsidiary of Zodiac PrivateCo. Zodiac USA simultaneously established Zodiac Kentucky, and on June 18, 2009, established Zodiac Energy. Zodiac Kentucky and Zodiac Energy were established to carry on oil and gas exploration and development activities in the states of Kentucky and California, respectively and are both wholly-owned subsidiaries of Zodiac USA. In December of 2009, Zodiac PrivateCo disposed of all of its assets in Kentucky and as of the date hereof, Zodiac Kentucky is currently inactive.

Zodiac was formed as a result of the Reverse Takeover ("RTO") structured under the Plan of Arrangement completed on September 28, 2010, in which Peninsula Resources Ltd. ("Peninsula") acquired all of the outstanding shares of Zodiac Exploration Corp. in a share for share exchange (the "Transaction"). The Transaction entailed the amalgamation of Zodiac Exploration Corp. with 1543081 Alberta Ltd. (subsequently named Zodiac Exploration Corp.), a wholly owned subsidiary of Peninsula. Upon completion of the Transaction, Peninsula changed its name to Zodiac Exploration Inc.

Following completion of the Arrangement, on September 28, 2010, the Zodiac Board was reconstituted with the former directors of Zodiac PrivateCo, which board of directors then appointed a new slate of officers of the Corporation comprised of the former officers of Zodiac PrivateCo.

On October 5, 2010, Zodiac received the Final Exchange Bulletin from the Exchange and began trading on the Exchange under the ticker symbol "ZEX" on October 6, 2010.

On November 3, 2010, we entered into the Panther Acquisition Agreement whereby Zodiac would acquire, through farm-in, a 74.5% working interest in the Panther Assets. Total consideration paid by Zodiac for the Panther Assets was approximately US $8.4 million which was comprised of US $5.6 million in cash, US $1.9 million in Common Shares and a US $0.9 million credit in respect of future cash calls to be made by Zodiac to the seller. In addition, as part of the earning arrangements of the farm-in agreement, Zodiac was required to pay approximately 92% of the costs to drill two wells to test the Monterey and Kreyenhagen formations. Closing of the acquisition of the Panther Assets occurred January 31, 2011.

27

2011

On June 6, 2011, Zodiac announced that it had received notices of exercise in respect of 31,175,000 of the outstanding Zodiac Series I Warrants. The exercise of the Zodiac Series I Warrants was completed on June 6, 2011 and provided us with total gross proceeds of approximately $32,250. After giving effect to the exercise of the Zodiac Series I Warrants, there were 14,500,000 Zodiac Series I Warrants outstanding which subsequently expired on February 10, 2012.

The only other significant activity in 2011 related to the drilling and testing of the 4-9 well (see below under the heading "Drilling Activity to Date").

2012

In 2012 the only significant activity related to drilling and testing of the 1-10 well (see below under the heading "Drilling Activity to Date") and the continuation of a process to identify and negotiate with potential farmout partners.

September 30, 2012 to Present

Farmout With Aera Energy LLC

In October 2012, Zodiac entered into the Aera Farmout Agreement.

Under the terms of the Aera Farmout Agreement, Aera will pay 100% of the cost of two vertical wells and two horizontal wells to be drilled on or adjacent to the Aera Farmout Lands. The Aera Farmout Agreement is comprised of two Phases.

The initial Phase 1 earning wells will be drilled on the northern portion of the Aera Farmout Lands. Aera will drill a vertical test well to an estimated depth of 14,800 feet to the Monterey and Kreyenhagen formations. Following evaluation of the data obtained from the vertical well; a horizontal well will be drilled into one of the identified, prospective formations previously encountered, either as a sidetrack out of the existing wellbore or as a stand-alone well. Upon fulfilment of the drilling commitments in Phase 1, Aera will earn a 50% interest in approximately 9,800 acres of the Aera Farmout Lands. Drilling in Phase 1 must commence no later than June 2013 under the terms of the Aera Farmout Agreement, subject to regulatory approval and rig scheduling.

The initial Phase 2 earning wells will be drilled on adjacent lands, which are controlled by Aera. Aera will drill a vertical test well to either the Monterey or Kreyenhagen formations. Following evaluation of the data obtained from the vertical well, a horizontal well will be drilled into one of several prospective targets, either as a sidetrack out of the existing wellbore or as a stand-alone well. Upon fulfillment of the drilling commitments in Phase 2, Aera will earn a 50% interest in approximately 9,800 net acres of the Farmout lands. Drilling in Phase 2 is expected to commence no later than December 2013.

Zodiac will retain a carried working interest of 12.5% (before payout) and 25% (after payout) in the earning wells. Upon Aera's fulfillment of its earning obligations under each Phase of the Aera Farmout Agreement, Zodiac will have the right to retain either a 50% working interest or a 3% gross overriding royalty in the Aera Farmout Lands.

Zodiac continues to engage in discussion with additional, potential joint venture partners on its other lands located in California. Zodiac controls approximately 90,000 net acres in Kings County, prior to any earning by Aera under the Aera Farmout Agreement.

Drilling Activity To Date

California, USA (Jaguar Prospect)

4-9 Well:

On March 21, 2011, we completed the drilling of its first evaluation well located on the Jaguar prospect in Kings County, California (the "4-9 well"). The 4-9 well was spud on the 26th of December, 2010 and was drilled to a total depth of 14,961 feet into the Kreyenhagen formation and set with a production liner. The drilling operations included the collection of 417 feet of core over six geological horizons within the Monterey, Whepley, Vaqueros and Kreyenhagen formations. The well provided us with a data set of core and modern well log data over several prospective light oil resource targets within the formations cored. For more information on the property, see "Item 4 – B – Business Overview – Description of Principal Properties" below.

Kreyenhagen Test:

The completion and testing program included two tests within the Kreyenhagen formation (the deepest formation intersected) within which the 4-9 well intersected greater than 650 feet of a total approximate regional thickness of 800 feet.

The first operation in the shale interval indicated that the Kreyenhagen shale in that particular horizon would not likely flow at commercial rates. The second operation into a siltstone interval located in the upper part of the Kreyenhagen, where a twenty-four ton fracture stimulation was performed over a thirty foot interval. The interval flowed 29 degree API oil at an average rate of 24 bbls/d over a nine day period prior to the well being shut in for a build up test. Following the nine day flow period the pressure test analysis indicated significant formation damage (skin factor) of approximately +13. The inflow performance relationship derived from the well test analysis demonstrated that a rate of 120 bbls/d could be achieved with a pressure drawdown of 60% and the removal of formation damage from +13 to 0. The reservoir is over-pressured with a measured reservoir pressure of 12,800 psi and a gradient of approximately 0.9 psi per foot. Porosity and permeability values derived from the well log analysis indicates effective siltstone porosity ranging between 10% and 13%, with permeability ranging between 0.4 and 3.0 millidarcies.

Lower Vaqueros:

We performed a forty-five ton fracture stimulation over a 30 foot interval in the Lower Vaqueros formation. After the fracture stimulation operation, the 4-9 well flowed water at a stabilized rate of 57 bbls/day over a 19 day period. The well was then shut in for a build up test. The pressure test analysis indicated a successful fracture treatment, with a negative skin. Prior to moving up-hole a total of 2,400 bbls of fluid was recovered from the zone. The reservoir is overpressured with measured reservoir pressure of 10,980 psi and a gradient of approximately 0.8 psi per foot.

While the occurrence of water in the Lower Vaqueros test was unexpected, this test does not negate the Vaqueros formation as a target. Oil-bearing sandstones above the tested zone have been identified in core and on well logs in both the 4-9 and 1-10 wells but down-hole equipment limitations did not allow us to test these zones in the 4-9 well. Further testing will be required to fully evaluate this formation.

Whepley:

The Whepley formation was tested following a sixty-seven ton fracture stimulation over a 30 foot interval. This zone flowed 33 degree API oil at a stabilized rate of 13 bbls/day at a 40% pressure drawdown over a 9 day period prior to the well being shut in for a build up test. The pressure test analysis indicated significant formation damage of approximately +7, which we believe can be addressed by optimizing stimulation procedures in future wells. The forecast derived from the well test analysis demonstrated that a rate of 30 bbls per day could potentially be achieved with a pressure drawdown of 40% and the removal of formation damage from +7 to 0. The reservoir is overpressured with 10,900 psi reservoir pressure and a gradient of approximately 0.8 psi per foot.

We have now completed our earn-in obligation on the Jaguar prospect as required under the Jaguar Farmout Agreement.

1-10 Well:

We spud our second well in the Kettlemen City area on June 16, 2011 located on the Jaguar prospect in Kings County, California (the "1-10 well"). The 1-10 well reached a total depth of 16,940 feet on August 28, 2011, in the Cretaceous Moreno formation.

The 1-10 well, originally targeted to a total vertical depth of 15,240 feet, was deepened to test additional zones of interest including the Cretaceous Moreno formation, a significant source rock interval in this area, according to the USGS. The well reached total depth at 16,950 feet on August 28, 2011 after intersecting sandstone, siltstone, and shale sections below the Kreyenhagen formation with high background gas readings and associated increases in C1-C5 on mud logs, and oil shows. We encountered significant hydrocarbon response and pressures that exceeded 14,000 psi in the lowermost 250 feet of the wellbore, which required mud weight to be increased to 16.4 ppg prior to stopping drilling. Subsequent analysis has confirmed that the Moreno in this area is in an oil generation phase.

After we acquired a full suite of logs, then plugged back the 1-10 well, which was completed in October 2011, and began drilling a horizontal leg into the Upper Kreyenhagen formation at approximately 14,551 feet. We then completed drilling a 2,647 foot lateral into the Upper Kreyenhagen.

The 1-10 horizontal well was stimulated using a water based gelled fluid with a multi stage completion system (ball drop system, 10 stages). Despite surface and down hole equipment limitations during the stimulation and testing phases, the well flowed at a total fluid rate of 1780 barrels per day to 260 barrels per day from January 7th to January 24th, 2012. These rates included 126 barrels per day to 60 barrels per day of 29 degree API oil, respectively.

Analysis of the flowing pressures and data from a very brief shut-in during the month of January 2012 indicated possible damage to the reservoir and hydraulic fractures with very limited effectiveness. Management believes these issues could have resulted from completion fluid compatibility issues or downhole obstruction generated by the inability to restrict the flow rate during the initial cleanup phase. We attempted to clean out the well bore using a coiled tubing unit but was unable to reach beyond the bottom of the build section due to equipment limitations. In an attempt to offset the damage, we performed a small acid stimulation that had a negligible impact.

In late April 2012, we shut-in the well to perform an extended buildup test to further evaluate the reservoir and possible remedial actions to improve well results as the well had not yet achieved commercial production. The well was subsequently shut-in and surface equipment removed from the well site. The mineral lease upon which the 1-10 horizontal well was drilled contained continuous drilling obligations the required Zodiac to spud a new well by June 4, 2012. It was determined that additional expeditures on this lease and wellbore would not be in our best interest and accordingly, an impairment writedown of $23.4 million was recognized in the quarter. Extensive and ongoing efforts by us throughout the quarter to negotiate with the lessor for an extension to the lease (without spudding another well) were unsuccessful. This lease comprised approximately 3% of our total net acreage position.

Core Analysis:

The 4-9 and 1-10 wells provided us with valuable information for further development of the acreage. After completion of the 4-9 and 1-10 wells it was determined that we had obtained sufficient data to actively pursue a program of continued development through farming out portions of our acreage. This would not only add additional development, but conserve cash resources. Efforts to find a joint venture partner or partners to assist with accelerating these activities within its focus areas led to several negotiations that were ongoing at September 30, 2012.

Nova Scotia, Canada (Windsor Block)

During the year ended September 30, 2011, we had minimal activities in the Windsor Basin in Nova Scotia. We took a full impairment charge on our Nova Scotia assets in our second fiscal quarter upon assessing certain factors including (among others): intent to drill by the operator of the Windsor Basin project; remaining lease term; geological and geophysical evaluations; and drilling results. As the operator was no longer allocating meaningful resources to continued evaluation; lack of proved reserves attributable to the property and no success to date in finding a joint venture partner to fund a drilling program for the Nova Scotia assets, we felt that a full impairment charge was both reasonable and warranted. For more information on the property, see "Item 4 – B – Business Overview – Description of Principal Properties" below.

Anticipated Changes in the Business of the Corporation

We actively review property acquisitions, oil and gas joint ventures and business combination opportunities on an ongoing basis. The consummation of an acquisition, joint venture or business combination may result in a material change to our business.

Corporate Information

Zodiac Exploration Inc. was continued under the ABCA on September 28, 2010. Our head office is located at Suite 400, 1324 – 17th Avenue S.W. Calgary, Alberta T2T 5S8, and our registered office is located at Suite 2400, 525 – 8th Avenue S.W., Calgary, Alberta T2P 1G1. Mr. Peter Haverson, Interim President and Chief Executive Officer is located at the head office address. Telephone: 403-450-7896 Fax: 403-444-7855

At September 30, 2012, we had not yet achieved profitable operations, have accumulated a deficit of $46,012 since inception and expect to incur further losses in the development of our business, which is typical of an oil and gas exploration company in the early stages of development. As at September 30, 2012, we had a cash balance was $20,381 primarily resulting from warrant exercises during the year ended September 30, 2011 and financings completed in the nine month period ended September 30, 2010.

To date, we have no oil and gas revenues and are considered to be in the development stage as defined by the Financial Accounting Standards Board ("FASB") Accounting Standard's Codification ("ASC") 915.

There has been no public takeover offer by a third party in respect of our Common Shares, nor have we made such offer related to another company other than as described above.

Subsequent Events

Subsequent to year end we signed a definitive farmout agreement with a large California operator whereby the operator has acquired the right to earn a 50% interest in approximately 19,600 net acres of our lands located in Kings County, California. Under the terms of the Farmout Agreement, the operator will pay 100% of the cost of two vertical wells and two horizontal wells to be drilled on or adjacent to the Farmout Lands. As a result, we do not anticipate spending our own capital resources on drilling in the next fiscal year.

Additionally, on December 4, 2012, Mr. Murray Rodgers resigned his position as the President and Chief Executive Officer of the Corporation. Mr. Peter Haverson, a director of the Corporation was appointed as the Interim President and Chief Executive Officer of the Corporation.

B.                  Business Overview

Exploration and Development Strategy

Zodiac's strategy and long range plan is to increase shareholder value through the acquisition and exploration of oil and gas assets which are characterized as resource plays, located in under-explored and or overlooked geographic areas. We are focused on high-impact resource and exploration opportunities and have secured a substantial position in the San Joaquin Basin in Central California. These assets provide our Shareholders with exposure to multiple geologically diversified prospects and leads, in an under-explored petroleum system. Our mission is to de-risk this portfolio of oil and gas prospects and leads, while generating additional prospects and leads, through continuous oil and gas exploration activities.

We aim to continue to identify prospective exploration targets in geologically favourable settings both within our existing land holdings and in similar settings elsewhere. We will also consider opportunities to de-risk the portfolio through farm-outs or joint ventures and also through acquisitions and merger opportunities with a focus on resource opportunities principally in North America.

Our Board may, in its discretion, approve asset or corporate acquisitions or investments that do not conform to the guidelines discussed above based upon the our Board's consideration of the qualitative and quantitative aspects of the subject properties, including risk profile, technical upside, resource potential, reserve life, asset quality and management skill sets.

Specialized Skill and Knowledge

We rely on specialized skills and knowledge to gather, interpret and process geological and geophysical data, design, drill and complete wells, and numerous additional activities required to explore for oil and natural gas. We have employed a strategy of contracting consultants and other service providers to supplement the skills and knowledge of our permanent staff in order to provide the specialized skills and knowledge to undertake its oil and natural gas operations efficiently and effectively.

Competitive Conditions

The petroleum industry is immensely competitive in all of its phases. Zodiac competes with other participants in the search for, and the acquisition of, oil and natural gas interests located in California and elsewhere. Zodiac's competitors include other resource companies which may have greater financial resources, staff and facilities than those of Zodiac; however Zodiac believes that its competitive position is comparable to other organizations at a similar stage in their corporate development.

Cyclical Nature of Industry

The drilling for, and the potential production of, oil and natural gas reserves will be adversely affected by wet weather during winter months, and potentially extremely hot weather in the summer months, potentially resulting in operating down time or slower than expected operations. Physical access for road construction, lease construction, drilling, facilities construction and pipeline construction is potentially affected by wet ground conditions arising during periods of high rainfall making timing of projects uncertain.

Zodiac's operational results and financial condition will be dependent on the price of oil, natural gas and natural gas liquids. Even though we are not yet producing the industry within which we operate is affected by these fluctuations and that can affect the availability of personnel, equipment, and capital. Oil, natural gas and natural gas liquids prices have fluctuated widely during recent years and are determined by macroeconomic supply and demand factors as well as other factors including weather as well as geopolitical activities in other oil and natural gas regions. Any decline in oil and natural gas prices could have an adverse effect on our financial condition and in our ability to raise additional capital to fund future operations.

Environmental Considerations

We are subject to numerous environmental regulations including restrictions on where and when oil and gas operations can occur; regulations on the release of substances into groundwater, atmosphere and surface land and the routing of pipelines and location of production facilities. Breach of environmental regulations can result in restrictions or cessation of operations and the imposition of penalties and fines. See also "Risk Factors".

Employees

As at September 30, 2012, we employed 8 full time employees, 1 part-time employee and 3 consultants.

Description of Principal Properties

California, USA

Jaguar Prospect

The Jaguar Prospect is a multi-zone oil prospect that has been mapped over an area of some 75,000 acres, of which approximately 41,000 acres (approximately 29,000 net acres) are currently controlled by Zodiac. Zodiac's interests in the lands comprising the Jaguar Prospect have been accumulated through direct acquisitions as well as farmout and pooling arrangements. The Jaguar Prospect is located in Kings County, California along the gently folded basin axis of the San Joaquin Valley, adjacent to the Kettleman fold belt. The prospective formations of the Jaguar Prospect are low permeability, fractured sandstones of the Vaqueros formation, and fractured sandstones and shales of the overlying Allison and Whepley formations. These formations are over-pressured as a result of being charged with oil from the underlying Kreyenhagen formation, which is one of the major source rocks of the San Joaquin basin. Our management also believes there is potential within the fractured shales of the underlying Kreyenhagen formation and fractured cherts of the shallower Monterey formation, and is continuing to investigate this potential, as further discussed below.

Pursuant to the Jaguar Farmout Agreement, Zodiac's interest in the Jaguar Prospect with respect to the Farmout Lands (which cover approximately 19,700 acres within the Jaguar Prospect) were subject to earn-in provisions which included shooting a seismic program (which was completed by Zodiac PrivateCo in fall of 2009) and paying 100% of the costs to drill one test well on the Jaguar Prospect by January 1, 2011. As a result of the drilling of the 4-9 well on March 21, 2011, Zodiac completed its earning obligations for its 80 percent working interest in the Farmout Lands, which amounts to approximately net 15,750 acres.

Pursuant to the Jaguar Pooling Agreement, Zodiac and the other parties to the Jaguar Pooling Agreement have agreed to contribute their oil and gas leasehold interests in a defined area to a pool and share the costs and production on a pooled basis. The area subject to the Jaguar Pooling Agreement is approximately 68 sections and includes the entire area covered by the 3D seismic shoot conducted by Zodiac PrivateCo in the fall of 2009. The Jaguar Pooling Agreement did not result in any changes in net acreage held and Zodiac continues as the operator of the project.

All of the lands held by Zodiac in California, including the lands held by Zodiac in respect of the Jaguar Prospect are freehold lands. In the event that such lands realize production in the future, such production will require royalty payments which generally averages 20% of production. The Jaguar Farmout Lands will also be subject to a gross overriding royalty payable to Bayswater at rates of 2.5% before payout and 4.0% after payout.

Zodiac PrivateCo completed a 3D seismic program in the fall of 2009, covering 52.7 sections. This data was acquired to image the northern portion of the Jaguar Prospect and the offsetting Hawk Prospect, which is discussed further below. For the Jaguar Prospect, the seismic is being used to identify fracture trends that might constitute "sweet spots" within the play, to further refine the limits of over-pressure, and to investigate relationships between reservoir parameters and seismic responses.

Resource Opportunity – Vaqueros and Whepley

According to data obtained from the California Division of Oil and Gas Geothermal Resources ("DOGGR"), while more than 100 wells have been drilled on or immediately offsetting our land holdings, only a quarter of them penetrated the Vaqueros formation. Of these wells, seven produced from either the Vaqueros sand or Whepley shale. The Kettleman City field, which has produced oil from the Vaqueros in three wells, is located on our land holdings.

The regional nature of the trap is attested to by the presence of over-pressure within the subject formations and the historical production from the wells within the prospect area. In addition to historical data on mud weights required while drilling, over-pressure is evident on drill-stem tests and is supported by the presence of a 'low velocity field' as interpreted from 3-D seismic analysis by us. We believe that the over-pressure is a result of migration of oil into these formations from the underlying Kreyenhagen source rock. From data obtained from DOGGR it was determined that wells drilled on the Jaguar Prospect lands in the 1970s and 1980s encountered over-pressure in the Vaqueros and Whepley intervals, with kicks and near-blowouts requiring significant increases in mud weight while drilling. Pressures recorded from tests and completions over these intervals verify this over-pressure, with an average pressure gradient of 0.7 psi/foot being observed (where ~0.5 psi/foot would be normal pressure).

Resource Opportunity – Kreyenhagen

The USGS interprets the Kreyenhagen shale, which underlies the Vaqueros, as a source rock at the peak of its hydrocarbon generation. The USGS concluded that light oil is being expelled into the Vaqueros and Whepley formations, however, the low permeability of the rocks does not allow the oil to migrate through the rock as quickly as it is being expelled, thus creating over-pressure and, most likely, inducing fractures.1

The area of peak light oil expulsion from the Kreyenhagen lies to the north of the Northern Buttonwillow depocentre (the thickest portion of the formation), which covers an area of approximately 100 square miles and directly underlies the Jaguar Prospect area. The USGS estimates that the Kreyenhagen petroleum system has accounted for some 9 billion barrels of oil equivalent in-place within the basin.1

The Kreyenhagen formation is a major source rock in the San Joaquin Basin and has been extensively studied by the USGS. It is the source of the oils within the overlying Vaqueros and Whepley formations that are prospective in the Jaguar Prospect and discussed above. In addition to being a source rock, the Kreyenhagen has produced in the immediate area, demonstrating that it can produce oil under natural flow from vertical wells; although the nearby production has occurred in thrusted anticline settings where pervasive fracturing is expected.

Resource Opportunity – Monterey

The Monterey formation is also a major source rock in the San Joaquin Basin and has been extensively studied by the USGS. We have identified Monterey as being prospective on certain of its lands. The Monterey prospect has been identified on our lands through a seismic velocity anomaly that has been defined through the recent 3D data gathered and has been interpreted to be caused by fluid content, pore pressure or mineralogy changes, or a combination of these factors. The formation is over-pressured, based on drilling mud weight records and this is interpreted to have resulted from active hydrocarbon generation. Oil shows have been noted while drilling through the Monterey but it has not been completed in any of the wells on the Jaguar Prospect lands. The Monterey has produced from both vertical and horizontal wells from three fields located between 20 and 50 miles from the Jaguar Prospect. The nearest production is from the northwest lost hills field in t25s, r20e, some 20 miles to the south.2

At this time we have not established an exploration program beyond coring the Monterey as part of its coring program on its 4-9 well.

Hawk Prospect

The Hawk Prospect is located adjacent to the northern boundary of the Jaguar Prospect. Zodiac can complete its earning requirements on the Hawk Prospect covering approximately 7,000 gross acres (3,900 net acres) by spudding a well by May 31, 2013. The Hawk Prospect is characterized as a four way closure interpreted from both 2D and now 3D seismic and supported by the mapping of nearby wells. The main prospective zones are the Gatchell / McAdams sandstones, with secondary potential in the Upper and Middle Burbank sandstones. Zodiac has interpreted bypassed pay intervals in the Burbank, Upper McAdams and Gatchell sandstones in the offsets, with one well drilled by another industry participant testing oil and water at rates in excess of 600 bopd with a 50% oil-cut from the Upper-McAdams sand, and others testing water with traces of oil from the same reservoir.2

1 Petroleum Systems and Geologic Assessment of Oil and Gas in the San Joaquin Basin Province, California, USGS, 2007.

2 DOGGR, 2009.

Panther Prospect

The land comprising the Panther Prospect is located in Kings and Kern counties in California. The Panther Prospect is situated in the actively generating oil window for two proven source rocks, the Eocene Kreyenhagen and Miocene Monterey formations, with gross thicknesses of each formation estimated at over 1,000 feet. These source rocks have charged five giant oil fields, in the San Joaquin Basin, on the same structural trend as the Panther Prospect. Both source rocks have been documented as over-pressured and have yielded hydrocarbon flows and shows in vertical wells within, and adjacent to, the prospect. Notably, a well immediately north of the prospect drilled by another industry participant has produced over 400,000 bbls of high-gravity, low-sulfur oil from an un-stimulated vertical wellbore completed in one of the source rock intervals. In addition to the resource play potential, we have identified conventional structural and stratigraphic play types within the prospect area.

On January 31, 2011 we closed the acquisition of the Panther Assets pursuant to which we acquired 74.5% of Bayswater's approximate 80.5% net revenue interest in the Panther Assets in accordance with the Panther Acquisition Agreement. Total consideration paid by Zodiac was $8.4 million which was comprised of US$5.6 million in cash, US$1.9 million in Common Shares and a US$0.9 million credit to Bayswater in respect of future cash calls to be made by Zodiac to Bayswater in connection with joint operating agreements in place between Zodiac and Bayswater. In addition to the upfront cash payment, Zodiac is required to pay 92% of the costs to drill two wells to test the Monterey and Kreyenhagen formations. The first well will complete Zodiac's earning requirements on approximately 10,750 acres (net 8,000), and must be drilled by January 1, 2013. The second well will complete Zodiac's earning requirements on approximately an additional 10,750 acres (net 8,000), and must be drilled by January 1, 2014. In addition, Bayswater and Zodiac have also agreed to pool their respective lands within an area of mutual interest which encompasses the assets and have also established a separate 50 township area of mutual interest where they will pursue land acquisitions and prospects jointly on a 75:25 (Zodiac, Bayswater) basis.

Nova Scotia, Canada

Windsor Block

In June of 2008, Zodiac PrivateCo farmed-in on a joint venture led by Triangle in respect of the onshore Windsor Basin of Nova Scotia referred to as the Windsor Block. The primary focus is the gas shales of the Horton Group although additional play types, both conventional and unconventional, are expected to be identified as exploration occurs. The joint venture agreement with Triangle provided for an initial commitment by Zodiac PrivateCo to pay 50% of drilling costs, up to $7.5 million, to earn a 12.5% working interest in the entire Windsor Block. We fulfilled our commitments to Triangle by participating in the drilling and testing of three wells in the Windsor Block in 2008 and early 2009 and earned an approximate 13% interest or approximately 69,000 net acres in the play. We will continue to monitor the progress of the operator and will determine its participation in ongoing exploration activities as they are proposed. We have no current plans to participate in exploratory activities in Nova Scotia and recorded an asset impairment in respect of its total investment in the Nova Scotia assets in its second fiscal quarter of 2011.

C.                  Organizational Structure

The material subsidiaries owned by Zodiac as at September 30, 2012 are as set out in the following organizational chart:

D.                  Property, Plant and Equipment

Our business is the acquisition, exploration and development of oil and gas properties, with a primary focus on exploring in Kings County, California. We fund our activities by way of the sale and issuance of its securities. Our board of directors has reviewed our assets, data and position as of November 27, 2012 and has determined that, as of the last day of our most recently completed financial year, we had no reserves.

An independent qualified reserves evaluator has not been retained to evaluate the our reserves data as we have no reserves as of the last day of our most recently completed financial year and no report of an independent qualified reserves evaluator will be disclosed by us for the period from October 1, 2011 to September 30, 2012.

Because reserves data are based on judgments regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery. Therefore, based on information available at November 27, 2012, our board of directors has determined that we had no reserves at that time.

Properties

Calgary, Alberta (Office Space)

We hold an operating lease agreement for office space in Calgary, Alberta commencing on March 1, 2012 and ending on February 28, 2017. The annual average basic rent obligation is $110, payable in monthly instalments of $9. In addition to the basic rent, additional rent is payable monthly, and includes our proportionate share of all operating costs and taxes.

Baskersfield, California (Office Space)

We held an operating lease agreement for the lease of office space in Bakersfield, California commencing July 1, 2010 and ending on September 30, 2012. The annual basic rent obligation is US$37 per annum, payable in monthly instalments of US$3. In addition to the basic rent, additional rent is payable monthly, and includes our proportionate share of all operating costs and taxes. During the year, we signed a new five year lease, beginning July 1, 2012, for the Bakersfield, California office space. The annual average basic rent obligation will be US$77 per annum, payable in average monthly instalments of USD$6. As with the prior lease, additional rent will be payable monthly, which will include our proportionate share of all operating costs and taxes.

California, USA

As of September 30, 2012, we control approximately 132,000 gross acres (86,000 net acres) over various properties across Kings County, California, USA. We are targeting multiple formations including: Whepley/Allison, Vaqueros, Kreyenhagen, Monterey and Moreno formations. These formations are geologically stacked but are not all present or prospective on all acreage. Certain of the acreage held is subject to earning through the drilling and paying 100% of the costs for exploration wells, they include: one well to test the Vaqueros formation (completed through drilling of companies 4-9 well spud in December 2010), one on the Hawk prospect (to be spud prior to May 31, 2013), and two wells to test acreage acquired through Panther transaction (to be spud by January 1, 2013 and January 1, 2014).

In October 2012, Zodiac entered into a definitive farmout agreement with Aera whereby Aera acquired the right to earn a 50% interest in the approximately 19,600 net acres of Zodiac lands located in Kings County, California. See "Item 4. Information on the Corporation – A. History and Development of the Company – September 30, 2012 to Present – Farmout with Aera Energy LLC."

Nova Scotia, Canada (Windsor Block)

As of September 30, 2012, we have earned an approximate 13% interest or approximately 69,000 net acres in the Windsor Basin onshore Nova Scotia. The primary focus is the gas shales of the Horton Group although additional play types, both conventional and unconventional, are expected to be identified as exploration occurs. The Nova Scotia property is currently being reclaimed and no further activity is planned. Our share of such reclamation costs are estimated to be less than $200.

Wells

The following table sets forth the number and status of wells in which Zodiac had a working interest as at September 30, 2012.

	Oil Wells				Natural Gas Wells
	Producing		Non-Producing (1)		Producing		Non-Producing (1)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
California, USA	-	-	1.0	1.0	-	-	-	-
Nova Scotia, Canada	-	-	-	-	-	-	5.0	1.0
Total	-	-	2.0	1.8	-	-	5.0	1.0

Note:

(1)	All of Zodiac's wells are located onshore in California and Nova Scotia. No reserves have been attributed to any of the wells and none of the wells are currently capable of production.

Properties with no attributed reserves (Undeveloped Acreage)

The following table summarizes the gross and net acres of the unproved properties, effective September 30, 2012, in which Zodiac has a working interest and also the number of net acres for which Zodiac's rights to explore, develop or explore will, absent further action, expire within one year.

	Gross Acres	Net Acres	Net Acres Expiring Within One Year
California, USA	132,000	86,000	2,230
Nova Scotia, Canada	512,000	69,000	0
Total	644,000	155,000	2,230

Notes:

(1)	Zodiac expects that rights to explore, develop and/or exploit 3,003 gross (2,230 net) acres of its undeveloped land holdings will expire by September 30, 2013 although Zodiac plans to renew leases, drill or submit applications to continue selected portions of the above acreage. These acres do not include acreage which may be lost if Zodiac does not complete its earn-in provisions as noted in the following paragraph.
(2)	Certain portions of Zodiac's acreage are subject to earn-in provisions. In the prospect referred to as the Jaguar prospect we were required to conduct a seismic program (acquired in fall of 2009), and pay 100% of the costs to drill one test well on the Jaguar Prospect by January 1, 2011 (which test well was spud December 25, 2010). Adjacent to the Jaguar Prospect is what Zodiac has designated the Hawk Prospect with earning requirements affecting (Gross acres 7,000, Net acres 3,900), where Zodiac may complete its earning requirements by spudding a well by May 31, 2013. In January 2011 Zodiac acquired acreage in the Panther prospect with earning requirements affecting (Gross acres 21,500, Net acres 16,000), which requires us to drill one well by January 1, 2013 to earn approximately half the subject acreage and an additional well by January 1, 2014 to earn the remaining half of the acreage. Other than as already disclosed, there are no other material work commitments associated with Zodiac's properties.

Significant factors or uncertainties relevant to properties with no attributed reserves

The development of properties with no attributed reserves can be affected by a number of factors including, but not limited to, project economics, forecasted price assumptions, cost estimates and access to infrastructure. These and other factors could lead to the delay or the acceleration of projects related to these properties.

Forward Contracts

We had no forward sales contracts in place at September 30, 2012.

Additional information concerning abandonment and reclamation costs

Zodiac uses its internal historical costs to estimate its abandonment costs when available. The costs are estimated on an area by area basis. The industry's historical costs are used when available. If representative comparisons are not readily available, an estimate is prepared based on the various regulatory abandonment requirements. As at September 30, 2012, Zodiac had 2.8 net wells for which it expects to eventually incur abandonment and reclamation costs.

The following table sets forth Zodiac's estimated abandonment and reclamation costs as of September 30, 2012:

	Abandonment and Reclamation Costs ($000's)
Year	Abandonment and Reclamation Costs (Undiscounted)	Abandonment and Reclamation costs (Discounted at 8%)
2013	336	212
2014	-	-
2015	-	-
2016	-	-
2017	-	-
Thereafter	400	96
Total	736	308

 Note:

(1)	The abandonment liability set out above is associated with the estimated liability to abandon and reclaim the wells drilled by Zodiac's partner in Nova Scotia, the associated disposal ponds and the wells drilled in California by Zodiac.

Zodiac expects to pay $331,000 in the next three financial years in respect of its abandonment and reclamation costs.

Tax horizon

We do not anticipate having taxes payable for the year ending September 30, 2013. Our projects are in the preproduction stage of development and capitalized costs to date will be available for deduction for income tax purposes. We do not expect to be taxable in the foreseeable future.

Costs Incurred

The following table summarizes our capital expenditures related our oil and gas activities for the year ended September 30, 2012 (000's):

Unproven properties
Property acquisition costs:	$3,830
Exploration Costs:	$73
Development Costs:	$9,425
Total:	$13,328

Exploration and development activities – Past Three Fiscal Years

The following table sets forth the gross and net exploratory and development wells in which Zodiac participated in the year ending September 30, 2012:

	Exploratory Wells		Development Wells
	Gross	Net	Gross	Net
California – Oil – Non-Productive	1.0	1.0	-	-
Nova Scotia – Gas – Non-Productive	-	-	-	-
Total	1	1.0	-	-

The following table sets forth the gross and net exploratory and development wells in which Zodiac participated in the year ending September 30, 2011:

	Exploratory Wells		Development Wells
	Gross	Net	Gross	Net
California – Oil – Non-Productive	1.0	1.0	-	-
Nova Scotia – Gas – Non-Productive	-	-	-	-
Total	1	1.0	-	-

The following table sets forth the gross and net exploratory and development wells in which Zodiac participated in the year ending September 30, 2010:

	Exploratory Wells		Development Wells
	Gross	Net	Gross	Net
California – Oil – Non-Productive	-	-	-	-
Nova Scotia – Gas – Non-Productive	-	-	5.0	1.0
Total	-	-	5.0	1.0

As of the date hereof, Zodiac was not in the process of drilling, completing, testing or otherwise developing any wells, facilities or reservoirs.

Production estimates

Not applicable.

Production history

We had no production during the financial year ended September 30, 2012 or previously, other than incidental production generated pursuant to drilling and testing activities.

ITEM 4A - UNRESOLVED STAFF COMMENTS

None

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion and analysis of our operating results and our financial position for the years ended September 30, 2012 and 2011, and nine months ended December 31, 2010 should be read in conjunction with the consolidated financial statements and the related notes attached hereto.

Basis of preparation

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States ("US GAAP"), are expressed in Canadian dollars and reflect the following significant accounting policies:

Principles of consolidation

The consolidated financial statements include the assets, liabilities and results of operations, after the elimination of intercompany transactions and balances, of us and our subsidiaries, all of which are wholly-owned.

Estimates by management

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Certain accounting policies involve judgments and uncertainties to such an extent that there is reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. We evaluate our estimates and assumptions on a regular basis. We bases our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and assumptions used in preparation of our financial statements.

We use estimates to calculate depreciation and accretion expense, to assess impairments of long-lived assets, to estimate asset retirement obligations, to estimate fair market value of investments, to calculate the fair value of warrants and stock options, and to estimate current tax expense.

Measurement uncertainty

Numerous assumptions and judgments are required in the fair value calculation of the asset retirement obligation including the ultimate settlement amounts, inflation factors, credit adjusted discount rates, and timing of settlement. To the extent future revisions to these assumptions impact the fair value of any existing asset retirement obligation ("ARO") liability, a corresponding adjustment is made to the oil and gas property.

Impairment tests are carried out by us based upon the technical expertise of our personnel and are subject to measurement uncertainty. The assumptions underlying the impairment tests are subject to change as circumstances dictate and additional information becomes available.

The assumptions used in the determination of the fair value of warrants and stock options issued are based on the use of the Black-Scholes pricing model, which includes estimates of the future volatility of our stock price, expected lives of the warrants and stock options, expected dividends and risk-free rate.

By their nature, these estimates are subject to measurement uncertainty, and the impact of differences between actual and estimated amounts on the financial statements of future periods could be material.

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments held in the form of bankers' acceptances, money market investments and certificates of deposit with investment terms that are less than three months at the time of acquisition. These investments are stated at fair value, which approximates cost plus accrued interest.

Foreign currency translation

The financial statements of foreign subsidiaries are translated to Canadian ("CAD") dollars in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation" (ASC Topic 830.10). Our reporting currency is CAD dollars. Monetary assets and liabilities denominated in foreign currencies are translated into CAD dollars at exchange rates prevailing at the balance sheet date and non-monetary assets and liabilities are translated at rates in effect on the date of the transaction. Revenues and expenses are translated at the average rate of exchange in effect during the period other than depreciation which is translated at historical rates. Exchange gains or losses arising from translation are included in operating expenses.

Property, plant and equipment

Petroleum and natural gas properties

We follow the full cost method of accounting whereby all costs related to an acquisition are initially capitalized on a country by country cost centre basis. Costs capitalized include land acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties, costs of drilling productive and non-productive wells, together with overhead and interest directly related to exploration and development activities, and lease and well equipment.

Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless such a disposition would alter the rate of depletion and depreciation by more than 20%.

Depletion

Costs capitalized are depleted and amortized on a cost centre basis using the unit-of-production method based on estimated proved petroleum and natural gas reserves before royalties as determined by independent engineers.

For purposes of this calculation, petroleum and natural gas reserves before royalties are converted to a common unit of measure on the basis of their relative energy content where one barrel of oil or liquids equals six thousand cubic feet of gas.

In determining our depletion base, we include estimated future capital costs to be incurred in developing proved reserves and exclude the cost of significant unproved properties until it is determined whether proved reserves are attributable to the unproved properties or impairment has occurred. Unproved properties are evaluated separately for impairment based on management's assessment of future drilling.

During the period there has been no commercial production, and a depletion expense was not recognized.

Ceiling test

Under the full cost method of accounting, a limit is placed on the carrying amount of petroleum and natural gas properties. A ceiling test is performed on a cost centre basis to recognize and measure impairment, if any.

Impairment is recognized if the carrying amount of petroleum and natural gas properties, less the cost of unproved properties not subject to depletion (the "adjusted carrying amount"), exceeds the estimated undiscounted future cash flows from our proved reserves. The future cash flows are based on forecast prices and costs, as provided by an independent third party. If recognized, the magnitude of the impairment is measured by comparing the adjusted carrying amount to the estimated discounted future cash flows of our proved plus probable reserves. Any recognized impairment is recorded as additional depletion and amortization expense.

Other assets

Other assets are carried at cost and amortized over the estimated useful lives of the assets at various rates per annum calculated on a declining balance basis.

Asset retirement obligation

We recognize the fair value of an asset retirement obligation in the period in which a well or related asset is drilled, constructed or acquired and when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a long-term liability, and equals the present value of estimated future cash flows, discounted using a risk-free interest rate adjusted for our credit standing. The liability accretes until the date of expected settlement of the retirement obligations or the asset is sold and is recorded as an accretion expense. The associated asset retirement costs are capitalized as part of the carrying value of the related assets. The capitalized amount is amortized to earnings on a basis consistent with depreciation and depletion of the underlying assets. Actual restoration expenditures are charged to the accumulated obligation as incurred. Any settlements are charged to income in the period of settlement.

Income taxes

Income taxes are accounted for using the liability method of income tax allocation. Under the liability method, future income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at their carrying values. Future income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided those benefits are more likely than not to be realized. Future income tax assets and liabilities are determined based on the substantively enacted tax laws and rates that are anticipated to apply in the period of realization.

We evaluate such tax reporting methods on a periodic basis to determine if any uncertain tax positions exist that would require the establishment of a loss contingency. A loss contingency would be recognized if it were probable that a liability had been incurred as of the date of the financial statements and the amount of the loss could be reasonably estimated.

Amounts recognized are subject to estimate and judgment regarding the likely outcome of each uncertain tax position. The amount that is ultimately incurred for an individual tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. We have determined that no significant uncertain tax positions exist as of September 30, 2012 and September 30, 2011 as a full valuation allowance has been taken in the year then ended.

Financial instruments

The fair values of financial instruments, which include cash and cash equivalents, accounts receivables, accounts payable and accrued liabilities approximate their carrying values due to the relatively short maturity of these instruments.

Concentration of risk

We maintain cash accounts primarily with one commercial bank in Canada and one commercial bank in the United States. Our cash accounts consist of deposits maintained in Canadian and U.S. dollars. Deposits in excess of insured amounts are an area of potential risk in that these entities may be affected by changes in economic and other conditions that could impact our overall risk; to date, we have not incurred a loss in relation to this risk area.

Stock based compensation

Stock-based compensation cost for options is estimated at the grant date based on the award's fair value as calculated by the Black-Scholes option-pricing model and is recognized as expense over the estimated requisite service period. The Black-Scholes model requires various highly judgmental assumptions including volatility, forfeiture rates and expected option life. If any of the assumptions used in the Black-Scholes model change significantly, stock-based compensation expense for future grants may differ materially from that recorded in the current period.

Recent Accounting Developments

We have reviewed recently issued, but not yet adopted, accounting standards in order to determine their impact, if any, on our consolidated financial position, results of operations, and cash flows. Based on our review, we do not believe that any of the proposed accounting standards will have a significant impact on our financial position, results of operations, or cash flows.

The Consolidated Financial Statements utilize estimates and assumptions principally regarding oil and gas properties, going concern, future income taxes, asset retirement obligations and stock-based compensation, that reflect management's expectations at the date of preparation. Events or circumstances in the future, many of which are beyond our control , may impact these expectations and accordingly could lead to different assumptions and estimates from those utilized. Factors that could impact the estimates and assumptions that were made at the date of preparation of the Consolidated Financial Statements have been previously discussed under the heading "Risk Factors".

A.                  Operating Results

This discussion and analysis of our operating results and the financial position for the years ended September 30, 2012 and 2011, and nine months ended December 31, 2010 should be read in conjunction with the consolidated financial statements and the related notes attached hereto. The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States ("US GAAP"), are expressed in Canadian dollars.

At September 30, 2012, we have not yet achieved profitable operations, have accumulated a deficit of $46,111 (twelve months ended September 30, 2011 - $18,381 and nine months ended September 30, 2010 - $4,620) since inception and expect to incur further losses in the development of our business, which is typical of an oil and gas exploration company in the early stages of development. As at September 30, 2012, we had a cash balance of $20,381 (September 30, 2011 - $40,532, September 30, 2010 - $58,445) primarily resulting from warrant exercises during the year ended September 30, 2011 and financings completed in the nine month period ended September 30, 2010.

To date, we have no oil and gas revenues and are considered to be in the development stage as defined by the Financial Accounting Standards Board ("FASB") Accounting Standard's Codification ("ASC") 915.

Interest income was generated from interest received on cash held in bank deposits and term deposits obtained throughout the period.

Total assets at September 30, 2012 were $76,180 (September 30, 2011 - $109,198, September 30, 2010 - $80,108). The significant decrease in assets in 2012 was primarily the result of an impairment writedown on our property, plant and equipment assets related to the 1-10 well. The build-up of assets in the year ended September 30, 2011 was the result of drilling the 4-9 well and beginning the 1-10 well. Assets are comprised mainly of cash of $20,381 and property, plant and equipment of $54,465. The remaining asset balance is made up of accounts receivable $685 and prepaid expenses $649.

During the twelve months ended September 30, 2012, funds used in operating activities increased to $4,032, from usage of $3,785 during the twelve months ended September 30, 2011 and $1,666 during the nine months ended September 30, 2010. This increase in 2012 and 2011 compared with 2009 is due to the effect of twelve months of operation as well as the increase in General and Administrative expense resulting from the drilling of the 1-10 and 4-9 wells and in 2012 from the initiation of a process to find joint venture partners to continue the development of our lands. The change from 2011 to 2012 is not significant.

The net loss for the twelve months ended September 30, 2012 was $27,631 or $(0.08) per share, compared to a loss of $13,761 or $(0.04) per share for the twelve months ended September 30, 2011, and a loss of $2,591 or $(0.02) per share for the nine months ended September 30, 2010. Weighted average share calculations have been restated for comparative periods in accordance with reverse takeover accounting guidance. The net loss incurred in 2012 was primarily the result of a $23.2 million impairment writedown related to the 1-10 well and associated lease in California. The loss in 2011 was primarily the result of the $8.5 million impairment writedown related to our Nova Scotia properties. For the twelve months ended September 30, 2012, we expensed $3,629 in General and Administrative expenses (twelve months ended September 30, 2011 - $3,824 and nine months ended September 30, 2010 - $1,876), net of capitalized General and Administrative expenses of $107 (twelve months ended September 30, 2011 - $1,510 and nine months ended September 30, 2010 - $738). The amounts capitalized are directly related to our drilling, geological and geophysical capital programs.

During the year, we recognized $73 (twelve months ended September 30, 2011 - $265 and nine months ended September 30, 2010 - $489) of performance warrant compensation expense (included in stock-based compensation) resulting from the issuance of 10,150,000 performance warrants to our officers during the year ended September 30, 2011. During the current year, 2,900,000 performance warrants held by a former officer were cancelled. As at December 31, 2010, all performance warrants had vested.

Depreciation and accretion ("D&A") expenses during the period ended September 30, 2012, September 30, 2011 and September 30, 2010 equaled $340, $45, and $33, respectively. These expenses relate to depreciation on fixed assets and accretion on the asset retirement obligation ("ARO"). As our petroleum and natural gas assets have not yet commenced production, no depletion has been recorded.

We use the Canadian dollar as our functional and reporting currency. Our US operations are considered integrated. Accordingly, we use the temporal method of accounting for the foreign currency transactions of our US subsidiaries. It is anticipated that, as US operations comprise a progressively larger proportion of our balance sheet and operations, adoption of the US dollar as its reporting currency may occur.

Inflation

Historically, inflation has not affected our business in the current locations where we are doing business and we do not expect it to affect our operations in the future.

Foreign Exchange

Our financial assets and liabilities consist of cash and cash equivalents, accounts and other receivables, accounts payable and accrued liabilities, and obligations under its office lease, of which a portion are held in Canadian and United States dollars. We do not engage in any hedging activities relating to currency. The exchange rate between US and Canadian dollars has been stable during our history. At present we do not expect any material effect from changes in foreign currency exchange.

B.                  Liquidity and Capital Resources

As of September 30, 2012 we had positive working capital of $20,420 (September 30, 2011 - $37,731, September 30, 2010 - $56,913). We had $20,381 in cash, generated through equity financings in 2010 and warrant exercises in 2011. In 2012 we initiated a process to find joint venture partners to continue the development of its California assets. Subsequent to year end we signed a definitive farmout agreement with a large California operator whereby the operator has acquired the right to earn a 50% interest in approximately 19,600 net acres of our lands located in Kings County, California. Under the terms of the Farmout Agreement, the operator will pay 100% of the cost of two vertical wells and two horizontal wells to be drilled on or adjacent to the Farmout Lands. As a result, we do not anticipate spending our own capital resources on drilling in the next fiscal year. Therefore, our capital resource requirements will be much reduced in 2013. As a result, management believes that through existing cash we will have adequate funding to support our capital expenditure programs to the end of its 2013 fiscal year and beyond. Our revenue is comprised entirely of interest earned on cash and cash equivalent balances and short-term investments. We invest short-term investments with a major Canadian financial institution. We have no outstanding bank debt or other interest-bearing indebtedness as at September 30, 2012.

We spud our initial evaluation well on December 25, 2010 and as of the date of this MD&A has completed and tested it. This well has satisfied our obligations to earn our interest in the Jaguar prospect as previously described above. In order for us to earn our working interest in the Hawk and Panther prospects, we will need to spud a well on the Hawk prospect by May 31, 2013; one well in Panther by January 1, 2013 and a second well in Panther by January 1, 2014. We are continuing our search for joint venture partners and will attempt to meet these requirements through a farm out arrangement rather than through the spending of our own capital resources.

We hold an operating lease agreement for office space in Calgary, Alberta commencing on March 1, 2012 and ending on February 28, 2017. The annual average basic rent obligation is $110, payable in monthly instalments of $9. In addition to the basic rent, additional rent is payable monthly, and includes our proportionate share of all operating costs and taxes.

We held an operating lease agreement for the lease of office space in Bakersfield, California commencing July 1, 2010 and ending on September 30, 2012. The annual basic rent obligation is US$37 per annum, payable in monthly instalments of US$3. In addition to the basic rent, additional rent is payable monthly, and includes our proportionate share of all operating costs and taxes. During the year, we signed a new five year lease, beginning July 1, 2012, for the Bakersfield, California office space. The annual average basic rent obligation will be US$77 per annum, payable in average monthly instalments of USD$6. As with the prior lease, additional rent will be payable monthly, which will include our proportionate share of all operating costs and taxes.

We asses our financing requirements and our ability to access equity or debt markets on an ongoing basis. This assessment considers: the stage and success of our scientific evaluation of our land holdings (including drilling of wells) to date; the continued participation of our partners in evaluation activities; and financial market conditions.

Our intent is to fund the acquisition of mineral and surface rights, the initiation of exploration activities including acquisition of seismic data, and the drilling, completion and tie-in of oil and gas wells through equity issues and farm-out agreements and eventually operating cash flow and borrowing base loans.

We will continue to maintain financial flexibility and monitor our financing requirements along with our ability to access the equity markets. It is possible that future economic events and global conditions may result in further volatility in the financial markets which could negatively impact our ability to access equity or debt markets in the future.

Any inability to access equity or debt markets for sufficient capital, at acceptable terms, and within required timeframes, could have a material adverse effect on our financial condition, results of operations and prospects. These risks have been previously discussed under the heading "Risk Factors".

C.                  Research and Development, Patents and License, etc.

Not Applicable.

D.                  Trend Information

As an oil and gas exploration and development company we are affected by market forces that affect such companies. However, no trend in this regard has been identified.

E.                  Off Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative financial obligations, or with respect to any obligation under a variable interest equity arrangement.

F.                   Tabular Disclosure of Contractual Obligations

We hold an operating lease agreement for office space in Calgary, Alberta commencing on March 1, 2012 and ending on February 28, 2017. The annual average basic rent obligation is $110, payable in monthly instalments of $9. In addition to the basic rent, additional rent is payable monthly, and includes the our proportionate share of all operating costs and taxes.

We held an operating lease agreement for the lease of office space in Bakersfield, California commencing July 1, 2010 and ending on September 30, 2012. The annual basic rent obligation is US$37 per annum, payable in monthly instalments of US$3. In addition to the basic rent, additional rent is payable monthly, and includes our proportionate share of all operating costs and taxes. During the year, we signed a new five year lease, beginning July 1, 2012, for the Bakersfield, California office space. The annual average basic rent obligation will be US$77 per annum, payable in average monthly instalments of USD$6. As with the prior lease, additional rent will be payable monthly, which will include our proportionate share of all operating costs and taxes.

	Payments Due by Period (US$)
	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Canadian Office Lease	$483	$110	$220	$153
US Office Lease	$366	$77	$154	$135

We hold our oil and gas properties by paying mineral lease rentals. All of these rentals are cancellable at our option. Hence, no commitment is noted.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                  Directors and Senior Management

The following is a list of our current directors and officers. The directors named below were elected or re-elected by our shareholders on September 12, 2012. There are no family relationships between the directors and officers.

Name and Municipality of Residence and Age	Position to be Held	Director / Officer Since	Principal Occupation
Murray Rodgers Bragg Creek, Alberta (Resigned as President and Chief Executive Officer on December 4, 2012)	Former President, Chief Executive Officer and Director	September 28, 2010 – December 4, 2012	Mr. Rodgers has been President and CEO of Zodiac Exploration Corp. since June 2008 and was made President and CEO of Zodiac on September 28, 2010. Prior to starting Zodiac in June 2008 he was the first technical staff member and eventually rose to President and CEO of Trident Exploration over a period of six years.
Robert Cross West Vancouver, British Columbia	Director	September 28, 2010	Mr. Cross serves as an independent director and, in some cases, non-executive chairman of several public companies principally in the resource sector.
John Newman Calgary, Alberta	Director	June 13, 2012	Mr. Newman has over thirty years of diverse accounting and finance expertise in both the domestic and international service company and exploration and production company realms. Mr. Newman was most recently Chief Financial Officer and co‐founder of Reliable Energy Ltd. until its recent sale, with previous experience including management and executive roles with Destiny Resource Services and Schlumberger Oilfield Services.
Peter Haverson Calgary, Alberta (Appointed as Interim President and Chief Executive Officer on December 10, 2012)	Director Interim President and Chief Executive Officer	September 12, 2012 December 10, 2012	Independent Businessman since February 29, 2012. Prior thereto, General Manager International and Offshore Drilling of Suncor Energy Inc. since 2009 and prior thereto, of Petro-Canada since 2001.
Louisa L. DeCarlo P. Eng Calgary, Alberta	Executive Vice President and Chief Operating Officer	September 28, 2010 – January 15, 2013	Ms. DeCarlo has been Chief Operating Officer of Zodiac Exploration Corp since June 2008 and COO of Zodiac since September 28, 2010. Ms. DeCarlo has over 19 years of diverse oil and gas experience including reservoir engineering, facilities engineering, exploitation, acquisitions and asset rationalization. Ms. DeCarlo began her career with Exxon/Mobil and has worked with several of Canada's leading oil and gas exploration companies including Talisman and Canadian Hunter. Prior to Zodiac she was manager of reservoir engineering at Trident Exploration from November 2004 through April 2008.
W. Howard Blacker CA Calgary, Alberta	Chief Financial Officer	July 4, 2012	Mr. Blacker is a chartered accountant with 30 years of diverse industry and public practice experience. Most recently, Mr. Blacker was the Chief Financial Officer of Zapata Energy Corporation (now Surge Energy Inc.)
Jacob Hoeppner B. Sc., LLB Calgary, Alberta	Corporate Secretary	September 28, 2010	Mr. Hoeppner is a corporate finance, securities, merger and acquisition and corporate lawyer with Burnet Duckworth & Palmer LLP since August 2007.

See "Board Practices" below for the membership of our committees of the Board.

B.                  Executive Compensation

Name and Municipality of Residence and Age	Position to be Held	Cash(1) Compensation in the year ended September 30, 2012	Zodiac Options Received in the year ended September 30, 2012	Exercise Price	Date of Grant	Date of Expiry
Murray Rodgers Bragg Creek, Alberta	Former President, Chief Executive Officer and Director	$300,000.00
Robert Cross West Vancouver, British Columbia	Director	-	160,000	0.29	November 13, 2011	November 13, 2016
John Newman Calgary, Alberta	Director	-	Nil	N/A	N/A	N/A
Peter Haverson Calgary, Alberta	Interim President, Chief Executive Officer and Director	-	Nil	N/A	N/A	N/A
Louisa L. DeCarlo P. Eng Calgary, Alberta	Executive Vice President and Chief Operating Officer	$274,999.92	Nil	N/A	N/A	N/A
W. Howard Blacker CA Calgary, Alberta	Chief Financial Officer effective July 4, 2012	$17,972.50	Nil	N/A	N/A	N/A
Jacob Hoeppner B. Sc., LLB Calgary, Alberta	Corporate Secretary	-	100,000	0.29
Randy Neely CFO	CFO to March 31, 2012	$145,833.38	Nil	N/A	N/A	N/A
Michelle, Lemmons Interim CFO(2)	Interim CFO April 1, 2012 to June 30, 2012	$89,326.90	100,000	0.29	November 13, 2011	Cancelled September 28, 2012
Clay Robinson	Director to September 12, 2012	-	50,000	0.29	November 13, 2011	Cancelled December 11, 2012
Douglas Allen	Director to May 9, 2012	-	50,000	0.29	November 13, 2011	Cancelled December 11, 2012

Note:

(1)	Cash compensation is shown on this table in Canadian dollars.
(2)	Michelle Lemmons includes only the compensation she received in the time period that she was the interim CFO and includes severance.

C.                  Board Practices

Our directors serve a one year term and are elected at the Annual General Meeting of shareholders. The last Annual General Meeting was held on September 12, 2012. The appointments of the incumbent directors expire at the next annual meeting of shareholders unless reappointed at such meeting.

As of September 30, 2012, we had the following committees of the Board:

Audit Committee: John Newman (Chair), Robert (Bob) Cross and Murray Rodgers.

Compensation Committee: Robert (Bob) Cross (Chair), John Newman and Peter Haverson.

Reserves Committee: Peter Haverson (Chair), John Newman, and Murray Rodgers.

Governance and Nominating Committee: John Newman (Chair), Robert (Bob) Cross and Murray Rodgers.

We are currently considering adding an additional director and in connection with the appointment of a new director or otherwise, we intend to reconstitute the committees of the Board, having regard to the mandates for each committee and the independence requirements thereof.

Audit Committee

Mandate and Terms of Reference of the Audit Committee of the Board of Directors

Role and Membership

The audit committee of the Board (the "Audit Committee") shall be a committee to the Board.

The Audit Committee shall consist of not fewer than three (3) such directors, one of whom shall be the Chairman of the Audit Committee. Subject to the requirements of applicable law, a majority of the members of the Audit Committee shall be "independent" (as such term is used in National Instrument 52-110 – Audit Committees) who are outside directors, independent of management and free of any relationship which would interfere or appear to interfere with the exercise of independent judgment as Audit Committee members. For clarity, a majority of the members of the Audit Committee may not, other than in their capacity as a member of the Audit Committee, the Board or any other committee of the Board, accept any consulting, advisory or other compensatory fee from the Corporation, and may not be an affiliated person of the Corporation or any subsidiary thereof, subject to the requirements of applicable law and the approval by a majority of the Board. Subject to the requirements of applicable law, a majority of the members shall be financially literate, as defined in National Instrument 52-110, being able to read and understand financial statements that present a level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the issuer's financial statements.

One member shall have past employment in finance, accounting or any other comparable experience or background providing financial expertise. The Audit Committee composition, including the qualifications of its members, shall comply with the applicable requirements of any stock exchange on which the Corporation may list its securities and of securities regulatory authorities, as such requirements may be amended from time to time.

The Chairman of the Audit Committee and its members shall be elected or appointed annually by the Board.

Authority

The Audit Committee has the authority to:

•	Engage independent counsel and other advisors as it determines necessary to carry out its responsibilities.
•	Set and pay the compensation for any advisors employed by the Audit Committee.
•	Communicate directly with the external and internal auditors.
•	Communicate directly with the management and staff as and when the Audit Committee deems appropriate.
•	Determine or direct the training and or professional development of Audit Committee members.
•	Conduct or authorize investigations into any matters within the scope of the Audit Committee's responsibilities, with full access to all books, records, facilities and personnel of the Corporation, its auditors and its legal advisors.

Mandate and Responsibilities

The Audit Committee will work closely and cooperatively with such officers and employees of the Corporation, its auditors and/or other appropriate advisors and with access to such information as the Audit Committee considers being necessary or advisable in order to perform its duties and responsibilities, as assigned by the Board, in the following areas:

1.	Review of Financial Statements, MD&A and Other Financial Materials
(a)	Review the annual and interim financial statements and MD&A, as applicable, prior to distribution to shareholders and make specific recommendations to the Board. As part of this process the Audit Committee should:
(b)	Review the content of the financial statements, MD&A and/or report to shareholders in the context of prevailing and proposed legislation, rules and regulations.
(c)	Review the appropriateness of any changes to the underlying accounting principles and practices.
(d)	Review the appropriateness of estimates, judgments of choice and level of conservatism of accounting principles.
(e)	Review business risks, uncertainties, commitments and contingent liabilities.
2.	Engagement of External Auditors
(a)	The Audit Committee shall recommend to the Board the appointment of the external auditor for the purpose of preparing or issuing an audit report or performing other audit, review or attest functions. The external auditors shall report directly to the Audit Committee.
(b)	The Audit Committee shall review and approve the engagement letter. As part of this review the Audit Committee reviews and recommends to the Board for their approval the auditor's fees for the annual audit and interim reviews. The Audit Committee is responsible for the oversight of the work of the Corporation's auditor for the purpose of preparing or issuing an audit report, interim review report or related work, and the auditor shall report directly to the Audit Committee.
(c)	The Audit Committee shall receive a written statement not less than annually from the external auditor describing in detail all relationships between the auditor and the Corporation that may impact the objectivity and independence of the auditor. The Audit Committee shall review annually with the Board the independence of the external auditors and either confirm to the Board that the external auditors are independent or recommend that the Board take appropriate action to satisfy itself of the external auditor's independence.
(d)	The Audit Committee will take reasonable steps to confirm the independence of the independent auditor, which shall include:
(i)	ensuring receipt from the independent auditor of the written statement referred to above; and

(ii)	considering and discussing with the independent auditor any relationships or services, including non-audit services, that may impact the objectivity and independence of the independent auditor.
(e)	The Audit Committee shall review and pre-approve all non-audit services to be provided to the Corporation by its external auditors.
(f)	Review and Discussion with External Auditors
(i)	The Audit Committee shall review with the external auditors and management the annual external audit plans which would include objectives, scope, timing, materiality level and fee estimate.
(ii)	The Audit Committee shall request and review an annual report prepared by the external auditors of any significant recommendations to improve internal control and corresponding management responses.
(g)	The Audit Committee shall make specific inquiry of the external auditors relating to:
(i)	Performance of management involved in the preparation of financial statements.
(ii)	Any restrictions on the scope of audit work.
(iii)	The level of cooperation received in the performance audit.
(iv)	The effectiveness of the work of internal audit.
(v)	Any unresolved material differences of opinion or disputes between management and the external auditors.
(vi)	Any transactions or activities which may be illegal or unethical.
(vii)	Independence of the external auditor including the nature and fees of non-audit services performed by external audit firms and its affiliates.
(viii)	The Audit Committee shall resolve disagreements between management and the external auditors regarding financial reporting.
3.	Review and Discussion with Management
(a)	The Audit Committee shall review and assess the adequacy and quality of organization and staffing for accounting and financial responsibilities.
(b)	The Audit Committee shall review with management the annual performance of the external and internal audit.
4.	Review of Other Documents

The Audit Committee shall ensure all material documents relating to the financial performance, financial position or analysis thereon are reviewed by the Audit Committee or another appropriate committee, as designated by the Board. Such documents would include, but not be limited to, interim financial statements, annual meeting materials, annual information form and other continuous disclosure documents containing such financial information. The Audit Committee may designate the responsibility for review to any two members of the Audit Committee.

5.	The Audit Committee shall review significant changes in the accounting principles to be observed in the preparation of the accounts of the Corporation or in their application, and in financial disclosure presentation.
6.	Other Responsibilities
(a)	The Board may from time to time refer to the Audit Committee such matters relating to the financial affairs of the Corporation as the Board may deem appropriate.
(b)	The Audit Committee must review and approve the Corporation's hiring policies regarding employees and former employees of the present and former auditors of the Corporation.
7.	Meetings and Administrative Matters
(a)	The Audit Committee shall meet at such times as deemed necessary by the Board or the Audit Committee.
(b)	At all meetings of the Audit Committee every resolution shall be decided by a majority of the votes cast. In case of an equality of votes, the Chairman of the meeting shall be entitled to a second or casting vote.
(c)	The Chair will preside at all meetings of the Audit Committee, unless the Chair is not present, in which case the members of the Audit Committee that are present will designate from among such members the Chair for purposes of the meeting.
(d)	A quorum for meetings of the Audit Committee will be a majority of its members, and the rules for calling, holding, conducting and adjourning meetings of the Audit Committee will be the same as those governing the Board unless otherwise determined by the Audit Committee or the Board.
(e)	Meetings of the Audit Committee should be scheduled to take place at least once per year and at such other times as the Chair of the Audit Committee may determine.
(f)	Agendas will be circulated to Audit Committee members along with background information on a timely basis prior to the Audit Committee meetings.
(g)	The Audit Committee may invite such officers, directors and employees of the Corporation as it sees fit from time to time to attend at meetings of the Audit Committee and assist in the discussion and consideration of the matters being considered by the Audit Committee.
(h)	Minutes of the Audit Committee will be recorded and maintained and circulated to directors who are not members of the Audit Committee or otherwise made available at a subsequent meeting of the Board.
(i)	The Audit Committee may retain persons having special expertise and may obtain independent professional advice to assist in fulfilling its responsibilities at the expense of the Corporation, as determined by the Audit Committee.
(j)	Any members of the Audit Committee may be removed or replaced at any time by the Board and will cease to be a member of the Audit Committee as soon as such member ceases to be a director. The Board may fill vacancies on the Audit Committee by appointment from among its members. If and whenever a vacancy exists on the Audit Committee, the remaining members may exercise all its powers so long as a quorum remains. Subject to the foregoing, following appointment as a member of the Audit Committee, each member will hold such office until the Audit Committee is reconstituted.

8.	Handling of Complaints

The Audit Committee shall maintain procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters. These procedures for the receipt, retention and treatment of complaints shall be set out in a separate "whistleblower" policy.

9.	Annual Review

The Audit Committee shall review and assess the adequacy of its mandate annually, report to the Board thereon and recommend any proposed changes to the Board for approval. The Audit Committee shall, if requested by the Chairman of the Board, perform an annual evaluation of the performance of the Audit Committee and shall report the results of the evaluation to the Chairman of Board.

Pre-Approval Policies and Procedures

Under the Audit Committee Charter and Terms of Reference of the Audit Committee, the Audit Committee is required to review and pre-approve any non-audit services to be provided to us by the external auditors and consider the impact on the independence of such auditors.

Compensation Committee

Our executive compensation program is administered by the compensation committee of our Board (the "Compensation Committee"). The Compensation Committee's mandate sets forth the following functions, duties, powers and responsibilities:

•	to review the compensation philosophy and remuneration policy for employees of the Corporation and to recommend to the Board changes to improve the Corporation's ability to recruit, retain and motivate employees;
•	to review and recommend to the Board the retainer and fees, if any, to be paid to the directors and the Chairman;
•	to review and approve corporate goals and objectives relevant to the compensation of the Chief Executive Officer ("CEO"), evaluate the CEO's performance in light of those corporate goals and objectives, and determine (or make recommendations to the board of directors of the Corporation with respect to) the CEO's compensation level based on such evaluation;
•	to recommend to the Board with respect to non CEO officer and director compensation including to review management's recommendations for proposed stock option or other incentive compensation plans and equity based plans for non CEO officer and director compensation and make recommendations in respect thereof to the Board;
•	to administer the Stock Option Plan and other incentive plans (collectively, the "Incentive Plan") approved by the Board in accordance with its terms including recommending (and if delegated authority thereunder, approve) the grant of stock options or other incentives under the Incentive Plans in accordance with the terms thereof;
•	to determine and recommend for approval of the Board bonuses to be paid to officers and employees of the Corporation and its subsidiaries, as applicable, and to establish targets or criteria for the payment of such bonuses, if appropriate; and
•	to prepare and submit a report of the Compensation Committee to the Board for approval by the Board and inclusion of annual disclosure required by applicable securities laws to be made by the Corporation including the compensation disclosure required to be included in the annual information circular of the Corporation and review other executive compensation disclosure before the Corporation publicly discloses such information.

Reserves and Risk Assessment Committee

We have a committee (the "Reserves and Risk Assessment Committee") which is responsible for various matters relating to reserves and safety matters. The mandate of the Reserves and Risk Assessment Committee sets forth the following functions, duties, powers and responsibilities:

•	reviewing the Corporation's procedures relating to the disclosure of information with respect to oil and gas activities including reviewing its procedures for complying with its disclosure requirements and restrictions set forth under applicable securities requirements;
•	reviewing the Corporation's procedures for providing information to the independent reserves evaluator;
•	meeting, as considered necessary, with management and the independent evaluator to determine whether any restrictions placed by management affect the ability of the evaluator to report without reservation on the Reserves Data (as defined in National Instrument 51 101 – Standards of Disclosure for Oil & Gas Activities) and to review the Reserves Data and the report of the independent evaluator thereon (if such report is provided);
•	reviewing the appointment of the independent evaluator and, in the case of any proposed change to such independent evaluator, providing a recommendation to the Board in the selection of the replacement evaluator, and determining the reason for any proposed change therefor and whether there have been any disputes with management;
•	providing a recommendation to the Board as to whether to approve the content or filing of the statement of the Reserves Data and other information that may be prescribed by applicable securities requirements including any reports of the independent engineer and of management in connection therewith;
•	reviewing the Corporation's procedures for reporting other information associated with oil and gas producing activities;
•	generally reviewing all matters relating to the preparation and public disclosure of estimates of the Corporation's reserves;
•	review the Corporation's fundamental policies pertaining to environment, health and safety and ascertain that policies and procedures are in place to minimize environmental, occupational health and safety and other risks to asset value and mitigate damage to or deterioration of asset value;
•	review the Corporation's performance with all applicable laws and regulations with respect to environment health and safety;
•	review the findings of any significant report by regulatory agencies, external environment, health and safety consultants or auditors concerning the Corporation's performance in environment, health and safety;
•	review any necessary corrective measures taken to address issues and risks identified by the Corporation, external auditors or by regulatory agencies;
•	review any emerging trends, issues and regulations related to environment, health and safety that are relevant to the Corporation; and
•	review the Corporation's procedures for assembling and reporting other information associated with oil and gas activities and review that information with management.

Governance and Nominating Committee

On December 10, 2012, our Board struck a committee (the "Governance and Nominating Committee") which is responsible for various matters relating to corporate governance and the nomination of new directors. The mandate of the Governance and Nominating Committee sets forth the following functions, duties, powers and responsibilities:

(a)	reviewing annually the mandates of the Board and its committees and recommend to the Board such amendments to those mandates as the Governance and Nominating Committee believes are necessary or desirable;
(b)	considering and, if thought fit, approving requests from directors or committees of directors of the engagement of special advisors from time to time;
(c)	preparing and recommending to the Board annually a statement of corporate governance practices to be included in the Corporation's annual report or information circular;
(d)	reviewing on a periodic basis the composition of the Board and ensuring that an appropriate number of independent directors sit on the Board, analyzing the needs of the Board and recommending nominees who meet such needs;
(e)	assessing, at least annually, the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors, including considering the appropriate size of the Board;
(f)	making recommendations to the Board as to which directors should be classified as "independent directors", "related" directors or "unrelated" directors pursuant to any such report or circular;
(g)	recommending suitable candidates for nominees for election or appointment as directors, and recommending the criteria governing the overall composition of the Board and governing the desirable individual characteristics for directors and in making such recommendations, the Governance and Nominating Committee should consider:
(i)	the needs of Zodiac and its stage of development the competencies and skills that the Board considers to be necessary for Zodiac and the Board, as a whole, to possess;
(ii)	the competencies and skills that the Board considers each existing director to possess;
(iii)	the competencies and skills each new nominee will bring to the boardroom; and
(iv)	whether or not each new nominee can devote sufficient time and resources to his or her duties as a member of the Board;
(h)	as required, developing, for approval by the Board, an orientation and education program for new recruits to the Board
(i)	to act as a forum for concerns of individual directors in respect of matters that are not readily or easily discussed in a full Board meeting, including the performance of management or individual members of management or the performance of the Board or individual members of the Board;

(j)	developing and recommending to the Board for approval and periodically review structures and procedures designed to ensure that the Board can function effectively and independently of management;
(k)	making recommendations to the Board regarding appointments of corporate officers and senior management;
(l)	reviewing annually the Governance and Nominating Committee's Mandate and Terms of Reference;
(m)	reviewing and considering the engagement at the expense of Zodiac of professional and other advisors by any individual director when so requested by any such director;
(n)	establishing, reviewing and updating periodically a Code of Business Conduct and Ethics (the "Code of Business Conduct") and ensure that management has established a system to monitor compliance with the Code of Business Conduct; and
(o)	reviewing management's monitoring of Zodiac's compliance with the Code of Business Conduct.

D.                  Employees

As at September 30, 2012, we employed 8 full time employees, 1 part-time employee and 3 consultants as follows:

Location	Category	Full Time Employees	Part Time Employees	Full Time Consultants	Part Time Consultants
Calgary, Canada	Administration	2	1	Nil	2
	Technical	3	Nil	Nil	Nil
Bakersfield, California	Land Administration	3	Nil	Nil	1

E.                  Share Ownership

The following table sets forth the share ownership of our directors and named executive officers, held by such persons as of January 18, 2013. Common Share ownership percentage based on 359,635,408 Common Shares outstanding as of January 18, 2013.

Name and Municipality of Residence and Age	Position to be Held	Number and Percentage of Common Shares (1)
Murray Rodgers(1)	Former President, Chief Executive Officer and Director	8,671,265 (2.4%)
Robert Cross	Director	11,951,473 (3.3%)
John Newman	Director	1,000,000 (0.3%)
Peter Haverson	Interim President, Chief Executive Officer and Director	3,000,000 (0.8%)
Louisa L. DeCarlo	Executive Vice President and Chief Operating Officer	1,305,000 (0.4%)
W. Howard Blacker	Chief Financial Officer	Nil
Jacob Hoeppner	Corporate Secretary	49,200 (Less than 0.1%)
	As a group	25,979,938 (7.2%)

Note

(1)	This amount includes 2,863,765 Common Shares held in the name of Murray Rodgers, 2,911,750 Common Shares held in the name of Katherine Rodgers, 104,500 Common Shares held in RRSP and RESP accounts controlled by Murray Rodgers and 2,791,250 Common Shares held in the name of MAKK Energy Ltd. MAKK Energy Ltd. is controlled by Murray Rodgers.

The voting rights attached to the Common Shares owned by our officers and directors do not differ from those voting rights attached to Common Shares owned by persons other than our officers or directors. Common Share ownership provided as of the date hereof on the basis of 359,635,408 Common Shares outstanding on such date.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                  Major Shareholders

As far as our records indicate, we are not directly or indirectly owned or controlled by any other company or by the Canadian Government, or any foreign government. We have no knowledge of any arrangements which at a subsequent date would result in a change of control. All of our issued Common Shares rank equally as to voting rights, dividends, and any distribution of assets on winding-up or liquidation.

As of January 18, 2013, we know of three shareholders who beneficially own more than five (5%) of our outstanding voting shares as set forth in the following table:

Title of Class	Identity of Holder	Date of NI62-103 Alternative Monthly Report	Shares Owned(1)	Warrants to Purchase Common Shares	Percent of Class(2)	Percent of Class Fully Diluted(2)
Common Shares	Wellington Management Company LLP	June 11, 2012	31,177,719	-	8.67%
Common Shares	Jennison Associates LLC	June 8, 2011	14,390,800	31,175,000	4.0%	12.67%
Common Shares	Soros Fund Management LLC	July 31, 2012	14,597,430	-
Common Shares	Cambrian Capital LP	January 2, 2013	35,047,600	-	9.75%

Parties That held more than 5% of the Common Shares in the past three years but presently hold less than 5%.

Title of Class	Identity of Holder	Date of NI62-103 Alternative Monthly Report	Shares Owned(1)	Warrants to Purchase Common Shares	Percent of Class(2)	Percent of Class Fully Diluted(2)
Common Shares	Chilton Investment Company LLC	July 31, 2012	14,597,430		4.06%

Notes:

(1)	Based on Alternative Monthly Report filed by the Holder on SEDAR in accordance with National Instrument NI 62-103.

(2)	Percentage calculated based on 359,635,408 Common Shares outstanding at January 18, 2013.

On June 6, 2011, we received a notice of exercise from Prudential Jennison Natural Resources Fund, Inc. ("Prudential Jennison") in respect of 13,500,000 Zodiac Series I Warrants and a notice of exercise from Natural Resources Portfolio – The Prudential Series Fund ("NRP") in respect of 8,000,000 Zodiac Series I Warrants. Based on public filings made by each of Prudential Jennison and NRP on June 8, 2011: (i) Prudential Jennison exercised control or direction over, as of May 31, 2011, approximately 8.43% of the outstanding Common Shares, assuming the exercise of the Series II Warrants held by Prudential Jennison but not any of our other convertible securities; and (ii) NRP exercised control or direction over, as of May 31, 2011, approximately 12.75% of the Common Shares, assuming the exercise of the Series II Warrants held by NRP but not any of our other convertible securities . Based on the same public filings, we understand that Jennison Associates LLC is the investment manager of each of Prudential Jennison and NRP, each of which may be considered to be joint actors of Jennison but that Prudential Jennison and NRP are not joint actors of each other.

B.                  Related Party Transactions

The Corporate Secretary of Zodiac is an Associate at a law firm that provides legal services to the Corporation. During the year ended September 30, 2012, the Corporation incurred approximately $135 in legal services and disbursements associated with this related party (September 30, 2011 – $116).

C.                  Interests of Experts and Counsel

Not Applicable.

ITEM 8 - FINANCIAL STATEMENTS

A.                  Consolidated Statements and Other Financial Information

This Annual Report contains our audited consolidated financial statements which comprise the consolidated balance sheets as at September 30, 2012 and September 30, 2011 and the consolidated statements of loss and deficit, consolidated statement of shareholders' equity and cash flows for the 12 month periods ended September 30, 2012 and September 30, 2011 and the nine month period ended September 30, 2010.

Dividends

We have not paid any dividends on the Common Shares and do not intend to pay dividends on the Common Shares in the foreseeable future. The future payment of dividends will be dependent upon our financial requirements to fund future growth, our financial condition and other factors our Board may consider appropriate in the circumstances.

Legal Proceedings and Regulatory Actions

To our knowledge, there are no legal proceedings material to us to which we are or were a party to or of which any of our properties are or were the subject of, during the financial year ended September 30, 2012 nor are there any such proceedings known to us to be contemplated, which would materially impact our financial position or ability to continue as a going concern.

During the twelve-month period ended September 30, 2012, there were no (i) penalties or sanctions imposed against us by a court relating to securities legislation or by a securities regulatory authority; (ii) penalties or sanctions imposed by a court or regulatory body against us that would likely be considered important to a reasonable investor in making an investment decision, or (iii) settlement agreements we entered into before a court relating to securities legislation or with a securities regulatory authority.

B.                  Significant Changes

On October 23, 2012, we announced that we had entered into the Aera Farmout Agreement. We entered into the Aera Farmout Agreement in the ordinary course of business and in connection with our continuing process to seek farmout and/or joint venture partners to develop our California acreage. See "Item 4. Information on the Corporation – A. History and Development of the Corporation – September 30, 2012 to Present – Farmout with Aera Energy LLC".

ITEM 9 - THE OFFERING AND LISTING

A.                  Offering and Listing Details

Our Common Shares began trading on the TSX Venture Exchange under the symbol "ZEX" on October 6, 2010. Prior to the closing of the Arrangement, we traded on the NEX under the symbol "PNU.H". Commencing June 4, 2010, trading of the Common Shares on the NEX was halted in connection with the Arrangement. Trading resumed on July 7, 2010. NEX is a separate board of TSX Venture Exchange. It provides a trading forum for listed companies that have fallen below TSX Venture's ongoing listing standards.

The high and low market prices expressed in Canadian dollars on the TSX Venture Exchange and the NEX for our Common Shares for the last five financial years, for the last six months, and each quarter for the last three fiscal years:

	TSX Venture Exchange (Canadian Dollars)
Last Six Months	High	Low
January 1, 2013 to January 18, 2013	0.140	0.090
December 2012	0.100	0.080
November 2012	0.105	0.080
October 2012	0.100	0.050
September 2012	0.065	0.045
August 2012	0.060	0.025
July 2012	0.030	0.025
2012-2013	High	Low
First Quarter ended December 31, 2012	0.105	0.050
2011-2012	High	Low
Fourth Quarter ended September 30, 2012	0.065	0.025
Third Quarter ended June 30, 2012	0.100	0.035
Second Quarter ended March 31, 2012	0.300	0.085
First Quarter ended December 31, 2011	0.350	0.160

2010-2011	High	Low
Fourth Quarter ended September 30, 2011	0.780	0.200
Third Quarter ended June 30, 2011	1.390	0.630
Second Quarter ended March 31, 2011	1.150	0.470
First Quarter ended December 31, 2010	0.940	0.450

2009-2010	High	Low
Fourth Quarter ended September 30, 2010	0.800	0.550
Third Quarter ended June 30, 2010	0.500	0.280
Second Quarter ended March 31, 2010	0.385	0.115
First Quarter ended December 31, 2009	0.375	0.255

Last Five Fiscal Years	High	Low
2012	0.350	0.025
2011	1.390	0.200
2010	0.800	0.115
2009	0.850	0.125
2008	0.750	0.225

B.                  Plan of Distribution

Not Applicable.

C.                  Markets

Our Common Shares are listed on the TSX Venture Exchange under the trading symbol "ZEX". We are not listed on a United States exchange but as a SEC registrant, our Common Shares may trade over the counter in the United States.

Our Common Shares began trading on the TSX Venture Exchange under the symbol "ZEX" on October 6, 2010. Prior to the closing of the Arrangement, we traded on the NEX under the symbol "PNU.H". Commencing June 4, 2010, trading of the Common Shares on the NEX was halted in connection with the Arrangement. Trading resumed on July 7, 2010. NEX is a separate board of TSX Venture Exchange. It provides a trading forum for listed companies that have fallen below TSX Venture's ongoing listing standards.

D.                  Selling Shareholders

Not Applicable.

E.                  Dilution

Not Applicable.

F.                   Expenses of the Issue

Not Applicable.

ITEM 10 - ADDITIONAL INFORMATION

A.                  Share Capital

Not Applicable.

B.                  Articles of Incorporation and Bylaws

Securities Register

Olympia maintains a securities register in which we record the Common Shares issued by us in registered form, showing with respect to the Common Shares: (1) the names, alphabetically arranged and the latest known address of each person who is or has been a security holder; (2) the number of securities held by each security holder; and (3) the date and particulars of the issue and transfer of each security.

Place of Incorporation and Purpose

We were continued under the ABCA on September 28, 2010. There are no restrictions upon our business we may carry on in our articles of incorporation ("Articles").

Directors' Powers

The power of a director to vote on a proposal, arrangement or contract in which the director is materially interested is not defined in our Articles or bylaws (the "Bylaws"). Under the ABCA, a director may not vote in respect of a material contract or material transaction in which he or she has a material interest, except where the contract or transaction is: (a) an arrangement by way of security for money lent to or obligations undertaken by the director, or by a body corporate in which the director has an interest, for the benefit of the corporation or an affiliate, (b) a contract or transaction relating primarily to the director’s remuneration as a director, officer, employee or agent of the corporation or an affiliate, (c) a contract or transaction for indemnity or insurance under section 124, or (d) a contract or transaction with an affiliate.

The power of directors to vote relating to matters of compensation to themselves is not defined in the Articles or Bylaws. Under the ABCA, the directors may vote compensation to themselves, and to our officers and employees. There is no requirement for independent quorum.

The borrowing powers exercisable by the directors and how such borrowing powers are varied are not defined in the Articles or Bylaws. Under the ABCA, the directors may, without authorization of the shareholders, (a) borrow money on our credit; (b) issue, reissue, sell or pledge debt obligations of us; (c) give a guarantee on behalf of us to secure performance of an obligation of any person; and (d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of ours, owned or subsequently acquired, to secure any obligation incurred by us. The borrowing powers may be varied by amending the Articles or Bylaws.

There is no age limit requirement in respect of retirement or non-retirement of directors. There is no requirement that directors own our shares.

Share Rights, Preferences and Restrictions

We have one class of Common Shares without special rights or restrictions. We are also authorized to issue Preferred Shares in one or more series, none of which are issued and outstanding. Each holder of Common Shares is entitled to receive notice of and attend and vote at all meetings of shareholders at one vote per Common Share. There are no cumulative voting rights. Each holder of Common Shares is entitled to receive any dividends declared by us on the Common Shares, subject to the rights and privileges attached to any Preferred Shares. Under the Bylaws, any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to us. Each holder of Common Shares is entitled to receive our remaining property upon dissolution in equal rank with the holders of all other Common Shares.

Preferred Shares are issuable by us from time to time in one or more series. Each Preferred Share entitles its holder to each of the designations, rights, privileges, restrictions and conditions as the Board determines. The holders of Preferred Shares are entitled to preference over the Common Shares with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding up of us. If any cumulative dividends or amounts payable on the return of capital in respect of a series of Preferred Shares are not paid in full, all series of Preferred Shares shall participate rateably in respect of accumulated dividends and return of capital.

Shareholders' Rights and Meetings

The required actions necessary to change the rights of holders of the shares are not defined in the Articles or Bylaws. Under the ABCA, to change the rights of the holders of a particular class of shares requires a resolution passed by a majority of not less than 2/3 of the votes cast by the shareholders who voted in respect of that resolution or signed by all shareholders entitled to vote on that resolution.

The ABCA also contains dissent rights for shareholders in certain circumstances where shareholder approval is required.

Under the ABCA, (1) we must hold an annual meeting of shareholders not later than 15 months after holding the last preceding annual meeting; (2) the directors may at any time call a special meeting of shareholders; and (3) the holders of not less than 5% of our issued shares that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition.

The ABCA requires that notice of the time and place of a meeting of shareholders shall be sent not less than 21 days and not more than 50 days before the meeting, (1) to each shareholder on record that is entitled to vote at the meeting; (2) to each director; and (3) to our auditors.

We also comply with certain continuous disclosure obligations of a reporting issuer in Canada respecting shareholder meetings.

Limitations on the Right to Own Securities

There are no limitations on the rights to own securities.

Limitations on Restructuring

There is no provision in our Articles or Bylaws that would have the effect of placing any limitations on any corporate restructuring in addition to what would otherwise be required by applicable law.

Disclosure of Share Ownership

There are no provisions in our Bylaws governing the ownership threshold above which shareholder ownership must be disclosed.

C.                  Material Contracts

We enter into various contracts in the normal course of business. However, there are no material contracts outside of the normal course of business to report here.

D.                  Exchange Controls

Canada

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital or affects the remittance of dividends, interest or other payments to a non resident holder of Common Shares other than withholding tax requirements. Any such remittances to United States residents are subject to withholding tax. See "Taxation."

There is no limitation imposed by the laws of Canada or by our charter or other constituent documents on the right of a non resident to hold or vote on our Common Shares, other than as provided in the Investment Canada Act. The following discussion summarizes the principal features of the Investment Canada Act for a non resident who proposes to acquire Common Shares.

The Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Canada Act (a "non Canadian"), unless after review, the Director of Investments appointed by the minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the Common Shares by a non Canadian other than a "WTO Investor" (as that term is defined by the Investment Canada Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when we are not controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of us and the value of our assets , as determined in accordance with the regulations promulgated under the Investment Canada Act, was $5,000,000 or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of our assets. An investment in the Common Shares by a WTO Investor, or by a non Canadian when we are controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of us and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Canada Act was not less than a specified amount, which in 2012 was any amount in excess of

$330 million. A non Canadian would acquire control of us for the purposes of the Investment Canada Act if the non Canadian acquired a majority of our Common Shares. The acquisition of one third or more, but less than a majority of the Common Shares would be presumed to be an acquisition of control unless it could be established that, on the acquisition, we were not controlled in fact by the acquirer through the ownership of the Common Shares.

Certain transactions relating to the Common Shares would be exempt from the Investment Canada Act, including: (a) an acquisition of the Common Shares by a person in the ordinary course of that person's business as a trader or dealer in securities; (b) an acquisition of control in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act; and (c) an acquisition of control by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact through the ownership of the Common Shares, remained unchanged.

E.                  Taxation

Canadian Federal Income Tax Consequences

The following summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of Common Shares by a holder (a "U.S. Holder") who, (a) for the purposes of the Income Tax Act (Canada) and regulations thereunder (together, the "Canadian Tax Act"), (i) is not, and is not deemed to be, resident in Canada, (ii) deals at arm's length with Zodiac, (iii) holds the Common Shares as capital property, (iv) does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and, (v) is not an insurer who carries on an insurance business in Canada and elsewhere; and who (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the "Treaty"), (i) is a resident solely of the United States, (ii) has never been a resident of Canada, (iii) has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada, and (iv) is entitled to full benefits under the Treaty. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions, or any other U.S. Holder to which special considerations apply.

This summary is based upon the provisions of the Canadian Tax Act in force as of the date hereof and the current published administrative and assessing practices of the Canada Revenue Agency ("CRA"). Except for specifically proposed amendments to the Canadian Tax Act that have been publicly announced by the Canadian federal Minister of Finance prior to the date hereof, this summary does not take into account or anticipate changes in the income tax law, whether by legislative, governmental or judicial action, nor any changes in the administrative or assessing practices of the CRA. This summary is not exhaustive of all Canadian federal income tax considerations nor does it take into account any provincial, territorial or foreign (including United States) tax considerations arising from the acquisition, ownership or disposition of the Common Shares.

This summary assumes that at the time of disposition and at all times in the 60 months prior to disposition, the U.S. Holder, persons with whom the U.S. Holder does not deal at arm's length within the meaning of the Canadian Tax Act, and the U.S. Holder together with such persons, owned less than 25% of the issued shares of any class or series of Zodiac's shares.

This summary is not exhaustive of all possible Canadian income tax considerations applicable to an investment in Common Shares. Moreover the income and other tax consequences of acquiring, holding or disposing of Common Shares may vary depending on the holder's particular circumstances. Accordingly, this summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any prospective holder of Common Shares. Holders of Common Shares should consult their own tax advisors with respect to their particular circumstances.

Dividends

Every U.S. Holder is liable to pay a Canadian withholding tax on every dividend that is or is deemed to be paid or credited to the U.S. Holder on the U.S. Holder's Common Shares. The statutory rate of withholding tax is 25% of the gross amount of the dividend paid. The Treaty reduces the statutory rate with respect to dividends paid to a U.S. Holder for the purposes of the Treaty.

Where applicable, the general rate of withholding tax under the Treaty is 15% of the gross amount of the dividend, but if the U.S. Holder is a company that owns at least 10% of the voting stock of Zodiac and beneficially owns the dividend, the rate of withholding tax is 5% for dividends paid or credited after 1996 to such corporate U.S. Holder. Zodiac is required to withhold the applicable tax from the dividend payable to the U.S. Holder, and to remit the tax to the Receiver General of Canada for the account of the U.S. Holder.

Disposition

A U.S. Holder will not be subject to Canadian federal income tax on any gain realized on a disposition or deemed disposition of a Common Share.

Certain United States Federal Income Tax Consequences

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares acquired pursuant to this Form 20-F.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Common Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Code, Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Common Shares acquired pursuant to this offering that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;
•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;
•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•	a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of Common Shares that is not a U.S. Holder or a partnership. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of Common Shares. Accordingly, a non-U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of our outstanding shares. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Canadian Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute "taxable Canadian property" under the Canadian Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or other "pass-through" entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such entity or owner. Partners (or other owners) of entities or arrangements that are classified as partnerships or as "pass-through" entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.

Passive Foreign Investment Company Rules

PFIC Status of the Corporation

If we were to constitute a "passive foreign investment company" under the meaning of Section 1297 of the Code (a "PFIC", as defined below) for any year during a U.S. Holder's holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. We have not made a determination regarding our classification under the PFIC rules for the tax year ended on September 30, 2012. Each U.S. Holder should consult its own tax advisors regarding our PFIC status and any of our subsidiaries.

In any year in which we are classified as a PFIC, a U.S. Holder may be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

We generally will be a PFIC if, for a tax year, (a) 75% or more of our gross income is passive income (the "income test") or (b) 50% or more of the value of our assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the "asset test"). "Gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation's commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

For purposes of the PFIC income test and asset test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if we (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, "passive income" does not include certain interest, dividends, rents, or royalties that are received or accrued by us from certain "related persons" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if we are a PFIC, U.S. Holders will generally be deemed to own their proportionate share of our direct or indirect equity interest in any company that is also a PFIC (a ''Subsidiary PFIC''), and will be subject to U.S. federal income tax on their proportionate share of (a) any "excess distributions," as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by us or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Common Shares. Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of Common Shares are made.

Default PFIC Rules Under Section 1291 of the Code

If we are a PFIC for any tax year during which a U.S. Holder owns Common Shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether and when such U.S. Holder makes an election to treat us and each Subsidiary PFIC, if any, as a "qualified electing fund" or "QEF" under Section 1295 of the Code (a "QEF Election") or makes a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election"). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder."

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any "excess distribution" received on the Common Shares. A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder's holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any "excess distribution" received on Common Shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder's holding period for the respective Common Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as "personal interest," which is not deductible.

If we are a PFIC for any tax year during which a Non-Electing U.S. Holder holds Common Shares, we will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether we cease to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such Common Shares were sold on the last day of the last tax year for which we were a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which the holding period of its Common Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Common Shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of (a) the net capital gain of us, which will be taxed as long-term capital gain to such U.S. Holder, and (b) our ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, "net capital gain" is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and "ordinary earnings" are the excess of (a) "earnings and profits" over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which we are a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by us. However, for any tax year in which we are a PFIC and have no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as "personal interest," which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to us generally (a) may receive a tax-free distribution from us to the extent that such distribution represent our "earnings and profits" that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder's tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as "timely" if such QEF Election is made for the first year in the U.S. Holder's holding period for the Common Shares in which we are a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder's holding period for the Common Shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a "purging" election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold for their fair market value on the day the QEF Election is effective.

If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, we cease to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which we are not a PFIC. Accordingly, if we become a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which we qualify as a PFIC.

U.S. Holders should be aware that there can be no assurances that we will satisfy the record keeping requirements that apply to a QEF, or that we will supply U.S. Holders with information that such U.S. Holders are required to report under the QEF rules, in the event that we are a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Common Shares. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if we cannot provide the required information with regard to ourselves or any of our Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock. The Common Shares generally will be "marketable stock" if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be "regularly traded" for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Common Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Common Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder's holding period for the Common Shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares, as of the close of such tax year over (b) such U.S. Holder's adjusted tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder's adjusted tax basis in the Common Shares, over (b) the fair market value of such Common Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder's tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares cease to be "marketable stock" or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Common Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares are transferred.

Certain additional adverse rules may apply with respect to a U.S. Holder if we are a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Ownership and Disposition of Common Shares

The following discussion is subject to the rules described above under the heading "Passive Foreign Investment Company Rules."

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current or accumulated "earnings and profits", as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if we are a PFIC. To the extent that a distribution exceeds our current and accumulated "earnings and profits", such distribution will be treated first as a tax-free return of capital to the extent of a U.S.

Holder's tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares. (See "Sale or Other Taxable Disposition of Common Shares" below). However, we may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by us with respect to our Common Shares will constitute ordinary dividend income. Dividends received on Common Shares generally will not be eligible for the "dividends received deduction." Subject to applicable limitations, dividends paid by us to non-corporate U.S. Holders, including individuals, generally would be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain conditions are satisfied, including that we are not classified as a PFIC in the tax year of distribution or in the preceding tax year. In addition, we do not anticipate that distributions will constitute qualified dividend income eligible for the preferential tax rates applicable to long-term capital gains. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of Common Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder's tax basis in such Common Shares sold or otherwise disposed of. A U.S. Holder's tax basis in Common Shares generally will be such holder's U.S. dollar cost for such Common Shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Common Shares have been held for more than one year.

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Additional Tax on Passive Income

Certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on "net investment income" including, among other things, dividends and net gain from dispositions of property (other than property held in a trade or business). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Common Shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Common Shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns under these rules, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, at the current rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

F.                   Dividends and Paying Agents

Not Applicable.

G.                  Statement by Experts

Not Applicable.

H.                  Documents on Display

Any statement in this Annual Report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this Annual Report, the contract or document is deemed to modify the description contained in this Annual Report. Readers must review the exhibits themselves for a complete description of the contract or document.

Readers may review a copy of our filings with the SEC, including exhibits and schedules filed with it, at the SEC's public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. Readers may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a Web site (http://www.sec.gov) that contains reports, submissions and other information regarding registrants that file electronically with the SEC. We have only recently become subject to the requirement to file electronically through the EDGAR system most of its securities documents, including registration statements under the Securities Act of 1933, as amended and registration statements, reports and other documents under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

We also file certain reports with the Canadian Securities Administrators that you may obtain through access of the SEDAR website, www.sedar.com.

Readers may read and copy any reports, statements or other information that we file with the SEC at the address indicated above and may also access them electronically at the Web site set forth above. These SEC filings are also available to the public from commercial document retrieval services.

We are required to file reports and other information with the SEC under the Exchange Act. Reports and other information filed by us with the SEC may be inspected and copied at the SEC's public reference facilities described above. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in section 16 of the Exchange Act. Under the Exchange Act, as a foreign private issuer, we are not required to publish financial statements as frequently or as promptly as United States companies.

Copies of our material contracts are kept at our principal executive office.

I.                    Subsidiary Information

Not Applicable.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk, primarily related to foreign exchange. We use the Canadian dollar as our reporting currency, but we convert Canadian dollars to U.S. dollars and vice versa. We are therefore exposed to foreign exchange movements in U.S. dollars.

The following table sets forth the percentage of our cash balances at September 30, 2012 (converted to Canadian dollars).

By Currency

September 30, 2012
Canadian Dollar	$15,211
U.S. Dollar	$5,170
Total as per Consolidated Financial Statements (Canadian 000s):	$20,381

We have not entered into any foreign exchange contracts. Based on prior years, we do not believe that it is subject to material foreign exchange fluctuations. However, no assurance can be given that this will continue to be true in the future.

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

ITEM 13 - DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

None.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 - CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost benefit relationship of possible controls and procedures. We have evaluated, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of our disclosure controls and procedures as of the end year covered by this report. Based upon the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as at September 30, 2012.

Management's Annual Report on Internal Control Over Financial Reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements. Because of its inherent limitations, our internal control over financial reporting may not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

To evaluate the effectiveness of our internal control over financial reporting, Management has used the Internal Control - Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management, including the CEO and CFO, have assessed the effectiveness of our internal control over financial reporting and concluded that such internal control over financial reporting is effective as of September 30, 2012.

Attestation Report of Independent Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which permits us to provide only management's report in this Annual Report; the Dodd-Frank Act permits a "non-accelerated filer" to provide only management's report on internal control over financial reporting in an Annual Report and omit an attestation report of the issuer's registered public accounting firm regarding management's report on internal control over financial reporting and (ii) as we qualify as an "emerging growth company" under section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and are therefore exempt from the attestation requirement.

Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that Mr. John Newman C.A., chair of the audit committee, qualified as an Audit Committee financial expert. Mr. Newman is an "independent director", as defined under NI 52-110 and as defined pursuant to Section 803 of the NYSE MKT Company Guide (as such definition may be modified or supplemented). The SEC has indicated that the designation of an audit committee financial expert does not make that person an "expert" for any purpose, impose any duties, obligations, or liability on that person that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation, or affect the duties, obligations, or liabilities of any other member of the audit committee.

ITEM 16B - CODE OF ETHICS

We have a Code of Ethics and Business Conduct that applies to our directors, officers, employees and consultants. A copy of our Code of Ethics and Business Conduct and Code of Ethical Conduct for Financial Managers can be found on our website at http://www.zodiacexploration.ca/about-us/corporate-information.html ..

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the audit service fees billed by our prior external auditors, STS Partners LLP, and its current external auditors, PricewaterhouseCoopers LLP, for the periods indicated:

Type of Fees and Fiscal Year Ended	Aggregate Fees Billed	Description of Services
Audit Fees(1)
Fiscal Year Ended September 30, 2012	$70,000	Year-end audit (US GAAP), quarterly reviews, and reviews of management's discussion and analysis
Fiscal Year Ended September 30, 2011	$98,700	Year-end audit (Canadian GAAP and US GAAP), quarterly reviews, and reviews of management's discussion and analysis
Tax Fees(2)
Fiscal Year Ended September 30, 2012	Nil	N/A

74
Type of Fees and Fiscal Year Ended	Aggregate Fees Billed	Description of Services
Fiscal year ended September 30, 2011	Nil	N/A
Audit-Related Fees(3)
Fiscal Year Ended September 30, 2012	Nil	N/A
Fiscal year ended September 30, 2011	Nil	N/A
All Other Fees(4)
Fiscal Year Ended September 30, 2012	Nil	N/A
Fiscal year ended September 30, 2011	Nil	N/A

Notes:

(1)	"Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Corporation's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)	No "Tax Fees" were paid by Zodiac for any of the periods listed above to either of PricewaterhouseCoopers LLP or STS Partners LLP. "Tax Fees" include fees for professional services rendered by the auditor for tax compliance, tax advice and tax planning.

(3)	No "Audit-Related Fees" were paid by Zodiac for any of the periods listed above to either of PricewaterhouseCoopers LLP or STS Partners LLP "Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(4)	"All Other Fees" include all other non-audit services.

ITEM 16D - EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E - PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F - CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G - CORPORATE GOVERNANCE

Not Applicable.

ITEM 16H - MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 17 - FINANCIAL STATEMENTS

Not Applicable.

ITEM 18 - FINANCIAL STATEMENTS

The consolidated financial statements are prepared in accordance with US generally accepted accounting principles and are expressed in Canadian dollars. The consolidated Financial Statements of the Corporation for the year ending September 30, 2012 are attached as Exhibit 18.1 hereto.

ITEM 19 - EXHIBITS

Exhibit No.	Name
1.1	Certificate of Incorporation
1.2	Bylaws
2.1	Stock Option Plan
2.2	Form of Stock Option Agreement
2.3	Form of Zodiac Performance Warrant
2.4	Form of Zodiac Series II Warrant
12.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
18.1	Consolidated Financial Statements Year Ended September 30, 2012
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date January 25, 2013

ZODIAC EXPLORATION INC.
By:	"Peter Haverson"
Peter Haverson Interim President and Chief Executive Officer (Principal Executive Officer)

Exhibit 12.1

CERTIFICATIONS

I, Peter Haverson, certify that:

1.	I have reviewed this annual report on Form 20-F of Zodiac Exploration Inc. (the "Company");
2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;
4.	The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:
(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
(c)	Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d)	Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and
5.	The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):
(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and
(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date: January 25, 2013

"Peter Haverson"
Peter Haverson Interim President and Chief Executive Officer (Principal Executive Officer)

Exhibit 12.2

CERTIFICATION

I, W. Howard Blacker, certify that:

1.	I have reviewed this annual report on Form 20-F of Zodiac Exploration Inc. (the "Company");
2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;
4.	The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:
(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
(c)	Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d)	Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and
5.	The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):
(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and
(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date: January 25, 2013

"W. Howard Blacker"
W. Howard Blacker, Chief Financial Officer (Principal Financial Officer)

Exhibit 13.1

CERTIFICATION

PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

(SUBSECTIONS (a) AND (b) OF SECTION 1350, CHAPTER 63 OF

TITLE 18, UNITED STATES CODE)

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, each of the undersigned officers of Zodiac Exploration Inc. (the "Company"), does hereby certify with respect to the Annual Report of the Company on Form 20-F for the year ended August 31, 2012 as filed with the Securities and Exchange Commission (the "Form 20-F") that, to the best of their knowledge:

(1)	the Form 20-F fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2)	the information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: January 25, 2013

"Peter Haverson"
Peter Haverson Interim President and Chief Executive Officer (Principal Executive Officer)

"W. Howard Blacker"
W. Howard Blacker, Chief Financial Officer (Principal Financial Officer)