Form 20-F
period 2013-09-30
Zodiac Exploration Corp.
filed 2014-04-11
CIK 1501010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2013

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________________ to ___________________________

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number 001-35201

ZODIAC EXPLORATION INC.
(Exact Name of Registrant as Specified in Its Charter)

ALBERTA, CANADA
(Jurisdiction of Incorporation or Organization)

1800, 505 – 3rd Street SW
Calgary, Alberta
T2P 3E6
(Address of Principal Executive Offices)

John Newman
Chief Financial Officer
Zodiac Exploration Inc.
1800, 5050 – 3rd Street SW
Calgary, Alberta
T2P 3E6
Telephone: 403-444-7850
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
[   ] Yes      [X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.\
[X] Yes      [   ] No

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]

International Financial Reporting Standards as issued by the International Accounting StandardsBoard [   ]

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

  future crude oil, natural gas or natural gas liquids prices;

  future sources of funding for our capital program;

  government or other regulatory consent for exploration, development or acquisition activities;

  future capital expenditures and their allocation to exploration and development activities;

  future asset acquisitions or dispositions;

  future debt levels;

  possible commerciality;

  development plans or capacity expansions;

  future sources of liquidity, cash flows and their uses;

  future drilling of new wells;

  ultimate recoverability of current and long-term assets;

  ultimate recoverability of reserves or resources;

  expected operating costs;

  future foreign currency exchange rates;

  future market interest rates;

  future expenditures and future allowances relating to environmental matters;

  dates by which certain areas will be developed; and

  changes in any of the foregoing.

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

With respect to forward-looking statements and information contained in this Annual Report, we have made assumptions regarding: the success of exploration and development activities, the impact of increasing competition; that the economic and political environment in which we operate will remain stable; that we will be able to obtain qualified staff, that equipment and services will be available in a timely and cost efficient manner; positive drilling results; that the operator of the projects in which we have an interest will operate the field in a safe, efficient and effective manner; that we will be able to obtain financing on acceptable terms when necessary; the ability to prove up, acquire and expand oil and natural gas reserves through acquisition, development or exploration; the timing and costs of pipeline, storage and facility construction and expansion; our ability to secure adequate product transportation; future oil and natural gas prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which we operate; and that the we will be able to successfully market our oil and natural gas products upon commencement of production.

Readers are cautioned that the foregoing lists of risks and assumptions are not exhaustive. Additional information on these and other factors that could affect our operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the System for Electronic Document Analysis and Retrieval ("SEDAR") accessible at www.sedar.com. Although the forward-looking statements contained herein are based upon what management believes to be reasonable assumptions, management cannot assure that actual results will be consistent with these forward-looking statements. Investors should not place undue reliance on forward-looking statements or information. Forward-looking statements and information contained in this Annual Report are made as of the date of this Annual Report and we disclaim any intent or obligation to update publicly any forward-looking statements or information, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

Analogous Information

Certain noted geological, production and other information in respect of oil and gas activities provided in this Annual Report may constitute "analogous information", such as certain geological data and test results from wells described under "Item 4 – Information on the Corporation". The date and source of such information has been provided in proximity to any analogous information contained in this Annual Report. We believe the information is relevant as it helps to define the reservoir characteristics in which we may have an interest. We are unable to confirm that the analogous information was prepared by a qualified reserves evaluator or auditor or in accordance with the COGEH and therefore, the reader is cautioned that the data relied upon by us may be in error and/or may not be analogous to our land holdings.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING OIL AND GAS PRODUCTION, RESERVES AND RESOURCES

As an Alberta corporation, we are subject to certain rules and regulations issued by Canadian Securities Administrators. We file our annual information form (the "AIF") with the Alberta Securities Commissions via SEDAR. Under the filing requirements for an AIF, we are required to provide detailed information regarding our operations and oil and gas reserve estimates, if any. Further, we may describe our properties utilizing terminology such as "attributed reserves" that are permitted by Canadian securities regulations, but are not recognized by the SEC. Additionally, the SEC prohibits disclosure of oil and gas resources, whereas Canadian issuers may voluntarily disclose oil and gas resources. "Resources" (unless otherwise defined or reported under a separate sub-category of resources) generally refers to a quantity of petroleum that is estimated to exist originally in naturally occurring accumulations and includes the quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations, prior to production, plus those estimated quantities in accumulations yet to be discovered. Resources are different than, and should not be construed as, reserves.

Our management and directors are required to prepare information with respect to our oil and gas activities in accordance with applicable securities regulatory requirements in Canada under Canadian National Instrument 51 101 – Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). This information would include reserves data, which are estimates of proved reserves and probable reserves and related future net revenue. However, as at December 3, 2013 we determined that none of our properties contained "proven" or "probable" oil and gas reserves.

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

(b)

NI 51-101 requires the disclosure of the net present value of future net revenue attributable to all of the disclosed reserves categories, estimated using forecast prices and costs, before and after deducting future income tax expenses, calculated without discount and using discount rates of 5%, 10%, 15% and 20%, whereas the SEC rules require disclosure of the present value of future net cash flows attributable to proved reserves only, estimated using a constant price (the historical 12- month average price) and a 10% discount rate;

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

ABBREVIATIONS

Oil and Natural Gas Liquids		Natural Gas

bbl	barrel	bcf	billion cubic feet
bbls	barrels	GJ	gigajoule
bbls/d	barrels of oil per day	GJ/d	gigajoules per day
bopd	barrels of production per day	kpa	kilopascals
e3m3	thousand cubic metres	Mcf	thousand cubic feet
e3m3/d	thousands cubic metres per day	Mcf/d	thousand cubic feet per day
Mbbls	thousand barrels	MMcf	million cubic feet
MMbbls	million barrels	MMcf/d	million cubic feet per day
mstb	thousand stock tank barrels of oil	MMbtu	million British Thermal Units
NGLs	natural gas liquids (consisting of any one or more of	m3	cubic metres
	propane, butane and condensate)	psi	pounds per square inch

Other

API	an indication of the specific gravity of crude oil measured on the API gravity scale. Liquid petroleum with a specified gravity of 28° API or higher is generally referred to as light crude oil.
Bcfge	billion cubic feet of gas equivalent.
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

"COGEH" means the Canadian Oil and Gas Evaluation Handbook prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum;

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

“Hawk Prospect” means the lands situated in Kings County, California subject to the Farmout and Option Agreement Jaguar and Hawk Prospects Agreement.

“Farmout and Option Agreement Jaguar and Hawk Prospects Agreement” means the Farmout and Option Agreement among Zodiac and Bayswater Exploration & Production, LLC dated May 27, 2009.

"Insider Escrow Agreement" means the escrow agreement dated September 28, 2010 among Zodiac, and certain insiders of the Corporation;

"Jackfish" means Jackfish Exploration Inc., a corporation incorporated under the BCBCA;

"Jackfish Farmout Agreement" means the farm-out agreement under which Muskwa assumed the entire right, title and interest of Jackfish thereunder, originally entered into between DeCa Resources Inc. and Jackfish;

"Jackfish Farmout Lands" means the lands situated in southern Montana subject to the Jackfish Farmout Agreement;

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

"Muskwa" means Muskwa Resources Ltd., a corporation incorporated pursuant to the ABCA;

"Muskwa Acquisition" means the acquisition of Muskwa by Zodiac through Zodiac Corp. pursuant to the Muskwa Amalgamation Agreement;

"Muskwa Amalgamation Agreement" means the amalgamation agreement dated October 8, 2013 among Zodiac, Muskwa and Zodiac Corp.;

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

"Zodiac Corp." means Zodiac Exploration Corp., a corporation amalgamated under the ABCA and being the corporation resulting from the amalgamation of Zodiac PrivateCo and AcquisitionCo on September 28, 2010; and (ii) the amalgamation of Zodiac Private Co. and Muskwa on December 5, 2013;

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

At September 30, 2013, we have not yet achieved profitable operations, have accumulated a deficit of $50,523 (September 30, 2012 $46,012) since our inception, and expect to incur further losses in the development of our business, which is typical of an oil and gas exploration company in the early stages of development. As at September 30, 2013, we have a cash balance of $13,923 (September 30, 2012 $20,381) generated primarily from financings completed in the fiscal years ended September 30, 2011 and 2010.

We changed our fiscal year from December 31 to September 30, effective September 30, 2010. As a result, the figures in the consolidated statement of loss and deficit, and consolidated statement of cash flows are for the twelve months ended September 30, 2012 and 2011, and for the nine months ended September 30, 2010. The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States ("US GAAP"), are expressed in Canadian dollars and reflect the significant accounting policies as stated in the our audited financial statements for the year ended September 30, 2013.

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

The following is a summary of certain selected financial information for our five most recently completed fiscal years (in Canadian dollars, except number of shares):

					Zodiac Exploration
	Zodiac Exploration Inc.(1)				Corp.

	12 months	12 months	12 months	9 months
(Expressed in Canadian $000's	ended	ended	ended	ended
expect per share amounts and	September	September	September	December	12 months ended
number of shares)	30, 2013	30, 2012	30, 2011	31, 2010	December 31, 2009
	$	$	$	$	$
Operations:
Revenues	169	194	215	42	21
Net loss	-4,511	-27,631	-13,761	-2,591	-1,767
Basic and diluted loss per share	0.01	-0.08	-0.04	-0.02	-0.02
Balance sheet:
Total Assets	71,726	76,180	109,198	80,108	17,202
Net Assets	70,303	74,577	101,823	77,769	16,362
Share Capital	114,541	114,541	114,424	74,742	12,912
Number of Shares	359,635,408	359,635,408	359,248,741	317,583,611	83,302,515
Deficit	50,5231	46,012	18,381	4,620	2,029

Note:

(1)	The financial year end of Zodiac was changed to September 30 in connection with the completion of the Plan of Arrangement.

EXCHANGE RATES

Since June 1, 1970, the Government of Canada adopted a floating exchange rate to determine the value of the Canadian dollar as compared to the U.S. dollar. On March 24, 2014, the exchange rate in effect for Canadian dollars exchanged for US dollars, expressed in terms of Canadian dollars was $1.1195. This exchange rate is based on the noon buying rates of the Bank of Canada, as obtained from the website www.bankofcanada.ca.

For the past five fiscal years ended September 30, 2013, and for the six month period between August 31, 2013 and March 24, 2014, the following exchange rates were in effect for Canadian dollars exchanged for US dollars, calculated in the same manner as above:

Period	Average (Close)
Year ended December 31, 2009	$0.8757
Year ended September 30, 2010(1)	$0.9656
Year ended September 30, 2011	$1.0134
Year ended September 30, 2012	$0.9927
Year ended September 30, 2013	$1.0303

Period	Low	High
Month ended August 31, 2013	$0.9916	$1.0116
Month ended September 30, 2013	$1.0082	$1.0289
Month ended October 31, 2013	$0.9986	$1.0207
Month ended November 30, 2013	$0.9943	$1.0061
Month ended December 31, 2013	$1.0028	$1.0146
January 1, 2013 , 2014	$1.0053	$1.0157
February 28, 2014	$1.0939	$1.1196
March 1, 2014 to March 24, 2014	$1.1279	$1.0955

Notes:

(1)	This number represents the average exchange rate for the 9 months ended September 30, 2010 as a result of the Corporation's change in fiscal year to September 30 effective as at September 30, 2010.

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

Reserves, contingent resources and prospective resources involve different risks associated with achieving commerciality. To be classified as reserves, estimated recoverable quantities must be associated with a project that has demonstrated commercial viability. In estimating reserves, the chance of commerciality is effectively 100%. In the case of contingent resources, the chance of commerciality is equal to the chance that an accumulation will be commercially developed. For prospective resources, the chance of commerciality will be the product of the chance that a project will result in the discovery of petroleum and the chance that an accumulation will be commercially developed. There is no guarantee that the contingent and prospective resources attributed by Zodiac and/or its independent engineers its: (i) petroleum and natural gas holdings and exploration prospects in the San Joaquin Basin, California, including the Jaguar Prospect; and (ii) assets located in central Alberta acquired pursuant to the Muskwa Acquisition; (iii) any acreage earned by Zodiac pursuant to the Jackfish Farmout Agreement; and (iv) any other lands or assets acquired by Zodiac, from time to time, will become commercially viable.

ADDITION OF RESERVES AND RESOURCES

Zodiac currently has no reserves. Zodiac's future crude oil and natural gas reserves, production, and cash flows to be derived from any future reserves realized by Zodiac are highly dependent on Zodiac successfully discovering and developing or acquiring new reserves and resources. The addition of new reserves and resources will depend not only on Zodiac's ability to explore and develop the (i) petroleum and natural gas holdings and exploration prospects in the San Joaquin Basin, California, including the Jaguar Prospect; and (ii) assets located in central Alberta acquired pursuant to the Muskwa Acquisition; (iii) any acreage earned by Zodiac pursuant to the Jackfish Farmout Agreement; and (iv) any other lands or assets acquired by Zodiac from time to time, but also, in the case of reserves, on its ability to select and acquire suitable producing properties or prospects. There can be no assurance that Zodiac's exploration, development or acquisition efforts will result in the discovery and development of commercial accumulations of oil and natural gas.

EXPLORATION RISKS

The exploration of the petroleum and natural gas holdings and exploration prospects in California, Montana and Alberta involves a high degree of risk that no production will be obtained or that the production obtained will be insufficient to recover drilling and completion costs. The costs of seismic operations and drilling, completing and operating wells are uncertain to a degree. Cost overruns can adversely affect the economics of Zodiac's exploration programs and projects. In addition, Zodiac's seismic operations and drilling plans may be curtailed, delayed or cancelled as a result of numerous factors, including, among others, equipment failures, weather or adverse climate conditions, shortages or delays in obtaining qualified personnel, shortages or delays in the delivery of or access to equipment, necessary governmental, regulatory or other third party approvals and compliance with regulatory requirements.

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

UNCERTAINTY OF COST ESTIMATES

Due to the nature of Zodiac's business and the early stage of development of Zodiac's oil and gas business, Zodiac is unable to estimate costs, including infrastructure improvement costs, transportation costs, seismic and drilling costs and production costs for its exploration and development plans, with complete accuracy. The inability of Zodiac to estimate these costs could affect the commerciality of the resources and reserves discovered in the petroleum and natural gas holdings and exploration prospects in California, Montana and Alberta, or any other lands or assets acquired by Zodiac from time to time, the economic viability of Zodiac's product and the ability of Zodiac to transport its product to market.

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

Any future profitability from Zodiac's business will depend upon the successful development of the petroleum and natural gas holdings and exploration prospects in California, Montana and Alberta or any other lands or assets acquired by Zodiac from time to time. There can be no assurance that Zodiac can achieve profitability in the future. Revenues, other than interest on unused funds, may not occur for some time, if at all. The timing and extent of any revenues is variable and uncertain and, accordingly, Zodiac is unable to predict when, if at all, profitability will be achieved.

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

CRUDE OIL AND NATURAL GAS DEVELOPMENT

No reserves have been assigned in connection with Zodiac's oil and gas properties. The future value of Zodiac is therefore dependent on the success of Zodiac's activities which are directed toward the exploration and development of properties Zodiac may have. Zodiac has a plan to explore and develop the petroleum and natural gas holdings and exploration prospects in California, Montana and Alberta which it may not be able to carry out. Zodiac's plans are contingent on the success of its work program. There is no certainty of the success of Zodiac's exploration and development plan or that Zodiac will be able to carry out its plan as contemplated or even to complete its plan. Additionally, Zodiac's current exploration and development plan could change depending on the results of its exploration and development work program.

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

KEY PERSONNEL

Zodiac's success depends in large part on the ability of its board of directors and executive management team to deal effectively with complex risks and relationships and execute Zodiac's business development plan. The members of the management team contribute to Zodiac's ability to obtain, generate and manage opportunities. Zodiac's prospects also depend upon the continued service of its senior technical employees and consultants and its ability to hire service providers to assist it in implementing its exploration and development plans. There may be a limited number of service providers who provide transportation, including seismic services and drilling and other oilfield services to the oil and gas industries and a high demand for the services offered by these service providers. Zodiac may further experience delays or interruptions in its exploration and development plans due to its inability to engage service providers to provide the transportation, seismic and drilling services it requires to carry out its work programs. There is also no guarantee that Zodiac will be able to retain its service providers. Additionally, their relationships with governmental agencies can be critical factors in Zodiac's success. There can be no assurance that Zodiac's present key personnel and directors will remain with Zodiac or that Zodiac will be able to retain its service providers. The departure of any such key person, director or service provider may materially affect Zodiac's business, financial condition, results of operations, and the value of the Common Shares. A shortage of skilled labour may make it difficult for Zodiac to maintain labour productivity, and competitive costs could adversely affect its profitability.

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

LEGAL SYSTEM

Zodiac is incorporated under the laws of Alberta; however, Zodiac carries on operations in California and intends to carry on operations in Montana. Accordingly, Zodiac is subject to the legal systems and regulatory requirements of both jurisdictions with a variety of requirements and implications for shareholders of Zodiac.

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

ITEM 4 - INFORMATION ON THE CORPORATION

A.            History and Development of the Corporation

Corporate Information

Zodiac Exploration Inc. was continued under the ABCA on September 28, 2010. The head office of the Corporation is located at Suite 1800, 505-3rd Street S.W. Calgary, Alberta T2P 3E6, and the registered office of the Corporation is located at Suite 2400, 525 – 8th Avenue S.W., Calgary, Alberta T2P 1G1.

At September 30, 2013, we had not yet achieved profitable operations, have accumulated a deficit of $50,523 since inception and expect to incur further losses in the development of our business, which is typical of an oil and gas exploration company in the early stages of development. As at September 30, 2013, we had a cash balance was $13,923 primarily resulting from warrant exercises during the year ended September 30, 2011 and financings completed in the nine month period ended September 30, 2010.

To date, we have no oil and gas revenues and are considered to be in the development stage as defined by the Financial Accounting Standards Board ("FASB") Accounting Standard's Codification ("ASC") 915.

There has been no public takeover offer by a third party in respect of our Common Shares, nor have we made such offer related to another company other than as described above.

Background

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

Peninsula was incorporated pursuant to the ABCA on February 22, 1994, in the Province of Alberta under the name "Nugget Resources Inc." On March 12, 2008, Peninsula was continued under the BCBCA into British Columbia. On May 9, 2008, the name of the company was changed to "Peninsula Resources Ltd." On March 13, 2009, Peninsula acquired all of the issued and outstanding shares of Tearlach Barbados from Tearlach Resources Limited. Tearlach Barbados was acquired to participate in potential acquisitions by Peninsula, although no such transactions have occurred to date. On April 16, 2009, Tearlach Barbados changed its name to "Peninsula Resources (Barbados) Limited." On June 17, 2010, Peninsula incorporated AcquisitionCo under the ABCA as a wholly-owned subsidiary of Peninsula for the sole purpose of participating in the Arrangement. Peninsula Resources (Barbados) Limited was formally dissolved on April 30, 2012.

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

Zodiac was formed as a result of the Reverse Takeover ("RTO") structured under the Plan of Arrangement completed on September 28, 2010, in which Peninsula acquired all of the outstanding shares of Zodiac Exploration Corp. in a share for share exchange (the "Transaction"). The Transaction entailed the amalgamation of Zodiac Exploration Corp. with 1543081 Alberta Ltd. (subsequently named Zodiac Exploration Corp.), a wholly owned subsidiary of Peninsula. Upon completion of the Transaction, Peninsula changed its name to Zodiac Exploration Inc.

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

History of Zodiac

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

On March 13, 2009, the Corporation acquired Tearlach Barbados which name was subsequently changed to "Peninsula Resources (Barbados) Limited."

On May 27, 2009, Zodiac PrivateCo acquired the rights to drill for petroleum and natural gas on approximately 19,700 gross acres (15,750 net) of principally contiguous land in the San Joaquin Basin in California pursuant to the Jaguar Farmout Agreement. Zodiac PrivateCo paid US$2.5 million (CDN $2.8 million) in cash, issued 2,000,000 common shares, committed to pay 100% of a seismic program and drill the initial well on the Jaguar Farmout Lands and agreed to pay 100% of the land lease rentals until the initial well was drilled (the "Jaguar Earning Requirements"). Upon fulfilment of the Jaguar Earning Requirements, Zodiac PrivateCo would earn an 80% interest in the Jaguar Farmout Lands. The Jaguar Farmout Agreement contemplated a secondary component in respect of the Hawk prospect, which is characterized as a conventional prospect. In respect of the Hawk prospect, the Corporation received an option to drill and pay 100% of the first exploratory well on the Hawk prospect in order to earn an 80% interest in an approximate additional 4,800 gross acres (3,860 net) on the Hawk prospect (the "Hawk Earning Requirements"). Zodiac PrivateCo also agreed to pay 100% of the land lease rentals until the exploratory well is drilled on the Hawk prospect lands.

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

On September 2, 2010 Zodiac PrivateCo completed a private placement of 98,039,200 subscription receipts which were convertible into 98,038,200 common shares of Zodiac PrivateCo and then immediately into 142,156,840 Common Shares, upon completion of the Arrangement.

On September 28, 2010, the Corporation completed the Arrangement and was renamed "Zodiac Exploration Inc." Pursuant to the Arrangement, all shares of Zodiac PrivateCo were exchanged on the basis of 1.45 Common Shares for each outstanding share of Zodiac PrivateCo. In total, 308,721,985 Common Shares were issued to the shareholders of Zodiac PrivateCo in connection with the completion of the Arrangement. Following completion of the Arrangement, on September 28, 2010, the board of directors of the Corporation was reconstituted with the former directors of Zodiac PrivateCo, which board of directors then appointed a new slate of officers of the Corporation comprised of the former officers of Zodiac PrivateCo.

On October 5, 2010, Zodiac received the Final Exchange Bulletin from the Exchange and began trading on the Exchange under the ticker symbol "ZEX" on October 6, 2010.

On November 3, 2010, we entered into the Panther Acquisition Agreement whereby Zodiac would acquire, through farm-in, a 74.5% working interest in the Panther Assets. Total consideration paid by Zodiac for the Panther Assets was approximately US $8.4 million which was comprised of US $5.6 million in cash, US $1.9 million in Common Shares and a US $0.9 million credit in respect of future cash calls to be made by Zodiac to the seller. In addition, as part of the earning arrangements under the Panther Acquisition Agreement, Zodiac was required to pay approximately 92% of the costs to drill two wells to test the Monterey and Kreyenhagen formations. Closing of the acquisition of the Panther Assets occurred January 31, 2011.

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

2012

Other than the below, the only significant activity in 2012 related to drilling and testing of the 1-10 well (see below under the heading "Drilling Activity to Date") and the continuation of a process to identify and negotiate with potential farmout partners.

On December 4, 2012, Mr. Murray Rodgers resigned his position as the former President and Chief Executive Officer of the Corporation. Mr. Peter Haverson, a director of the Corporation was appointed as the Interim President and Chief Executive Officer of the Corporation. Effective January 15, 2013, Ms. Louisa DeCarlo resigned her position as Executive Vice President and Chief Operating Officer of the Corporation.

2013

Farmout With Aera Energy LLC

In October 2012, Zodiac entered into the Aera Farmout Agreement, which is comprised of two phases. Each phase comprises one vertical and one horizontal well and upon fulfillment of the drilling commitment under each phase, Aera will earn a 50% interest in approximately 9,800 acres of each phase, respectively.

On February 14, 2013, Aera spudded the Aera-Mortgage 881D-15 Well under the terms of Phase I of the Aera Farmout Agreement. The well reached its final vertical depth of 15,362 feet on April 29, 2013 and the well was temporarily suspended pending evaluation and further drilling decisions. Aera had until June 30, 2014 to commence drilling of the horizontal well, either as a side track out of the 881D-15 well, or as a stand-alone well. The well was designed to penetrate and evaluate the thick, regional Monterey and Kreyenhagen formations, both of which, from previous wells drilled in the vicinity, have demonstrated the potential to contain very large accumulations of oil in these established source rocks. Following a lengthy evaluation, Aera formally advised that they have elected not to proceed with the drilling of the well under Phase II of the Aera Farmout Agreement and accordingly have paid Zodiac US$2.2 million as required by the Agreement. Furthermore, Aera advised that they have elected not to proceed with drilling the horizontal well required by Phase I of the Agreement and accordingly have paid Zodiac US$800 for a total of US$3.0 million paid to Zodiac.

Zodiac continues to engage in discussion with additional, potential joint venture partners or acquisitors on its other lands located in California. Zodiac controls approximately 72,000 net acres in Kings County.

During the year ending September 30, 2013, the Corporation elected not to exercise its option to drill its first earning well on the Panther Assets and as a result it reassigned approximately 8,000 non-contiguous and non-core lands back to Bayswater. Furthermore, Zodiac determined that the Hawk acreage (7,000 Gross, 3,900 Net acres) was not sufficiently prospective and accordingly elected not to exercise its option to drill and earn under the Hawk Earning Requirements, thereby relinquishing its option to earn an interest in those lands. These events accounted for much of the decrease in the Corporation's overall land base during the year.

The Corporation commenced a lease renewal program in the year ending September 30, 2013 targeting 2013 to 2015 expiries. As of September 30, 2013, the Corporation held a total land base in California of approximately 72,000 net acres.

September 30, 2013 to present

Acquisition of Muskwa Resources Ltd.

On October 8, 2013, Zodiac entered into the Muskwa Amalgamation Agreement and on December 5, 2013, Zodiac announced the closing of the Muskwa Acquisition. Pursuant to the terms of the Muskwa Amalgamation Agreement, holders of Muskwa common shares received one (1) Common Share for each Muskwa share held, resulting in the issuance by Zodiac of an aggregate of 72,422,151 Common Shares. A total of 55,538,827 Common Shares were issued with resale restrictions with fifteen percent of such shares having been released from the resale restrictions on the closing date of the Muskwa Acquisition and an additional fifteen percent of such Common Shares to be released from the resale restrictions every three months thereafter.

In connection with the Muskwa Acquisition, Zodiac assumed all of the stock options, warrants and performance warrants of Muskwa (collectively, the "Muskwa Convertible Securities") which now entitle the holders thereof to acquire an equivalent number of Common Shares on exercise thereof. Zodiac has reserved for issuance a total of 39,004,149 Common Shares for issuance pursuant to the Muskwa Convertible Securities. Additionally, Zodiac assumed the an aggregate of $500 principal amount of unsecured convertible debentures of Muskwa ("Muskwa Debentures") in connection with the Muskwa Acquisition, which Muskwa Debentures have a maturity date of February 5, 2014 and are convertible into units of Zodiac at $0.30 per unit with each unit being convertible into one (1) Common Share of Zodiac and one-half of one (1/2) Common Share purchase Warrant exercisable at $0.60 per Common Share. The Muskwa Convertible debentures were redeemed in full on February 5, 2014.

On closing of the Muskwa Acquisition, Muskwa held approximately 54,000 acres of land in central Alberta, primarily in the Duvernay and Nordegg formations and an interest in the Jackfish Farmout Agreement. In order for Zodiac to earn its interest in the approximately 12,000 gross acres (9,000 net) that are the subject to the Jackfish Farmout Agreement, it is required to shoot a 3D seismic program at a cost of not less than US$940 and drill two evaluation wells by June 30, 2014 on the Jackfish Farmout Lands.

Subsequent to the closing of the Muskwa Acquisition, Zodiac exercised an option to acquire 10.75 sections (6,880 acres) of Duvernay rights for cash consideration of $350.

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

The Corporation has now completed its earning obligation on the Jaguar prospect as required under the Jaguar Farmout Agreement.

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

In late April 2012, we shut-in the well to perform an extended buildup test to further evaluate the reservoir and possible remedial actions to improve well results as the well had not yet achieved commercial production. The well was subsequently shut-in and surface equipment removed from the well site. The mineral lease upon which the 1-10 horizontal well was drilled contained continuous drilling obligations that required Zodiac to spud a new well by June 4, 2012. It was determined that additional expeditures on this lease and wellbore would not be in our best interest and accordingly, an impairment charge of $23.4 million was recorded by Zodiac in the quarter. Extensive and ongoing efforts by us throughout the quarter to negotiate with the lessor for an extension to the lease (without spudding another well) were unsuccessful. This lease comprised approximately 3% of our total net acreage position.

Core Analysis:

The 4-9 and 1-10 wells provided us with valuable information for further development of the acreage. After completion of the 4-9 and 1-10 wells it was determined that we had obtained sufficient data to actively pursue a program of continued development through farming out portions of our acreage. This would not only add additional development, but conserve cash resources.

Nova Scotia, Canada (Windsor Block)

During the year ended September 30, 2013, we had minimal activities in the Windsor Basin in Nova Scotia. During the year ended September 30, 2011, we took a full impairment charge on our Nova Scotia assets in our second fiscal quarter upon assessing certain factors including (among others): (i) intent to drill by the operator of the Windsor Basin project; (ii) the remaining lease term; geological (iii) geophysical evaluations; and (iv) drilling results. As the operator was no longer allocating meaningful resources to continued evaluation and given the lack of proved reserves attributable to the property and no success to date in finding a joint venture partner to fund a drilling program for the Nova Scotia assets, the Corporation felt that a full impairment charge was both reasonable and warranted. For more information on the property, see "Item 4 – B – Business Overview – Description of Principal Properties" below.

Anticipated Changes in the Business of the Corporation

We actively review property acquisitions, oil and gas joint ventures and business combination opportunities on an ongoing basis. The consummation of an acquisition, joint venture or business combination may result in a material change to our business.

Significant Acquisitions

Zodiac did not complete any significant dispositions or significant acquisitions for which disclosure is required since the end of the most recently completed financial year.

Subsequent Events

Subsequent to year end, Zodiac entered into the Muskwa Amalgamation Agreement and on December 5, 2013, Zodiac announced the closing of the Muskwa Acquisition. Pursuant to the terms of the Muskwa Amalgamation Agreement, holders of Muskwa common shares received one (1) Common Share for each Muskwa share held, resulting in the issuance by Zodiac of an aggregate of 72,422,151 Common Shares. A total of 55,538,827 Common Shares were issued with resale restrictions with fifteen percent of such shares having been released from the resale restrictions on the closing date of the Muskwa Acquisition and an additional fifteen percent of such Common Shares to be released from the resale restrictions every three months thereafter.

In connection with the Muskwa Acquisition, Zodiac assumed all of the stock options, warrants and performance warrants of Muskwa (collectively, the "Muskwa Convertible Securities") which now entitle the holders thereof to acquire an equivalent number of Common Shares on exercise thereof. Zodiac has reserved for issuance a total of 39,004,149 Common Shares for issuance pursuant to the Muskwa Convertible Securities. Additionally, Zodiac assumed the an aggregate of $500 principal amount of unsecured convertible debentures of Muskwa ("Muskwa Debentures") in connection with the Muskwa Acquisition, which Muskwa Debentures have a maturity date of February 5, 2014 and are convertible into units of Zodiac at $0.30 per unit with each unit being convertible into one (1) Common Share of Zodiac and one-half of one (1/2) Common Share purchase Warrant exercisable at $0.60 per Common Share. The Muskwa Convertible debentures were redeemed in full on February 5, 2014.

On closing of the Muskwa Acquisition, Muskwa held approximately 54,000 acres of land in central Alberta, primarily in the Duvernay and Nordegg formations and an interest in the Jackfish Farmout Agreement. In order for Zodiac to earn its interest in the approximately 12,000 gross acres (9,000 net) that are the subject to the Jackfish Farmout Agreement, it is required to shoot a 3D seismic program at a cost of not less than US$940 and drill two evaluation wells by June 30, 2014 on the Jackfish Farmout Lands.

Subsequent to the closing of the Muskwa Acquisition, Zodiac exercised an option to acquire 10.75 sections (6,880 acres) of Duvernay rights for cash consideration of $350.

Aera Energy LLC Farm out Agreement

Subsequent to year end, Zodiac was advised by Aera Energy LLC ("Aera"), a private oil and gas company that Aera had elected not to continue with the terms of a Farmout Agreement (“Farmout”) and paid Zodiac US$3.0 million in liquidated damages., Zodiac entered into the Farmout with Aera on October 1, 2012, whereby Aera had agreed to drill two vertical and two horizontal wells to earn a 50 % interest in up to 19,800 acres of land in Kings county, California. Subsequent to drilling the first vertical well and after a lengthy evaluation period, Aera elected not to continue with the Farmout.

Convertible debenture

On February 5, 2014, the Company redeemed the convertible debentures, including interest that was included in the acquisition of Muskwa resources Ltd.

B.            Business Overview

Exploration and Development Strategy

Zodiac's strategy and long range plan is to increase shareholder value through the acquisition and exploration of oil and gas assets which are characterized as resource plays, located in under-explored and or overlooked geographic areas. We are focused on high-impact resource and exploration opportunities and have secured a substantial position in the San Joaquin Basin in Central California. Additionally, Zodiac has acquired a significant position in the emerging Duvernay play in Northern Alberta. These assets provide our Shareholders with exposure to multiple geologically diversified prospects and leads, in an under-explored petroleum system. Our mission is to de-risk this portfolio of oil and gas prospects and leads, while generating additional prospects and leads, through continuous oil and gas exploration activities.

In the short term, Zodiac is also pursuing some lower risk, low cost exploration opportunities with a view to adding short-term production and cash flow. The recent Montana acquisition is consistent with this complimentary strategy.

We aim to continue to identify prospective exploration targets in geologically favourable settings both within our existing land holdings and in similar settings elsewhere. We will also consider opportunities to de-risk the portfolio through farm-outs or joint ventures and also through acquisitions and merger opportunities with a focus on resource opportunities both in North America and internationally.

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

Competitive Conditions

The petroleum industry is immensely competitive in all of its phases. Zodiac competes with other participants in the search for, and the acquisition of, oil and natural gas interests located in California, Alberta and elsewhere. Zodiac's competitors include other resource companies which may have greater financial resources, staff and facilities than those of Zodiac; however Zodiac believes that its competitive land position is comparable or favourable to other organizations at a similar stage in their corporate development.

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

Employees

As at September 30, 2013, we employed 7 full- time employees and 1 consultant. Following the completion of the Muskwa Acquisition, the Corporation employed 10 full-time employees and 1 consultant.

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

Pursuant to the Jaguar Farmout Agreement, Zodiac's interest in the Jaguar Prospect with respect to the Jaguar Farmout Lands (which cover approximately 19,700 acres within the Jaguar Prospect) were subject to earn-in provisions which included shooting a seismic program (which was completed by Zodiac PrivateCo in fall of 2009) and paying 100% of the costs to drill one test well on the Jaguar Prospect by January 1, 2011. As a result of the drilling of the 4-9 well on March 21, 2011, Zodiac completed its earning obligations for its 80 percent working interest in the Jaguar Farmout Lands, which amounts to approximately net 15,750 acres.

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

Resource Opportunity – Monterey

The Monterey formation is also a major source rock in the San Joaquin Basin and has been extensively studied by the USGS. We have identified Monterey as being prospective on certain of its lands. The Monterey prospect has been identified on our lands through a seismic velocity anomaly that has been defined through the recent 3D data gathered and has been interpreted to be caused by fluid content, pore pressure or mineralogy changes, or a combination of these factors. The formation is over-pressured, based on drilling mud weight records and this is interpreted to have resulted from active hydrocarbon generation. Oil shows have been noted while drilling through the Monterey but it has not been completed in any of the wells on the Jaguar Prospect lands. The Monterey has produced from both vertical and horizontal wells from three fields located between 20 and 50 miles from the Jaguar Prospect. The nearest production is from the northwest lost hills field in t25s, r20e, some 20 miles to the south.2

__________________________________
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

On January 31, 2011 we closed the acquisition of the Panther Assets pursuant to which we acquired 74.5% of Bayswater's approximate 80.5% net revenue interest in the Panther Assets in accordance with the Panther Acquisition Agreement. Total consideration paid by Zodiac was $8.4 million which was comprised of US$5.6 million in cash, US$1.9 million in Common Shares and a US$0.9 million credit to Bayswater in respect of future cash calls to be made by Zodiac to Bayswater in connection with joint operating agreements in place between Zodiac and Bayswater. In addition to the upfront cash payment, Zodiac was required to pay 92% of the costs to drill two wells to test the Monterey and Kreyenhagen formations. The first well was required to be drilled by January 1, 2013; however, Zodiac elected not to drill this initial well and reassigned approximately 8,000 net acres back to Bayswater. While Zodiac was required to drill an additional well under the terms of the Panther Acquisition Agreement by January 1, 2014 in order to retain its interest in the remaining 8,000 net acres, prior to that date, Zodiac instead entered into an agreement with Bayswater, dated December 31, 2013, regarding the remainder of the lands comprising the Panther Prospect which provides for: (i) the pooling of such lands on a 65 % Bayswater / 35% Zodiac basis; and (ii) the dispensing with any further drilling obligations of Zodiac previously existing under the Panther Acquisition Agreement.

Nova Scotia, Canada

Windsor Block

In June of 2008, Zodiac PrivateCo farmed-in on a joint venture led by Triangle in respect of the onshore Windsor Basin of Nova Scotia referred to as the Windsor Block. The primary focus was the gas shales of the Horton Group . The joint venture agreement with Triangle provided for an initial commitment by Zodiac PrivateCo to pay 50% of drilling costs, up to $7.5 million, to earn a 12.5% working interest in the entire Windsor Block. We fulfilled our commitments to Triangle by participating in the drilling and testing of three wells in the Windsor Block in 2008 and early 2009 and earned an approximate 13% interest or approximately 69,000 net acres in the play. We have no current plans to participate in exploratory activities in Nova Scotia and recorded an asset impairment in respect of its total investment in the Nova Scotia assets in its second fiscal quarter of 2011. The operator of the Windsor Block plans to plug and abandon the wells however they are waiting on Environment Canada and local authorities to allow the appropriate treatment and disposal of brine held in holding ponds before abandonment operations can commence. Zodiac's overall share of abandonment costs is estimated at $221 and has incurred approximately $60 to date. Abandonment operations are not expected to commence until late 2014.

Alberta, Canada

Duvernay and Nordegg Prospects

As a result of its acquisition of Muskwa pursuant to the Muskwa Acquisition, Zodiac holds 54,240 acres of land with a 100% working interest, in central Alberta in the greater Kaybob area, primarily in the Duvernay and Nordegg formations (49,760 contiguous 100% working interest acres in the Duvernay light oil resource window) plus an option to acquire up to an additional 6,880 acres which was exercised by Zodiac subsequent to the Muskwa Acquisition. Zodiac is currently evaluating options to develop the Duvernay on its Alberta lands. The Duvernay is an emerging shale play in Alberta. Industry has been actively drilling and derisking the play in the Kaybob area to the south of our land position. Industry well results have been improving and industry has budgeted to continue developing this resource in the Kaybob area.

Montana, USA

Pursuant to the Jackfish Farmout Agreement, Zodiac, through the acquisition of Muskwa, acquired the right of Muskwa to farm-in on approximately 12,000 gross acres (9,000 net acres) of the Jackfish Farmout Lands (after earning is completed under the Jackfish Farmout Agreement) located in southern Montana, USA which management of Zodiac believe to be prospective for conventional light oil in the Grey Bull (Cretaceous) formation. Zodiac has reviewed the 2D seismic results for the channel play in the Grey Bull formation at a depth of approximately 1,500 meters and is encouraged by these results.

Zodiac has completed a 3D seismic program over the prospect and based upon the 3D seismic evaluation, Zodiac plans to drill two evaluation wells to test the Grey Bull channel sand play on the Jackfish Farmout Lands during the second quarter of 2014. Completion of the 3D seismic program and the drilling, testing and completion of two evaluation wells by June 30, 2014 will satisfy Zodiac's earning obligations under the Jackfish Farmout Agreement and will allow Zodiac to earn a 75% working interest in 12,000 acres (9,000 net). Management of Zodiac believe that the Jackfish prospect is a low cost exploration, lower risk opportunity with short term production and cash flow possibilities (approximately US$600 to drill, test, complete and equip wells on the lands comprising the Jackfish Farmout Land).

C.            Organizational Structure

The material subsidiaries owned by Zodiac as at September 30, 2013 are as set out in the following organizational chart:

D.            Property, Plant and Equipment

Our business is the acquisition, exploration and development of oil and gas properties, with a primary focus on exploring in Kings County, California. We fund our activities by way of the sale and issuance of its securities. Our board of directors has reviewed our assets, data and position as of December 3, 2013 and has determined that, as of the last day of our most recently completed financial year, we had no reserves.

An independent qualified reserves evaluator has not been retained to evaluate the our reserves data as we have no reserves as of the last day of our most recently completed financial year and no report of an independent qualified reserves evaluator will be disclosed by us for the period from October 1, 2012 to September 30, 2013.

Because reserves data are based on judgments regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery. Therefore, based on information available at December 3, 2013, our board of directors has determined that we had no reserves at that time.

Properties

Calgary, Alberta (Office Space)

The Company holds an operating lease agreement for office space in Calgary, Alberta commencing on March 1, 2012 and ending on February 28, 2017. The annual average basic rent obligation is $110, payable in monthly installments of $9. As of August 1, 2013, a portion of the space was subleased to a third party reducing the annual average basic rent obligation to $28, payable in monthly installments of $2 for the remaining term. In addition to the basic rent, additional rent is payable monthly, and includes the Company’s proportionate share of all operating costs and taxes.

The Company holds an operating lease agreement for office space in Calgary, Alberta commencing on November 1, 2013 and ending on October 31, 2016. The annual average basic rent obligation is $132, payable in monthly installments of $11. In addition to the basic rent, additional rent is payable monthly, and includes the Company’s proportionate share of all operating costs and taxes.

Baskersfield, California (Office Space)

The Company holds an operating lease agreement for office space in Bakersfield, California commencing July 1, 2012 and ending on June 30, 2017. The annual average basic rent obligation is US$77 per annum, payable in average monthly installments of USD$6. In addition to the basic rent, additional rent is payable monthly, and includes the Company’s proportionate share of all operating costs and taxes.

California, USA

As of September 30, 2013, we control approximately 104,000 gross acres (72,000 net acres) over various properties across Kings County, California, USA. We are targeting multiple formations including: Whepley/Allison, Vaqueros, Kreyenhagen, Monterey and Moreno formations. These formations are geologically stacked but are not all present or prospective on all acreage. Certain of the acreage held is subject to earning through the drilling and paying 100% of the costs for exploration wells, they include: one well to test the Vaqueros formation (completed through drilling of companies 4-9 well spud in December 2010), and two wells to test acreage acquired through Panther transaction. Pursuant to our agreement with Bayswater we no longer have any drilling obligations pursuant to the Panther Acquisition Agreement.

In October 2012, Zodiac entered into a definitive farmout agreement with Aera whereby Aera acquired the right to earn a 50% interest in the approximately 19,600 net acres of Zodiac lands located in Kings County, California. See "Item 4. Information on the Corporation – A. History and Development of the Company – 2013 – Farmout with Aera Energy LLC."

Nova Scotia, Canada (Windsor Block)

As of September 30, 2013, we have earned an approximate 13% interest or approximately 69,000 net acres in the Windsor Basin onshore Nova Scotia. The primary focus is the gas shales of the Horton Group although additional play types, both conventional and unconventional, are expected to be identified as exploration occurs. The Nova Scotia property is currently being reclaimed and no further activity is planned. Our share of such reclamation costs are estimated to be less than $200.

Wells

The following table sets forth the number and status of wells in which Zodiac had a working interest as at September 30, 2013.

	Oil Wells				Natural Gas Wells
	Producing		Non-Producing (1)		Producing		Non-Producing (1)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
California, USA	-	-	2.0	1.5	-	-	-	-
Nova Scotia, Canada	-	-	-	-	-	-	5.0	1.0
Total	-	-	2.0	1.5	-	-	5.0	1.0

Note:

(1)	All of Zodiac's wells are located onshore in California and Nova Scotia. No reserves have been attributed to any of the wells and none of the wells are currently capable of production.

Properties with no attributed reserves (Undeveloped Acreage)

The following table summarizes the gross and net acres of the unproved properties, effective September 30, 2012, in which Zodiac has a working interest and also the number of net acres for which Zodiac's rights to explore, develop or explore will, absent further action, expire within one year.

			Net Acres Expiring Within
	Gross Acres	Net Acres	One Year
California, USA	104,000	72,000	7,825
Nova Scotia, Canada	512,000	69,000	0
Total	616,000	141,000	7,825

Notes:

(1)

Zodiac expects that rights to explore, develop and/or exploit 29,344 gross (7,825 net) acres of its undeveloped land holdings will expire by September 30, 2013 although Zodiac plans to renew leases to continue selected portions of the above acreage. .

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

Forward Contracts

We had no forward sales contracts in place at September 30, 2013.

Additional information concerning abandonment and reclamation costs

Zodiac uses its internal historical costs to estimate its abandonment costs when available. The costs are estimated on an area by area basis. The industry's historical costs are used when available. If representative comparisons are not readily available, an estimate is prepared based on the various regulatory abandonment requirements. As at September 30, 2013, Zodiac had 2.8 net wells for which it expects to eventually incur abandonment and reclamation costs.

The following table sets forth Zodiac's estimated abandonment and reclamation costs as of September 30, 2013:

	Abandonment and Reclamation Costs ($000's)
	Abandonment and Reclamation	Abandonment and Reclamation
Year	Costs (Undiscounted)	costs (Discounted at 8%)

2014	221	152
2015	-	-
2016	-	-
2017	-	-
2018	-	-
Thereafter	400	96
Total	621	248

Note:

(1)

The abandonment liability set out above is associated with the estimated liability to abandon and reclaim the wells drilled by Zodiac's partner in Nova Scotia, the associated disposal ponds and the wells drilled in California by Zodiac.

Zodiac expects to pay $221 in the next three financial years in respect of its abandonment and reclamation costs.

Tax horizon

We do not anticipate having taxes payable for the year ending September 30, 2014. Our projects are in the preproduction stage of development and capitalized costs to date will be available for deduction for income tax purposes. We do not expect to be taxable in the foreseeable future.

Costs Incurred

The following table summarizes our capital expenditures related our oil and gas activities for the year ended September 30, 2013 (000's):

Unproven properties
Property acquisition costs:	$2,487
Exploration Costs:	$-
Development Costs:	$-
Total:	$2,487

Exploration and development activities – Past Three Fiscal Years

The following table sets forth the gross and net exploratory and development wells in which Zodiac participated in the year ending September 30, 2013:

	Exploratory Wells		Development Wells
	Gross	Net	Gross	Net
California – Oil – Non-Productive	1.0	0.5	-	-
Nova Scotia – Gas – Non-Productive	-	-	-	-
Total	1.0	0.5	-	-

The following table sets forth the gross and net exploratory and development wells in which Zodiac participated in the year ending September 30, 2012:

	Exploratory Wells		Development Wells
	Gross	Net	Gross	Net
California – Oil – Non-Productive	1.0	1.0	-	-
Nova Scotia – Gas – Non-Productive	-	-	-	-
Total	1.0	1.0	-	-

The following table sets forth the gross and net exploratory and development wells in which Zodiac participated in the year ending September 30, 2011:

	Exploratory Wells		Development Wells
	Gross	Net	Gross	Net
California – Oil – Non-Productive	1.0	1.0	-	-
Nova Scotia – Gas – Non-Productive	-	-	-	-
Total	1.0	1.0	-	-

The following table sets forth the gross and net exploratory and development wells in which Zodiac participated in the year ending September 30, 2010:

	Exploratory Wells		Development Wells
	Gross	Net	Gross	Net
California – Oil – Non-Productive	-	-	-	-
Nova Scotia – Gas – Non-Productive	-	-	5.0	1.0

	Exploratory Wells		Development Wells
	Gross	Net	Gross	Net
Total	-	-	5.0	1.0

As of the date hereof, Zodiac was not in the process of drilling, completing, testing or otherwise developing any wells, facilities or reservoirs.

Production estimates

Not applicable.

Production history

We had no production during the financial year ended September 30, 2013 or previously, other than incidental production generated pursuant to drilling and testing activities.

ITEM 4A - UNRESOLVED STAFF COMMENTS

None

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion and analysis of our operating results and our financial position for the years ended September 30, 2013, 2012 and 2011 should be read in conjunction with the consolidated financial statements and the related notes attached hereto.

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

Foreign currency translation

The financial statements of foreign subsidiaries are translated to Canadian ("CAD") dollars in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation" (ASC Topic 830.10) . Our reporting currency is CAD dollars. Monetary assets and liabilities denominated in foreign currencies are translated into CAD dollars at exchange rates prevailing at the balance sheet date and non-monetary assets and liabilities are translated at rates in effect on the date of the transaction. Revenues and expenses are translated at the average rate of exchange in effect during the period other than depreciation which is translated at historical rates. Exchange gains or losses arising from translation are included in operating expenses.

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

Amounts recognized are subject to estimate and judgment regarding the likely outcome of each uncertain tax position. The amount that is ultimately incurred for an individual tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. We have determined that no significant uncertain tax positions exist as of September 30, 2013 and September 30, 2012 as a full valuation allowance has been taken in the year then ended.

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

A.            Operating Results

This discussion and analysis of our operating results and the financial position for the years ended September 30, 2013, 2012 and 2011 should be read in conjunction with the consolidated financial statements and the related notes attached hereto. The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States ("US GAAP"), are expressed in Canadian dollars.

At September 30, 2013, the Company has not yet achieved profitable operations, has accumulated a deficit of $50,323 (September 30, 2012 - $46,012, September 30, 2011 - $18,381) since inception and expects to incur further losses in the development of its business, which is typical of an oil and gas exploration company in the early stages of development. As at September 30, 2013, the Company’s cash balance was $13,923 (September 30, 2012 - $20,381, September 30, 2011 - $40,532) primarily resulting from warrant exercises during the year ended September 30, 2011.

To date, we have no oil and gas revenues and are considered to be in the development stage as defined by the Financial Accounting Standards Board ("FASB") Accounting Standard's Codification ("ASC") 915.

Interest income was generated from interest received on cash held in bank deposits and term deposits obtained throughout the period.

Total assets at September 30, 2013 were $71,726 (September 30, 2012 - $76,180, September 30, 2011 - $109,198). The decrease in assets in 2013 was primarily the result of cash used in operating activities. Assets are comprised mainly of cash of $13,923 and property, plant and equipment of $56,636.

During the year ended September 30, 2013, funds used in operating activities increased to $4,349, from usage of $4,162 during the year ended September 30, 2012 and $3,785 during the year ended September 30, 2011. This increase in 2013 compared to 2012 is due to the increase in G&A expense resulting from severance payments made to previous management totaling $1,150 and payment of fees totaling $500 for services provided in relation to a campaign to find a joint venture partner. This resulted in the farm-out agreement with Aera Energy LLC. These increased expenditures were partly offset by lower overall G&A (mainly payroll costs) due to reduced activity and personnel during the year. G&A excluding the severance payments and fees was $2,758 compared with $3,629 in 2012. The net loss for the year ended September 30, 2013 was $4,511 or $(0.01) per share, compared to a loss of $27,631 or $(0.08) per share for the year ended September 30, 2012, and a loss of $13,761 or $(0.04) per share for the year ended September 30, 2011. The net loss incurred in 2013 was the result of continued G&A expenses for the Calgary and Bakersfield, CA offices. The loss in 2012 was primarily the result of a $23.2 million impairment writedown related to the 1-10 well and associated lease in California. The loss in 2011 was primarily the result of the $8.5 million impairment writedown related to the Company’s Nova Scotia properties. For the year ended September 30, 2013, Zodiac expensed $4,408 in general and administrative expenses (September 30, 2012 - $3,629, September 30, 2011 - $3,824), net of capitalized G&A of $26 (September 30, 2012 - $107, September 30, 2011 - $1,510). The amounts capitalized are directly related to costs associated with drilling permit applications.

Stock based compensation during the period ended September 30, 2013 was $236 (September 30, 2012 - $499, September 30, 2011 - $1,546). Included in the current year, the Company recognized $13 (September 30, 2012 - $73, September 30, 2011 - $265) of performance warrant compensation expense resulting from the issuance of 10,150,000 performance warrants to officers of the Company during the year ended September 30, 2011. During the 2012, 2,900,000 performance warrants held by a former officer were cancelled along with the remaining 7,250,000 during the year ended September 30, 2013. The balance of stock based compensation is related to stock options.

Depreciation and accretion (“D&A”) expenses during the period ended September 30, 2013 was $39 (September 30, 2012 - $340, September 30, 2011 - $45). These expenses relate to depreciation on fixed assets and accretion on the asset retirement obligation (“ARO”). As the Company’s petroleum and natural gas assets have not yet commenced production, no depletion has been recorded.

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

B.            Liquidity and Capital Resources

As of September 30, 2013 the Company had positive working capital of $13,914 (September 30, 2012 - $20,420, September 30, 2011 - $37,731) and a cash balance of $13,923 (September 30, 2012 - $20,381). The reduction in working capital was primarily the result of expenditure on general and administrative costs and on the company’s land rental obligations. Zodiac’s revenue is incidental to its operations and is comprised entirely of interest earned on cash and cash equivalent balances and short-term investments. Zodiac’s short-term investments are held with a major Canadian financial institution. Zodiac has no outstanding bank debt or other interest-bearing indebtedness as at September 30, 2013.

In view of current financial market conditions and management’s need to preserve cash the Company initiated a joint-venture campaign on its lands in California in 2012. During the year ended September 30, 2013, the Company entered into the Farmout Agreement whereby Aera Energy LLC (“Aera”) has acquired the right to earn a 50% interest in approximately 19,600 net acres of Zodiac lands located in Kings County, California. The Farmout Agreement is comprised of two phases whereby Aera is required to pay 100% of the costs of drilling a vertical well and a horizontal well in each phase. Upon fulfillment of the drilling commitments in Phase 1, Aera will earn a 50% interest in approximately 9,800 acres and upon fulfillment of the drilling commitments in Phase 2, Aera will earn a 50% interest in approximately 9,800 acres. As a result, the Company does not anticipate spending its own capital resources on drilling on these lands during the current fiscal year. Therefore, its capital resource requirements have been reduced in 2013. Aera, spudded the first vertical well under the farm-out agreement on February 5, 2013 and has until June 1, 2014 to have complied with its drilling obligations under the Farmout Agreement. Failure to complete the terms of the farm out agreement result in damages payable to Zodiac of up to $3 million. On June 17, 2013 the Company entered into an engagement agreement with Meagher Energy Advisors and Western Energy Production to further its strategy of monetizing its Californian asset base through joint ventures, farm outs and dispositions, which if successful, would be expected to further reduce the demands on the Company’s capital resources.

The Company holds an operating lease agreement for office space in Calgary, Alberta commencing on March 1, 2012 and ending on February 28, 2017. The annual, average, basic rent obligation is $110 payable in monthly installments of $9. In addition to the basic rent, additional costs are payable monthly, and includes the Company’s proportionate share of all building operating costs and taxes of approximately $9,000 per month. As of August 1, 2013, a portion of the space was subleased to a third party reducing the annual average basic rent obligation to $28, payable in monthly installments of $2 for the remaining term and approximately $2 per month for the Company’s share of building operating costs and taxes. The Company is currently seeking to sublet the remainder of this space.

The Company holds an operating lease agreement for office space in Calgary, Alberta commencing on November 1, 2013 and ending on October 31, 2016. The annual average basic rent obligation is $132, payable in monthly installments of $11. In addition to the basic rent, additional rent is payable monthly, and includes the Company’s proportionate share of all operating costs and taxes. The Company holds an operating lease agreement for office space in Bakersfield, California commencing July 1, 2012 and ending on June 30, 2017. The annual average basic rent obligation is US$77 per annum, payable in average monthly installments of USD$6. In addition to the basic rent, additional rent is payable monthly, and includes the Company’s proportionate share of all operating costs and taxes.

The Company holds a five-year lease for its office space in Bakersfield, California commencing July 1, 2012. The annual, average, basic rent obligation will be US$77 per annum, payable in average monthly installments of USD$6. In addition, to the basic rent, additional costs are payable monthly, and includes the Company’s proportionate share of all building operating costs and taxes of approximately $1 per month. The Company is currently seeking to sublease part of these premises to further reduce rent and operating costs.

Zodiac assesses its financing requirements and its ability to access equity or debt markets on an ongoing basis. This assessment considers: the stage and success of the Company’s evaluation activities to date; the continued participation of the Company’s partners in evaluation activities; and financial market conditions.

Zodiac intends to continue to maintain financial flexibility and monitor its financing requirements along with its ability to access the equity markets. It is possible that future economic events and global conditions may result in further volatility in the financial markets, which could negatively impact Zodiac’s ability to access equity or debt markets in the future. Any inability to access equity or debt markets for sufficient capital, at acceptable terms, and within required timeframes, could have a material adverse effect on Zodiac’s financial condition, results of operations and prospects. These risks have been previously discussed under the heading “Risk Factors”.

In the next twelve months, Zodiac is obligated under the Jackfish Farm in Agreement, to complete a 3D seismic survey and drill 2 wells to satisfy the farm in conditions. The capital required to complete the seismic survey and drill, complete and equip the two wells is estimated to be $2.1 million. Zodiac has sufficient capital resources to meet these obligations.

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

F.            Tabular Disclosure of Contractual Obligations

The Company holds an operating lease agreement for office space in Calgary, Alberta commencing on March 1, 2012 and ending on February 28, 2017. The annual average basic rent obligation is $110, payable in monthly installments of $9. As of August 1, 2013, a portion of the space was subleased to a third party reducing the annual average basic rent obligation to $28, payable in monthly installments of $2 for the remaining term. In addition to the basic rent, additional rent is payable monthly, and includes the Company’s proportionate share of all operating costs and taxes.

The Company holds an operating lease agreement for office space in Calgary, Alberta commencing on November 1, 2013 and ending on October 31, 2016. The annual average basic rent obligation is $132, payable in monthly installments of $11. In addition to the basic rent, additional rent is payable monthly, and includes the Company’s proportionate share of all operating costs and taxes. The Company holds an operating lease agreement for office space in Bakersfield, California commencing July 1, 2012 and ending on June 30, 2017. The annual average basic rent obligation is US$77 per annum, payable in average monthly installments of USD$6. In addition to the basic rent, additional rent is payable monthly, and includes the Company’s proportionate share of all operating costs and taxes. In February 2014, the Company entered into a sublease of the premises at an average basic rent obligation of US$48 plus operating cost and taxes in the forst year.

	Payments Due by Period (US$)
					More than 5
	Total	Less than 1 year	2-3 years	4-5 years	years
Canadian Office Lease	$483	$150	$300	$10
US Office Lease	$366	$24	$24	$5

We hold our oil and gas properties by paying mineral lease rentals. All of these rentals are cancellable at our option. Hence, no commitment is noted.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

The following is a list of our current directors and officers as of September 30, 2013. There are no family relationships between the directors and officers.

Name and Municipality of Residence and Age	Position Held	Number and Percentage of Common Shares (1)	Director / Officer Since	Principal Occupation

Robert Cross(2),(3),(4) West Vancouver, British Columbia	Independent Director, Non- Executive Chairman	13,351,473 (2.3%)	September 28, 2010	Mr. Cross serves as an independent director and, in some cases, non-executive chairman of several public companies in the resource sector.
Graeme Phipps(2),(3),(4) St. Helier, Jersey. CI	Independent Director	-	March 18, 2013

Mr. Phipps serves as an independent director of Zodiac. Since 2008, Mr. Phipps was employed as President of PetroKamchatka Plc. Mr. Phipps is a director of several public and private oil & gas companies.

Peter Haverson(3) Calgary, Alberta	Director	3,000,000 (0.7%)	September 12, 2012

Mr. Haverson served as Zodiac’s President and Chief Executive Officer since December 2012. Prior thereto, he was the General Manager International and Offshore Drilling of Suncor Energy Inc. since 2009 and prior thereto, of Petro- Canada since 2001.

John Newman(4) Calgary, Alberta	Chief Financial Officer and Director	1,000,000 (0.2%)	June 13, 2012

Mr. Newman serves as Zodiac’s Chief Financial Officer and Director. Prior thereto, Mr. Newman was the Chief Financial Officer and co-founder of Reliable Energy Ltd. until its recent sale, with previous experience including management and executive roles with Destiny Resource Services and Schlumberger Oilfield Services.

Jacob Hoeppner B. Sc., LLB Calgary, Alberta	Corporate Secretary	49,200 (Less than 0.1%)	September 28, 2010	Mr. Hoeppner has been a corporate finance, securities, merger and acquisition and corporate lawyer with Burnet Duckworth & Palmer LLP since August 2007.

Notes:

(1)           Common Share ownership provided as of the date hereof on the basis of 359,635,408 Common Shares outstanding on such date.

(2)           Robert (Bob) Cross (Chair), Graeme Phipps and Peter Haverson comprise the Audit Committee.

(3)           Graeme Phipps (Chair), Peter Haverson and Robert (Bob) Cross comprise the Reserves Committee.

(4)           Robert Cross (Chair), John Newman and Graeme Phipps comprise the Compensation and Corporate Governance Committee.

As at September 30, 2013, the directors and executive officers of Zodiac, as a group, beneficially own, or exercise control or direction over, directly or indirectly, 17,400,673 Common Shares representing approximately 4.8% of the issued and outstanding Common Shares.

See "Board Practices" below for the membership of our committees of the Board.

B.            Executive Compensation

Name and Municipality of Residence and Age	Position to be Held	Cash(1) Compensation in the year ended September 30, 2013	Zodiac Options Received in the year ended September 30, 2013	Exercise Price	Date of Grant	Date of Expiry
Murray Rodgers Bragg Creek, Alberta Age – 57	Former President, Chief Executive Officer and Director	$654,571	Nil	N/A	N/A	N/A
Robert Cross West Vancouver, British Columbia Age – 53	Director	$33,750	1,750,000	0.10	December 11, 2012	December 11, 2017
John Newman Calgary, Alberta	Director and Chief Financial Officer	$142,150	1,250,000	0.10	March 5, 2013	March 5 2018
Peter Haverson Calgary, Alberta	Interim President, Chief Executive Officer and Director	$150,000	4,000,000	0.10	December 11, 2012	January 15, 2016
Louisa L. DeCarlo P. Eng Calgary, Alberta Age – 50	Former Executive Vice President and Chief Operating Officer	$618,427	Nil	N/A	N/A	N/A
W. Howard Blacker CA Calgary, Alberta	Former Chief Financial Officer	$56,131	500,000	0.10	December 11, 2012	September 30, 2013

Name and Municipality of Residence and Age	Position to be Held	Cash(1) Compensation in the year ended September 30, 2013	Zodiac Options Received in the year ended September 30, 2013	Exercise Price	Date of Grant	Date of Expiry
Jacob Hoeppner B. Sc., LLB Calgary, Alberta Age – 32	Corporate Secretary	-	Nil	N/A	N/A	N/A
Graeme Phipps St Helier, Jersey	Director	$29,250	1,750,000	0.10	March 14, 2013	March 14, 2018

Note:

(1)	Cash compensation is shown on this table in Canadian dollars.

C.            Board Practices

Our directors serve a one year term and are elected at the Annual General Meeting of shareholders. The last Annual General Meeting was held on April 10, 2013. The appointments of the incumbent directors expire at the next annual meeting of shareholders unless reappointed at such meeting.

As of September 30, 2013, we had the following committees of the Board:

Audit Committee: Robert (Bob) Cross (Chair), Graeme Phipps and Peter Haverson.

Compensation Committee: Robert (Bob) Cross (Chair), John Newman and Graeme Phipps.

Reserves Committee: Graeme Phipps (Chair), Peter Haverson and Robert (Bob) Cross.

Governance and Nominating Committee: Robert (Bob) Cross (Chair), John Newman and Graeme Phipps.

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

(d)	The Audit Committee will take reasonable steps to confirm the independence of the independent auditor, which shall include:

	(i)	ensuring receipt from the independent auditor of the written statement referred to above; and

	(ii)	considering and discussing with the independent auditor any relationships or services, including non-audit services, that may impact the objectivity and independence of the independent auditor.

(e)	The Audit Committee shall review and pre-approve all non-audit services to be provided to the Corporation by its external auditors.

3.	Review and Discussion with External Auditors

	(a)	The Audit Committee shall review with the external auditors and management the annual external audit plans which would include objectives, scope, timing, materiality level and fee estimate.

	(b)	The Audit Committee shall request and review an annual report prepared by the external auditors of any significant recommendations to improve internal control and corresponding management responses.

	(c)	The Audit Committee shall make specific inquiry of the external auditors relating to:

		(i)	Performance of management involved in the preparation of financial statements.

		(ii)	Any restrictions on the scope of audit work.

		(iii)	The level of cooperation received in the performance audit.

		(iv)	The effectiveness of the work of internal audit.

		(v)	Any unresolved material differences of opinion or disputes between management and the external auditors.

		(vi)	Any transactions or activities which may be illegal or unethical.

		(vii)	Independence of the external auditor including the nature and fees of non-audit services performed by external audit firms and its affiliates.

	(d)	The Audit Committee shall resolve disagreements between management and the external auditors regarding financial reporting.

4.	Review and Discussion with Management

	(a)	The Audit Committee shall review and assess the adequacy and quality of organization and staffing for accounting and financial responsibilities.

	(b)	The Audit Committee shall review with management the annual performance of the external and internal audit.

5.	Review of Other Documents

(a)

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

(b)

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

(a)

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

(a)

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

D.            Employees

             As at September 30, 2013, we employed 7 full-time employees and 1 consultant. Following the completion of the Muskwa Acquisition, we employed 10 full-time employees and 2 consultant, as follows :

		Full Time	Part Time	Full Time	Part Time
Location	Category	Employees	Employees	Consultants	Consultants

Calgary, Canada	Administration Technical	5 7	Nil Nil	Nil Nil	1

Bakersfield, California	Land Administration	3	Nil	Nil	1

E.            Share Ownership

             The following table sets forth the share ownership of our directors and named executive officers, held by such persons as of September 30, 2014. Common Share ownership percentage based on 359,635,408 Common Shares outstanding as of September 30, 2014.

Name and Municipality of Residence and Age	Position to be Held	Number and Percentage of Common Shares (1)

Robert Cross	Director	13,351,473 (3.7%)
John Newman	Director	1,000,000 (0.3%)
Peter Haverson	Interim President, Chief Executive Officer and Director	3,000,000 (0.8%)
Graeme Phipps	Director	Nil
Jacob Hoeppner	Corporate Secretary	49,200 (Less than 0.1%)
	As a group	17,400,673(4.8%)

The voting rights attached to the Common Shares owned by our officers and directors do not differ from those voting rights attached to Common Shares owned by persons other than our officers or directors. Common Share ownership provided as of September 30, 2013 on the basis of 359,635,408 Common Shares outstanding on such date.

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

As of March 24, 2014, we know of Nil shareholders who beneficially own more than five (5%) of our outstanding voting shares as set forth in the following table:

Title of Class	Identity of Holder	Date of NI62-103 Alternative Monthly Report	Shares Owned(1)	Warrants to Purchase Common Shares	Percent of Class(2)	Percent of Class Fully Diluted(2)

Common Shares	N/A	N/A	N/A	N/A	N/A	N/A

Parties that held more than 5% of the Common Shares in the past three years but presently hold less than 5%.

Title of Class	Identity of Holder	Date of NI62-103 Alternative Monthly Report	Shares Owned(1)	Warrants to Purchase Common Shares	Percent of Class(2)	Percent of Class Fully Diluted(2)

Common Shares	Chilton Investment Company LLC	July 31, 2012	14,597,430		4.06%

				Warrants to		Percent of
		Date of NI62-103		Purchase		Class
		Alternative	Shares	Common	Percent of	Fully
Title of Class	Identity of Holder	Monthly Report	Owned(1)	Shares	Class(2)	Diluted(2)

Common Shares	Wellington Management Company LLP	June 11, 2012	31,177,719	-	8.67%

Common Shares	Jennison Associates LLC	June 8, 2011	14,390,800	31,175,000	4.0%	12.67%

Common Shares	Soros Fund Management LLC	July 31, 2012	14,597,430	-

Common Shares	Cambrian Capital LP	January 2, 2013	35,047,600	-	9.75%

Notes:

(1)	Based on Alternative Monthly Report filed by the Holder on SEDAR in accordance with National Instrument NI 62- 103.

(2)	Percentage calculated based on 359,635,408 Common Shares outstanding at September 30, 2013.

B.            Related Party Transactions

The Corporate Secretary of Zodiac is an Associate at a law firm that provides legal services to the Corporation. During the year ended September 30, 2013, the Corporation incurred approximately $166 in legal services and disbursements associated with this related party (September 30, 2012 – $135).

C.            Interests of Experts and Counsel

Not Applicable.

ITEM 8 - FINANCIAL STATEMENTS

A.            Consolidated Statements and Other Financial Information

This Annual Report contains our audited consolidated financial statements which comprise the consolidated balance sheets as at September 30, 2013 and September 30, 2012 and the consolidated statements of loss and deficit, consolidated statement of shareholders' equity and cash flows for the 12 month periods ended September 30, 2013, September 30, 2012 and September 30, 2011.

Dividends

We have not paid any dividends on the Common Shares and do not intend to pay dividends on the Common Shares in the foreseeable future. The future payment of dividends will be dependent upon our financial requirements to fund future growth, our financial condition and other factors our Board may consider appropriate in the circumstances.

Legal Proceedings and Regulatory Actions

To our knowledge, there are no legal proceedings material to us to which we are or were a party to or of which any of our properties are or were the subject of, during the financial year ended September 30, 2013 nor are there any such proceedings known to us to be contemplated, which would materially impact our financial position or ability to continue as a going concern.

During the twelve-month period ended September 30, 2013, there were no (i) penalties or sanctions imposed against us by a court relating to securities legislation or by a securities regulatory authority; (ii) penalties or sanctions imposed by a court or regulatory body against us that would likely be considered important to a reasonable investor in making an investment decision, or (iii) settlement agreements we entered into before a court relating to securities legislation or with a securities regulatory authority.

B.            Significant Changes

Subsequent to year end, Zodiac entered into the Muskwa Amalgamation Agreement and on December 5, 2013, Zodiac announced the closing of the Muskwa Acquisition. Pursuant to the terms of the Muskwa Amalgamation Agreement, holders of Muskwa common shares received one (1) Common Share for each Muskwa share held, resulting in the issuance by Zodiac of an aggregate of 72,422,151 Common Shares. A total of 55,538,827 Common Shares were issued with resale restrictions with fifteen percent of such shares having been released from the resale restrictions on the closing date of the Muskwa Acquisition and an additional fifteen percent of such Common Shares to be released from the resale restrictions every three months thereafter.

In connection with the Muskwa Acquisition, Zodiac assumed all of the stock options, warrants and performance warrants of Muskwa (collectively, the "Muskwa Convertible Securities") which now entitle the holders thereof to acquire an equivalent number of Common Shares on exercise thereof. Zodiac has reserved for issuance a total of 39,004,149 Common Shares for issuance pursuant to the Muskwa Convertible Securities. Additionally, Zodiac assumed the an aggregate of $500 principal amount of unsecured convertible debentures of Muskwa ("Muskwa Debentures") in connection with the Muskwa Acquisition, which Muskwa Debentures have a maturity date of February 5, 2014 and are convertible into units of Zodiac at $0.30 per unit with each unit being convertible into one (1) Common Share of Zodiac and one-half of one (1/2) Common Share purchase Warrant exercisable at $0.60 per Common Share. The Muskwa Convertible debentures were redeemed in full on February 5, 2014.

On closing of the Muskwa Acquisition, Muskwa held approximately 54,000 acres of land in central Alberta, primarily in the Duvernay and Nordegg formations and an interest in the Jackfish Farmout Agreement. In order for Zodiac to earn its interest in the approximately 12,000 gross acres (9,000 net) that are the subject to the Jackfish Farmout Agreement, it is required to shoot a 3D seismic program at a cost of not less than US$940 and drill two evaluation wells by June 30, 2014 on the Jackfish Farmout Lands.

Subsequent to the closing of the Muskwa Acquisition, Zodiac exercised an option to acquire 10.75 sections (6,880 acres) of Duvernay rights for cash consideration of $350.

On October 23, 2012, we announced that we had entered into the Aera Farmout Agreement. We entered into the Aera Farmout Agreement in the ordinary course of business and in connection with our continuing process to seek farmout and/or joint venture partners to develop our California acreage. See "Item 4. Information on the Corporation – A. History and Development of the Corporation – 2013 – Farmout with Aera Energy LLC".

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

The high and low market prices expressed in Canadian dollars on the TSX Venture Exchange and the NEX for our Common Shares for the last five financial years, for the last six months, and each quarter for the last three fiscal years:

	TSX Venture Exchange (Canadian Dollars)
Last Six Months	High	Low
February, 2014	0.05	0.04
January, 2014	0.060	0.045
December 2013	0.065	0.04
November 2013	0.065	0.045
October 2013	0.095	0.055
September 2013	0.125	0.075

2013-2014	High	Low
Second Quarter ended March 31, 2014	0.055	0.03
First Quarter ended December 31, 2013	0.095	0.04

2012-2013	High	Low
Fourth Quarter ended September 30, 2013	0.125	0.04
Third Quarter ended June 30, 2013	0.085	0.035
Second Quarter ended March 31, 2013	0.14	0.07
First Quarter ended December 31, 2012	0.105	0.050

2011-2012	High	Low
Fourth Quarter ended September 30, 2012	0.065	0.025
Third Quarter ended June 30, 2012	0.100	0.035
Second Quarter ended March 31, 2012	0.300	0.085
First Quarter ended December 31, 2011	0.350	0.160

Last Five Fiscal Years	High	Low
2013	0.14	0.035
2012	0.350	0.025
2011	1.390	0.200
2010	0.800	0.115
2009	0.850	0.125

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

Directors' Powers

Under the ABCA, a director may not vote in respect of a material contract or material transaction in which he or she has a material interest, except where the contract or transaction is: (a) an arrangement by way of security for money lent to or obligations undertaken by the director, or by a body corporate in which the director has an interest, for the benefit of the corporation or an affiliate, (b) a contract or transaction relating primarily to the director’s remuneration as a director, officer, employee or agent of the corporation or an affiliate, (c) a contract or transaction for indemnity or insurance under section 124 of the ABCA, or (d) a contract or transaction with an affiliate.

The power of directors to vote relating to matters of compensation to themselves is not defined in the Articles or bylaws of Zodiac (the "Bylaws"). Under the ABCA, the directors may vote compensation to themselves, and to our officers and employees. There is no requirement for independent quorum.

Under the Articles and the ABCA, the directors may, without authorization of the shareholders, (a) borrow money on our credit; (b) issue, reissue, sell or pledge debt obligations of us; (c) give a guarantee on behalf of us to secure performance of an obligation of any person; and (d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of ours, owned or subsequently acquired, to secure any obligation incurred by us. The borrowing powers may be varied by amending the Articles or Bylaws.

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

D.            Investment Canada Act

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

The Investment Canada Act requires Government of Canada approval, in certain cases, of the acquisition of control of a Canadian business by an entity that is not controlled by Canadians. The acquisition of natural resource properties may, in certain circumstances, be considered a transaction that constitutes an acquisition of control of a Canadian business requiring Government of Canada approval. Transactions will be approved if the minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada. The Government of Canada is also authorised to take any measures that it considers advisable to protect national security, including the prohibition of a foreign investment in Canada.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of our outstanding shares. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Canadian Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute "taxable Canadian property" under the Canadian Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Common Shares.

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

In any year in which we are classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. A failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

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

A U.S. Holder makes a QEF Election by attaching a completed Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if we cannot provide the required information with regard to ourselves or any of our Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

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

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current or accumulated "earnings and profits", as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if we are a PFIC. To the extent that a distribution exceeds our current and accumulated "earnings and profits", such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares. (See "Sale or Other Taxable Disposition of Common Shares" below). However, we may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by us with respect to our Common Shares will constitute ordinary dividend income. Dividends received on Common Shares generally will not be eligible for the "dividends received deduction." Subject to applicable limitations and provided that we are eligible for the benefits of the Canada-U.S. Tax Convention dividends paid by us to non-corporate U.S. Holders, including individuals, generally would be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain conditions are satisfied, including that we are not classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

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

Additional Considerations

Additional Tax on Passive Income

     Certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on "net investment income" including, among other things, dividends and net gain from dispositions of property (other than property held in certain trades or businesses). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Common Shares.

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

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns , including the requirement to file Form 8938.

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

The following table sets forth the percentage of our cash balances at September 30, 2013 (converted to Canadian dollars).

By Currency

September 30, 2013
Canadian Dollar	$13,796
U.S. Dollar	$127
Total as per Consolidated Financial Statements (Canadian 000s):	$13,923

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

Not Applicable.

ITEM 13 - DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

None.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 - CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost benefit relationship of possible controls and procedures. We have evaluated, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of our disclosure controls and procedures as of the end year covered by this report. Based upon the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as at September 30, 2013.

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

To evaluate the effectiveness of our internal control over financial reporting, Management has used the Internal Control - Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management, including the CEO and CFO, have assessed the effectiveness of our internal control over financial reporting and concluded that such internal control over financial reporting is effective as of September 30, 2013.

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

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that Robert (Bob) Cross, chair of the audit committee, qualified as an Audit Committee financial expert. Mr. Phipps is an "independent director", as defined under NI 52-110 and as defined pursuant to Section 803 of the NYSE MKT Company Guide (as such definition may be modified or supplemented). The SEC has indicated that the designation of an audit committee financial expert does not make that person an "expert" for any purpose, impose any duties, obligations, or liability on that person that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation, or affect the duties, obligations, or liabilities of any other member of the audit committee.

ITEM 16B - CODE OF ETHICS

             We have a Code of Ethics and Business Conduct that applies to our directors, officers, employees and consultants. A copy of our Code of Ethics and Business Conduct and Code of Ethical Conduct for Financial Managers can be found on our website at http://www.zodiacexploration.ca/about-us/corporate-information.html .

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the audit service fees billed by our external auditors, PricewaterhouseCoopers LLP, for the periods indicated:

Type of Fees and Fiscal Year Ended	Aggregate Fees Billed	Description of Services
Audit Fees(1)
Fiscal Year Ended September 30, 2013	$90,550	Year-end audit (US GAAP), quarterly reviews, and reviews of management's discussion and analysis
Fiscal Year Ended September 30, 2012	$70,000	Year-end audit (Canadian GAAP and US GAAP), quarterly reviews, and reviews management's discussion and analysis
Tax Fees(2)
Fiscal Year Ended September 30, 2012	Nil	N/A
Fiscal year ended September 30, 2011	Nil	N/A
Audit-Related Fees(3)
Fiscal Year Ended September 30, 2013	$2,774	Review of Annual Report on Form 20-F and 2013 CPAB fee
Fiscal year ended September 30, 2012	$800	Review of Annual Report on Form 20-F
All Other Fees(4)
Fiscal Year Ended September 30, 2013	Nil	N/A
Fiscal year ended September 30, 2012	Nil	N/A

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

(2)

No "Tax Fees" were paid by Zodiac for any of the period listed above to PricewaterhouseCoopers LLP . "Tax Fees" include fees for professional services rendered by the auditor for tax compliance, tax advice and tax planning.

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

ITEM 19 – EXHIBITS

Exhibit No.	Name
1.1*	Certificate of Incorporation
1.2*	Bylaws
2.1*	Stock Option Plan
2.2*	Form of Stock Option Agreement
2.3*	Form of Zodiac Performance Warrant
2.4*	Form of Zodiac Series II Warrant
12.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consolidated Financial Statements Year Ended September 30, 2013
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

* Incorporated by reference from our 20-F that was filed with the Commission on January 31, 2013

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: April 11, 2014

ZODIAC EXPLORATION INC.

By:	/s/ Lee Pettigrew
Lee Pettigrew
Chief Executive Officer